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PROXY STATEMENT



A Message from Our Chairman and Chief Executive Officer and Lead Director

MARCH 29, 2021

Dear Fellow Stockholders,

On behalf of the Board of Directors (the "Board") and the Executive Leadership Team, we are pleased to invite you to participate in the 2021 Annual Meeting of Stockholders (the "Annual Meeting"). We planned to return to an in-person meeting this year; however, the health and well-being of our employees, stockholders and partners remain of the utmost importance to us, and due to the ongoing coronavirus (COVID-19) pandemic and to be consistent with our SPIRIT Values and public health guidelines, this year's Annual Meeting will be virtual only. **This does not represent a change in our stockholder engagement philosophy and we remain committed to an in-person meeting in 2022.**

The Annual Meeting will be held on Tuesday, May 11, 2021, at 9:00 a.m. Central Daylight Time. It will be conducted via live webcast. You will be able to participate online at www.virtualshareholdermeeting.com/COP2021. You may submit questions electronically both before and during the meeting or by using a live phone line during the meeting, and you will also be able to vote your shares electronically (other than shares held through our employee benefit plans, which must be voted prior to the meeting). The attached Notice of the 2021 Annual Meeting of Stockholders and Proxy Statement provide information on how to join the meeting online and about the business we plan to conduct.

AN UNPRECEDENTED YEAR

We entered 2020 with strong momentum, having successfully implemented a multi-year plan with a value proposition to deliver superior returns through price cycles; however, 2020 brought unprecedented challenges, including simultaneous supply and demand shocks that drove the industry into a severe downturn. The supply shock was triggered by disagreements between OPEC and Russia, beginning in early March, which resulted in significant supply coming onto the market and an oil price war. The demand shock was triggered by the COVID-19 pandemic, which caused social and economic consequences not felt just in our industry, but globally. The significant industry downturn tested our value proposition, but we remained disciplined – we established priorities around workforce health, exercised available flexibility across our operations, preserved financial strength and safely delivered the underlying business.

While the pandemic was unexpected and demanded intense focus, the Board and management remained actively engaged to ensure that our business response during this historic year preserved our competitiveness and our ability to deliver our compelling value proposition to stockholders. Throughout 2020, management exercised available flexibility to conserve cash and preserve value for stockholders. In the second and third quarters, we curtailed a significant portion of our production globally based on clear economic criteria that created future value. We completed critical dispositions to high-grade the portfolio, achieved two significant discoveries in Norway, acquired high-value adjacent acreage in the Montney and progressed major projects across our global operations. Our balance sheet stayed strong and we satisfied our commitment to return cash from operations to stockholders.

We are proud of the fact that our model for the business succeeded, even in the face of historic challenges. This success is what put us in a strong position to acquire Concho Resources Inc. ("Concho"). The combination of two premier companies leaves us uniquely positioned to lead a structural change for our vital industry that is critical to investors. Although the pandemic and its effects may be far from over, our value proposition remains intact and we continue to believe that its core principles – focusing on free cash flow generation, maintaining a strong balance sheet, delivering compelling returns on and of capital, and demonstrating ESG leadership – are the right ones for the upstream business and offer a compelling investment for this cyclical industry.

RISING TO THE COVID-19 CHALLENGE

As the COVID-19 pandemic emerged, we took swift actions to respond across our global operations. We began by establishing and communicating three priorities to guide our actions: protect the health and

S SAFETY

No task is so important that we can't take the time to do it safely. A safe company is a successful company.

P PEOPLE

We respect one another. We recognize that our success depends upon the capabilities and inclusion of our employees. We value different voices and opinions.

I INTEGRITY

We are ethical and trustworthy in our relationships with internal and external stakeholders. We keep our promises.

R RESPONSIBILITY

We are accountable for our actions. We care about our neighbors in the communities where we operate. We strive to make a positive impact across our operations.

I INNOVATION

We anticipate change and respond with creative solutions. We are responsive to the changing needs of the industry. We embrace learning. We are not afraid to try new things.

T TEAMWORK

We have a "can do" attitude that inspires top performance from everyone. We encourage collaboration. We celebrate success. We win together.

well-being of our workforce, help mitigate the spread of COVID-19, and safely execute the business. In conjunction with these priorities, we developed a governance structure and various protocols that have served us well in responding to the pandemic, including:

- Standing up a Crisis Management Support Team;
- Communicating regularly with employees and providing them with sufficient flexibility to support any challenges; and
- Equipping our employees with the necessary technology and training to adjust to a remote work environment.

It is with tremendous pride and gratitude that we reflect on the extraordinary efforts of our workforce, especially those in the field, whose resilience and dedication during an incredibly challenging year allowed us to deliver our business plans despite the ongoing pandemic. And we are especially proud about the fact that this was achieved while staying true to our SPIRIT Values.

COMBINING TWO PREMIER COMPANIES

On January 15, 2021, the acquisition of Concho was completed. The transaction marks another transformational moment in our history and results in ConocoPhillips being the world's largest independent oil and gas company with production of approximately 1.5 million barrels of oil equivalent per day. The combination of Concho's best-in-class position in the Permian Basin and ConocoPhillips' best-in-class global diverse portfolio creates a company of unmatched scale and quality among independent peers. We have established an integration structure with clear roles and responsibilities within the combined organization to ensure the two companies are successfully merged and that we capture the expected transaction value and synergies. In the brief time since completing the transaction, we already have line of sight to how we will exceed our initial estimates of expected value capture from the combined company and will provide updates as integration activities progress.

LOOKING TO THE FUTURE

We believe we play a critical role in a vital industry, but we also recognize that there is an imperative to progress the industry, especially by delivering stronger financial and climate-related performance. ConocoPhillips has always included corporate responsibilities in its business model, and consistent with that philosophy we recently streamlined our commitment into three essential mandates. As a company, we must:

- Provide affordable energy to the world by investing in the lowest-cost resources that will be developed in any lower-carbon scenario;
- Generate superior returns on and of capital; and
- Demonstrate ESG leadership and excellence.

Aligned with these mandates we have (i) eliminated an explicit production growth target from our capital allocation criteria, and instead established cost of supply as the primary basis for capital allocation, (ii) used and will continue to use a scenario-based strategic planning process to ensure our plans are sufficiently flexible to navigate through price cycles and the energy transition, and (iii) been a leader in ESG, including being the first U.S. exploration and production company to set greenhouse gas (GHG) emissions intensity reduction targets in 2017. Further, in October 2020 we became the first U.S.-based oil and gas company to adopt a Paris-aligned climate-risk strategy with specific targets, including:

- Setting an ambition to become a net-zero company for operational (scope 1 and scope 2) emissions by 2050;
- Revising our previous operational greenhouse gas emissions intensity reduction target to 35-45% by 2030, from the earlier 5-15% goal;
- Endorsing the World Bank Zero Routine Flaring by 2030 initiative, with an ambition to meet the goal by 2025;
- Adding continuous methane monitoring devices to our operations, with an initial focus on our Lower 48 facilities;
- Advocating for a U.S. carbon price to address end-use (scope 3) emissions through our membership in the Climate Leadership Council; and
- Including ESG performance in executive and employee compensation programs.

We are proud of our leadership in ESG and we are committed to continued ESG excellence.

YOUR INPUT IS VALUED AND YOUR VOTE IS VERY IMPORTANT

We strongly believe that regular engagement with all of our stakeholders – stockholders, employees, customers, suppliers, advocacy groups, governments and communities – is critical to our long-term success. The Annual Meeting is another opportunity for stockholders to express views on matters relating to ConocoPhillips' business, and we hope you will participate.

Whether or not you plan to participate in the Annual Meeting, and no matter how many shares you own, we encourage you to vote promptly. Prior to the meeting, you may sign and return your proxy card, use telephone or Internet voting, or visit the Annual Meeting website at www.conocophillips.com/annualmeeting to register your vote. Instructions on how to vote begin on page 125.

We look forward to sharing more about our company and your company during the Annual Meeting on May 11.

Thank you for your continued support.

Ryan M. Lance
Chairman and Chief Executive Officer

Robert A. Niblock
Lead Director

Notice of 2021 Annual Meeting of Stockholders

 **DATE & TIME**
Tuesday, May 11, 2021
9:00 a.m. (CDT)

 **LOCATION**
Online at
www.virtualshareholdermeeting.com/COP2021

 **RECORD DATE**
March 15, 2021

Proposals Requiring Your Vote

Purpose	Board Recommendation	Page
1. Election of 15 Directors	**FOR** each nominee	36
2. Ratification of Independent Registered Public Accounting Firm	**FOR**	50
3. Advisory Approval of the Compensation of our Named Executive Officers	**FOR**	52
4. Stockholder Proposal – Simple Majority Vote Standard	**FOR**	118
5. Stockholder Proposal – Emission Reduction Targets	**AGAINST**	120

Only stockholders of record at the close of business on March 15, 2021 will be entitled to receive notice of, and to vote at, the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection by any stockholder at our offices in Houston, Texas during ordinary business hours for a period of 10 days prior to the meeting. This list will also be available for stockholders to view online at the time of the meeting.

Visit our Annual Meeting website at www.conocophillips.com/annualmeeting to learn more about our Annual Meeting, review and download this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2020 (the "Annual Report"), submit questions in advance of the Annual Meeting, and sign up for electronic delivery of materials for future annual meetings.

March 29, 2021
By Order of the Board of Directors

Shannon B. Kinney
Corporate Secretary

PARTICIPATE IN THE FUTURE OF CONOCOPHILLIPS— VOTE NOW

 **ONLINE**
Use your smartphone or computer.
www.proxyvote.com

 **PHONE CALL**
Dial (800) 690-6903 toll-free 24/7.

 **MAIL**
Cast your ballot, sign your proxy card, and send by mail in the enclosed postage-paid envelope.

 **ANNUAL MEETING**
You may participate in the Annual Meeting and vote electronically.

Your vote is very important to us and to our business. Even if you plan to participate in the Annual Meeting, please vote right away. For more information on voting, please see "*Available Information and Questions and Answers About the Annual Meeting and Voting*" beginning on page 124.

> **Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting of Stockholders to be Held on May 11, 2021: This Proxy Statement and our 2020 Annual Report are available at www.conocophillips.com/annualmeeting.**

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. For more complete information regarding ConocoPhillips' 2020 performance, please review our Annual Report.

About ConocoPhillips

Company Overview

Headquartered in Houston, Texas, as of December 31, 2020, ConocoPhillips had operations and activities in 15 countries, $63 billion of total assets, and approximately 9,700 employees. Production excluding Libya averaged 1,118 thousand barrels of oil equivalent per day ("MBOED") in 2020, and proved reserves were 4.5 billion barrels of oil equivalent ("BBOE") as of December 31, 2020. Our key focus areas include safely operating producing assets, executing major developments, and exploring for new resources in promising areas. On January 15, 2021, we completed our acquisition of Concho Resources Inc. ("Concho"), an independent oil and gas exploration and production company with operations in New Mexico and West Texas, significantly increasing our Permian position by adding complementary acreage across the Delaware and Midland basins. Our diverse, low cost of supply portfolio includes resource-rich unconventional plays in North America; conventional assets in North America, Europe, Asia; LNG developments; oil sands assets in Canada; and an inventory of global conventional and unconventional exploration prospects.

WE ENDED 2020 WITH OPERATIONS ACROSS 15 COUNTRIES WITH APPROXIMATELY 9,700 PEOPLE WORKING UNDER THE SAME SPIRIT VALUES TO FIND AND PRODUCE OIL AND NATURAL GAS.



UNITED STATES – ALASKA
CANADA
NORTH AMERICA
Pacific Ocean
UNITED STATES – LOWER 48
Houston
Gulf of Mexico
Atlantic Ocean
COLOMBIA
SOUTH AMERICA
ARGENTINA
Norwegian Sea
Barents Sea
NORWAY
UNITED KINGDOM
North Sea
EUROPE
LIBYA
AFRICA
MIDDLE EAST
QATAR
ASIA
CHINA
JAPAN
Pacific Ocean
CAMBODIA
South China Sea
MALAYSIA
Natuna Sea
Indian Ocean
SINGAPORE
INDONESIA
Java Sea
AUSTRALIA
Exploration
Production
Exploration and Production
Headquarters



2020 Global Operations and Activities	Employees	2020 Production*	2020 Proved Reserves
15 Countries as of Dec. 31, 2020	**~9,700** as of Dec. 31, 2020	**1,118** MBOED	**4.5** Billion BOE







* Production excludes Libya.

A Challenging Year Affirms Our Value Proposition

We entered 2020 committed to the core principles of our value proposition to **provide superior returns to stockholders through price cycles** – focusing on free cash flow generation, maintaining a strong balance sheet, delivering compelling returns on and of capital, and demonstrating ESG leadership. Supporting these core principles were our strategic cash flow allocation priorities: (1) invest enough capital to sustain production and pay the existing dividend; (2) grow the dividend annually; (3) maintain 'A' credit rating; (4) return greater than 30 percent of cash from operations to stockholders; and (5) disciplined investment to expand cash from operations. Before the end of the first quarter of 2020, the energy landscape changed dramatically with simultaneous supply and demand shocks that drove the industry into a severe downturn. The supply shock was triggered by disagreements between OPEC and Russia, beginning in early March, which resulted in significant supply coming onto the market and an oil price war. The demand shock was triggered by the COVID-19 pandemic, which caused unprecedented social and economic consequences.

COVID-19 Response

Throughout the pandemic, our priorities have been consistent: protecting the health and well-being of our workforce; mitigating the spread of COVID-19; and safely running the business. As a global company, we had to respond swiftly to the local realities, and do so in a way that was consistent with our SPIRIT Values, which include:

Safety – Implementing rigorous cleaning and disinfecting processes and mitigation protocols to keep our workplace safe, including temperature scans, social distancing, face covering requirements and increased sanitation

People – Communicating regularly with employees and providing sufficient flexibility to support any challenges

Integrity – Transitioning to a remote work environment, as needed, to ensure the safety of our employees, partners, and the community

Responsibility – Standing up a Crisis Management Support Team in March 2020

Innovation – Equipping our employees with the necessary technology and training to seamlessly transition to and from a remote work environment

Teamwork – Continuing to run the business, despite unprecedented challenges, including successfully executing our curtailment program, and preserving long-term value for our stockholders

Our workforce and operations have adjusted to mitigate the impacts of the COVID-19 pandemic. In remote locations, such as offshore platforms, the North Slope of Alaska, Curtis Island in Australia, and western Canada and Indonesia, where operations require working in confined spaces where viruses could rapidly spread, personnel are asked to perform a self-assessment for symptoms of illness each day and, when appropriate, are subject to more restrictive measures traveling to and working on location. We took a thoughtful approach to staffing levels in certain operations to minimize health risk exposure and increase social distancing. These mitigation measures have thus far been effective at reducing business operations disruptions, and we continue to evolve and modify our business continuity plans.

Company Performance

Our decisive actions over the last several years, including focusing on free cash flow generation, high-grading our asset base, lowering the cost of supply of our investment resource portfolio, and strengthening our balance sheet positioned us well relative to our independent exploration and production peers for the volatile cycles of our industry. When the recent downturn started in early 2020, we closely monitored the market and took prudent actions in response to an unprecedented challenge, including reducing our 2020 operating plan capital by $2.3 billion, reducing our 2020 operating costs by $600 million and suspending our share repurchase program, thereby decreasing uses of cash by approximately $5 billion in 2020. Furthermore, when oil prices weakened during the second quarter of 2020, our strong balance sheet enabled us to forgo some production and cash flow in anticipation of receiving higher cash flows for those volumes in the future. To that end, we established an economic framework for evaluating our assets on a month-to-month basis to determine where to implement production curtailments to preserve stockholder value. It was a historic year, and even with mitigation efforts, the disruption to our industry caused by the COVID-19 pandemic had a corresponding impact on our financial performance. See our Annual Report on Form 10-K for information on how the COVID-19 pandemic impacted us and a more detailed discussion of our performance.

Notwithstanding the challenges we faced in 2020, the year served to strengthen our confidence that we are offering the right value proposition for this cyclical business. The chart below highlights how we ended 2020 ready to lead the sector in value creation:

2020 HIGHLIGHTS – LEADING THE E&P SECTOR IN VALUE CREATION

FINANCIAL	STRATEGY	OPERATIONS
• $2.7B loss; $2.51 EPS loss; $1.0B adjusted loss; $0.97 adjusted EPS loss[1] • $4.8B cash provided by operating activities; $5.2B CFO[2]; $0.5B free cash flow[1] • Generated $1.3B of disposition proceeds • Ending cash of ~$7B[3] • Paid $1.8B in dividends; repurchased $0.9B of shares • Retained single "A" credit rating	• Enhanced strategic and financial framework via Concho acquisition • Added to our best-in-class, low cost of supply resource • Continued portfolio high-grading with asset sales in Australia and the U.S. • Returned 53% of CFO to stockholders[2] • First U.S. E&P to commit to Paris-aligned climate risk framework	• Strong safety performance with diligence on COVID-19 mitigation • FY production of 1,118 MBOED[4] • Executed 80 MBOED of economically driven curtailments • Announced two significant discoveries in Norway • Continued Montney appraisal drilling; started up first two pads • Progressed multiple projects across the portfolio

[1] Adjusted loss, adjusted EPS loss and free cash flow are non-GAAP measures. Further information related to these measures as well as reconciliations to the nearest GAAP measure are included on Appendix A.

[2] Cash provided by operating activities was $4.8B. Excluding operating working capital of ($0.4B), cash from operations was $5.2B. Cash from operations (CFO) is a non-GAAP measure. Further information related to this measure is included on Appendix A.

[3] Ending cash includes cash, cash equivalents, and restricted cash totaling $3.3B and short-term investments of $3.6B. Restricted cash was $0.3B.

[4] Production excludes Libya.

Importantly, we delivered these milestones while operating safely and with a commitment to ESG excellence. We maintained our ongoing practice of engaging with stockholders throughout 2020 and received consistent feedback that our disciplined, returns-focused strategy is the right one for our business and that our disclosures were addressing the things that our stockholders care about most.

Stockholder Engagement

ConocoPhillips understands the importance of maintaining a robust stockholder engagement program. During 2020, ConocoPhillips continued this long-standing practice. Executives and management from our human resources, legal, investor relations, government affairs, and sustainable development groups routinely engaged with stockholders. When appropriate, directors also met with stockholders on a variety of topics, including our response to the COVID-19 pandemic, strategy and value proposition, corporate governance, executive compensation, human capital management, culture, climate change, and sustainability. We spoke with representatives from our top institutional investors, mutual funds, public pension funds, labor unions, and socially responsible funds to hear their views on these important topics. Overall, investors expressed strong support for ConocoPhillips. We believe our regular stockholder engagement was productive and provided an open exchange of ideas and perspectives for both ConocoPhillips and our stockholders. For more information, see "*Stockholder Engagement and Board Responsiveness*" beginning on page 16 and "*2020 Say on Pay Vote Result, Stockholder Engagement, and Board Responsiveness*" beginning on page 57.

Director Nominees

The Board recommends a vote **FOR** each of the 15 nominees listed below. All of the nominees are currently serving as directors.





Charles E. Bunch, 71
Former Chairman and
Chief Executive Officer,
PPG Industries, Inc.

Director Since: 2014
Committees:





Caroline Maury Devine, 70
Former President and Managing
Director of a Norwegian affiliate
of ExxonMobil

Director Since: 2017
Committees:





John V. Faraci, 71
Former Chairman and
Chief Executive Officer,
International Paper Company

Director Since: 2015
Committees:





Jody Freeman, 57
Archibald Cox
Professor of Law,
Harvard Law School

Director Since: 2012
Committees:





Admiral William H. McRaven, 65
Retired U.S. Navy Four-Star
Admiral (SEAL)

Director Since: 2018
Committees:





Sharmila Mulligan, 55
Chief Strategy Officer,
Alteryx

Director Since: 2017
Committees:

NEW





Eric D. Mullins, 58
Chairman and Chief
Executive Officer,
Lime Rock Resources

Director Since: 2020
Committees:





Arjun N. Murti, 51
Senior Advisor,
Warburg Pincus

Director Since: 2015
Committees:

Key

Diversity of Board Skills and Experience

 **CEO or senior officer**
CEO or senior officer experience demonstrates a practical understanding of organizations, processes, strategy, risk, and risk management.

 **Financial reporting**
Financial reporting, audit knowledge, and experience in capital markets, both debt and equity, are critical to ConocoPhillips' success.

 **Industry**
Industry experience provides valuable perspective on issues specific to our business within the energy industry.

 **Global**
Global business or international experience provides valued perspectives on how we grow our businesses outside the United States.

 **Regulatory/ government**
Regulatory/government experience offers valuable insight into how the energy industry is heavily regulated and directly affected by governmental actions and decisions.

Committees

 Executive Committee ("EC")

 Audit and Finance Committee ("AFC")

 Human Resources and Compensation Committee ("HRCC")

Director Nominee Tenure Diversity

8
DIRECTORS



0-3 years of service

3
DIRECTORS



4-6 years of service

4
DIRECTORS



7+ years of service

Director Nominee Gender Diversity

27% Women

11 Men



4 Women






Gay Huey Evans OBE, 66
Chairman,
London Metal Exchange

Director Since: 2013
Committees: 🔍 📄




Jeffrey A. Joerres, 61
Former Executive Chairman
and Chief Executive Officer,
ManpowerGroup Inc.

Director Since: 2018
Committees: 👥 🤝




Ryan M. Lance, 58
Chairman and
Chief Executive Officer,
ConocoPhillips

Director Since: 2012
Committees: ⭐

NEW



Timothy A. Leach, 61
Executive Vice President,
Lower 48, ConocoPhillips

Director Since: 2021
Committees: None




Robert A. Niblock, 58
Lead Director
Former Chairman, President
and Chief Executive Officer,
Lowe's Companies, Inc.

Director Since: 2010
Committees: ⭐ 🤝 📄




David T. Seaton, 59
Former Chairman and
Chief Executive Officer,
Fluor Corporation

Director Since: 2020
Committees: 🔍 📄




R.A. Walker, 64
Former Chairman and
Chief Executive Officer,
Anadarko Petroleum
Corporation

Director Since: 2020
Committees: 🔍 📄

 **Environmental/ sustainability**

Environmental/sustainability experience ensures that strategic business essentials and long-term value creation for stockholders are achieved with a responsible, sustainable business model.

 **Technology**

Technology expertise adds exceptional value to our Board as we increasingly utilize our global data assets to monitor and optimize our operations.

 **Public company board service**

Public company board service experience supports our goals of strong board and management accountability, transparency, and protection of stockholder interests.

 **Human capital management**

Human capital management experience is essential for effective oversight on matters such as culture, succession planning, development and retention.

 Committee on Directors' Affairs ("DAC")  Public Policy Committee ("PPC") 🔴 Red indicates Chair Age as of March 29, 2021.

Gender Diversity in Board Leadership Roles

Director Nominee Age Diversity

20%

of our committees (1 of 5) are chaired by a woman



51   55   57 58 59   **61**   64 65 66   70 71
Median

Board Refreshment and Diversity

The Committee on Directors' Affairs regularly evaluates the size and composition of the Board and continually assesses whether the composition appropriately relates to ConocoPhillips' strategic needs, which change as our business environment evolves. When conducting its review of the appropriate skills and qualifications desired of directors, the Committee on Directors' Affairs considers any planned retirements from the Board, as well as background and diversity (including gender, ethnicity, race, national origin, and geographic background). As shown below, the Board balances its commitment to maintaining institutional knowledge with the need for fresh perspectives that board refreshment and director succession planning provide.

Governance Highlights

Our Board oversees the development and execution of our strategy. We have robust governance practices and procedures that support our strategy. To maintain and enhance independent oversight, our Board is focused on its composition and effectiveness and has implemented a number of measures for continuous improvement.

The measures outlined below align our corporate governance structure with our strategic objectives and enable the Board to effectively communicate and execute our culture of compliance and rigorous risk management.

COMPREHENSIVE, INTEGRATED GOVERNANCE PRACTICES



Enhanced Director Recruitment

- Our Board is committed to regular renewal and refreshment. We are continuously focused on the director recruitment and selection process. As a result, we have an experienced and diverse group of nominees. See "*How Are Nominees Selected*?" beginning on **page 36**.
- Our Board's thorough onboarding and director education processes complement this recruitment process. See "*Director Onboarding and Education*" beginning on **page 23**.

Active Independent Oversight

- Our independent Lead Director's robust duties are set forth in our Corporate Governance Guidelines. See "*Our Lead Director*" beginning on **page 20**.
- Our non-employee directors meet privately in executive session at each regularly scheduled Board meeting.
- Our Board reviews CEO and senior management succession and development plans at least annually and assesses candidates during Board and committee meetings and in less formal settings.

Candid Self-Evaluation

- Our Board and committees conduct intensive and thoughtful annual evaluations of the Board, its committees, and its directors, including self-evaluations and peer assessments. See "*Board and Committee Evaluations*" on **page 22**.
- Our directors provide feedback on Board and committee effectiveness, including areas such as Board composition and the Board/management succession-planning process.
- Our Board regularly assesses its leadership structure.
- Our Board's decision-making is informed by input from stockholders.



The governance best practices we have adopted support these general principles:

- Annual election of all directors
- Long-standing commitment to sustainability
- Stock ownership guidelines for directors and executives
- Independent Audit and Finance, Human Resources and Compensation and Directors' Affairs committees
- Transparent public policy engagement
- Prohibition on pledging and hedging for all employees

- Proxy access
- Active stockholder engagement
- Majority independent Board
- Executive sessions of non-employee directors held at each regularly scheduled Board meeting
- Empowered independent Lead Director
- Majority vote standard in uncontested elections
- Clawback Policy

Executive Compensation

2020 Compensation Program Structure

Each year the Human Resources and Compensation Committee (the "HRCC"), advised by its independent compensation consultant and informed by feedback from stockholders, undertakes a rigorous process to set and review executive compensation. The HRCC believes a substantial portion of our executive compensation should be equity-based and focused on rewarding long-term performance and furthermore, that this approach most closely aligns the interests of our top executives with those of our stockholders.

The four primary elements of our executive compensation program are designed to provide a target total value for compensation that is competitive with our peers and attracts and retains the talented executives necessary to manage a large and complex company like ConocoPhillips. The following chart summarizes the principal components of our executive compensation program and the performance drivers of each element.

2020 Element of Pay	Overview	Key Benchmarks/Performance Measures
Annual		
Salary	Fixed cash compensation to attract and retain executives and balance at-risk compensation **Range:** Salary grade minimum/maximum	• Benchmarked to compensation reference group median; adjusted for experience, responsibility, performance, and potential
Variable Cash Incentive Program ("VCIP")	Variable annual cash compensation to motivate and reward executives for achieving annual goals and strategic milestones that are critical to our strategic priorities **Range:** 0% - 200% of target for corporate performance, inclusive of individual adjustments	• Health, Safety, and Environmental (**20%**) • Operational (**20%**) • Financial – Absolute and Relative Adjusted ROCE (**20%**) • Strategic Milestones (**20%**) • Relative TSR (**20%**) • Measured over a one-year performance period and aligned with our strategic priorities
Long-Term Incentive Program ("LTIP")		
Performance Share Program ("PSP") (65% of LTIP)	Variable long-term equity-based compensation to motivate and reward executives for achieving multi-year strategic priorities Granted at beginning of three-year performance period with final cash payout following the conclusion of the performance period based on HRCC assessment of progress toward pre-established corporate performance metrics and stock price on the settlement date **Range:** 0% - 200% of total target award, inclusive of corporate performance adjustments	• Relative TSR (**50%**)[1] • Financial – Relative Adjusted ROCE and/or Adjusted CROCE (**30%**)[1][2] • Strategic Objectives (**20%**)[1] • Measured over a three-year performance period and aligned with our strategic priorities • Stock price
Executive Restricted Stock Unit Program (35% of LTIP)	Long-term equity-based compensation designed to encourage executive retention while incentivizing absolute performance that is aligned with stockholder interests Annual award settles in cash on third anniversary of grant date based on the stock price on the settlement date[3] **Range:** 0% - 100% of target	• Stock price • Vest in three years

[1] Performance share programs commencing prior to 2019, including PSP 18, include Strategic Objectives as a PSP measure; however, effective with performance share programs commencing in 2019, Strategic Objectives has been eliminated as a performance measure from the PSP and the weighting of relative TSR has increased from 50% to 60% and relative Financial has increased from 30% to 40%. **This change allows the HRCC to calculate payouts under the LTIP on a formulaic basis.**

[2] Beginning with performance share programs commencing in 2020, the financial performance measure was further simplified by removing Adjusted CROCE, thereby strengthening the correlation between the payout and the remaining Adjusted ROCE metric.

[3] Beginning with 2020 grants, Executive Restricted Stock Unit grants will be settled in shares rather than cash to provide additional common stock ownership through ConocoPhillips' executive compensation programs, and better align with market practice.

Compensation and Governance Practices

Management and the HRCC believe pay and performance are best aligned through a rigorous review process of our executive compensation programs. This process, which is described under the heading "*HRCC Annual Compensation Cycle*" on **page 67**, consists of benchmarking against our peers, completing four distinct performance reviews, incorporating stockholder feedback, and seeking the assistance of an independent third-party compensation consultant.

In connection with this ongoing review and based on feedback received through our stockholder outreach program, the HRCC maintains what it believes are best practices for executive compensation. Below is a summary of those practices.

WHAT WE DO

✔ **Pay for Performance:** We align executive compensation with corporate and individual performance on both a short-term and long-term basis. The majority of our target total direct compensation for employees who are a senior vice president or higher, executives who report directly to the CEO, or any other employee considered an officer under Section 16(b) of the Securities Exchange Act of 1934 ("Senior Officers") is variable incentive compensation. Actual total direct compensation varies based on the extent of achievement of, among other things, safety, operational, and financial performance, and strategic goals, as well as stock performance and individual performance.

✔ **Stock Ownership Guidelines:** Our Stock Ownership Guidelines require executives to own stock or have an interest in restricted stock units valued at a multiple of base salary, ranging from 1.8 times base salary for lower-level executives to six times base salary for the CEO. Each director is expected to own stock in the amount of the aggregate annual equity grants he or she received during his or her first five years on the Board. All of our Named Executive Officers and current directors meet or exceed these requirements.

✔ **Mitigation of Risk:** Our compensation plans have provisions designed to mitigate undue risk, including caps on the maximum level of payouts, clawback provisions, varied performance measurement periods, and multiple performance metrics. In addition, the Board, the HRCC, and management perform an annual risk assessment to identify potential undue risk created by our incentive plans.

✔ **Clawback Policy:** Executives' incentive compensation is subject to a clawback that applies in the event of certain financial restatements. This is in addition to provisions contained in our award documents that, if an executive engages in any activity we determine is detrimental to ConocoPhillips, permit us to suspend the right to exercise, refuse to honor the exercise of awards already requested, or cancel awards granted.

✔ **Independent Compensation Consultant:** The HRCC retained Frederic W. Cook & Co., Inc. ("FW Cook") to serve as its independent executive compensation consultant. During 2020, FW Cook provided no other services to ConocoPhillips.

✔ **Double Trigger:** Beginning with awards granted pursuant to long-term incentive programs in 2014, equity awards do not vest in the event of a change in control unless there is also a qualifying termination of employment.

✔ **Limited Payouts:** The HRCC has implemented caps on all executive incentive programs. Payouts for the Executive Leadership Team, which includes the Named Executive Officers, under the annual incentive program and Performance Share Program, are limited to 200 percent of the total target award.

WHAT WE DON'T DO

⊘ **No Excise Tax Gross-Ups for Future Change in Control Plan Participants:** In 2012, we eliminated excise tax gross-ups for future participants in our Change in Control Severance Plan.

⊘ **No Current Payment of Dividend Equivalents on Unvested Long-Term Incentives:** Dividend equivalents on unvested restricted stock units awarded under the long-term incentive programs are only paid out to the extent that the underlying award is ultimately earned.

⊘ **No Repricing of Underwater Stock Options:** Our plans do not permit us to reprice, exchange, or buy out underwater options without stockholder approval.

⊘ **No Pledging, Hedging, Short Sales, or Derivative Transactions:** Company policies prohibit all of our employees from pledging, hedging, or trading in derivatives of ConocoPhillips stock.

⊘ **No Employment Agreements for Our Named Executive Officers:** All compensation for our Named Executive Officers is established by the HRCC.

Table of Contents

ESG Excellence

Our Approach

ConocoPhillips recognizes the importance of delivering energy to the world and we are committed to demonstrating leadership in the production of natural gas and oil by being competitive both financially and with our environmental and social performance. As we manage through the uncertainty of the energy transition, natural gas and oil will still be in demand in a 2-degree world and flexibility and resilience will be required to ensure that supply. Our governance structure is designed to ensure that management of sustainability-related risks and opportunities throughout the organization is incorporated into our strategic and operating decisions. Our governance model extends from the Board's Public Policy Committee, through the executive team, to leaders and internal subject matter experts.



Board of Directors
Public Policy Committee

Executive Leadership Team (ELT)
ELT Champions for Human Rights, Stakeholder Engagement, Water, Biodiversity, Climate Change

Sustainable Development Leadership Team (SDLT)
Business Unit Presidents, Function Heads, Sustainable Development Team

Operations
Business Unit Leadership, Subject Matter Experts, HSE Leadership, Global SD Issues Working Groups

Operated assets and major projects are examined through our sustainable development ("SD") risk management process against the physical, social, and political settings of our operations to ascertain potential risks. Sustainability-related risks are identified for climate change, water, biodiversity and stakeholder engagement, and action plans for each priority risk include line-of-sight goals for business units and key functions.

SUSTAINABLE DEVELOPMENT RISK MANAGEMENT



Adjust, Innovate and Continuously Improve

Measure and Monitor
Track and assess actions.

Engage
Communicate risks to executives and Board of Directors; input to Enterprise Risk Management.

Identify and Map
Develop risk register which ranks corporate-wide and local risks.

Address Risk
Collaborate on strategies and action plans to manage ranked risks.

Managing Climate-Related Risks

Our comprehensive governance framework provides Board and management oversight of our climate-related risk processes and mitigation plans as outlined in our Managing Climate-Related Risks report. Our integrated management system approach to identify, assess, and manage climate-related risks links directly to the enterprise risk management process, which includes an annual review by executive leadership and the Board.

We use scenarios in our strategic planning process to:

- Gain a better understanding of external factors that impact our business;
- Test the robustness of our strategy across different business environments;
- Communicate risks appropriately; and
- Adjust prudently to changes in the business environment.

In 2020 we announced a Paris-aligned climate risk framework – a first for a U.S.-based oil and gas company. The framework includes specific emissions intensity reduction goals, a commitment to end routine flaring, permanent methane monitoring in Lower 48 and advocating for a well-designed carbon price in the U.S. In adopting this framework, we decided that a strategy of being a low cost of supply, Paris-aligned E&P puts us in a position to contribute to meeting global energy demand with resources that are the most likely to be developed in any scenario that meets the Paris agreement's aim of a less-than-2 degrees Celsius temperature increase. Looking to the future, we have created a Low Carbon Team to further evaluate low-carbon opportunities and technologies such as carbon capture and utilization, the hydrogen economy, and alternative energy technologies which can further reduce our GHG emissions intensity.

This framework supports our ambition to reach a net-zero operational emissions target by 2050 and demonstrates our commitment to greenhouse gas emissions reductions and managing climate-related risks and issues throughout the business. It also ensures that appropriate risk management discussions occur throughout the lifecycles of our assets.

Managing Water Risks

Access to water is essential to the communities and ecosystems near our operations and to our ability to produce natural gas and oil. Fresh water is a limited resource in regions experiencing water scarcity, and local availability may be affected in the future by physical effects of climate change, such as droughts. Although access to water and water scarcity are issues of global importance, we manage water risks and mitigate potential impacts to water resources locally, taking into account the unique social, economic, and environmental conditions of each basin or offshore marine area.

Managing Biodiversity Risks

The World Economic Forum estimates that diversity within and between species and the diversity of ecosystems is declining faster than at any other time in human history. We assess potential biodiversity impacts associated with the direct and indirect operational footprint of our onshore and offshore assets through our integrated management system approach. We address potential impacts to areas with biological or cultural significance using the Mitigation Hierarchy and proactive conservation.

Engaging Stakeholders

We are committed to respectfully engaging with local stakeholders to understand their values and interests, reduce the impact of our operations and contribute to economic opportunities. We build long-term benefits for both ConocoPhillips and local communities by first listening to understand concerns, finding mutually agreeable solutions to mitigate these concerns through our actions and then integrating them into planning and decision-making. Our approach with communities is to build strong relationships with transparency, courtesy and trust. This creates the best solutions to potential issues for the community and the business and builds a base for shared value from development.

Recognition

Notable ESG achievements in 2020 include:

- Named to the North American Dow Jones Sustainability Index as the top U.S. performer in the Oil & Gas Upstream & Integrated sector and included in the Sustainability Yearbook 2021;
- Rated "A" by MSCI;
- Rated in the 6th percentile of oil and gas producers by Sustainalytics;
- Received a score of "1" on both environmental and social metrics from ISS QualityScore; and
- Achieved a B rating for CDP, which is above the industry and North American average.

To learn more about sustainable development at ConocoPhillips, please view our Sustainability Report on our website under "Company Reports and Resources."

Corporate Governance Matters

The Committee on Directors' Affairs and our Board annually review our governance structure, taking into account any changes in Securities and Exchange Commission (the "SEC") and New York Stock Exchange (the "NYSE") rules, as well as current best practices. Our Corporate Governance Guidelines address the matters shown below, among others.

- Director qualifications;
- Director responsibilities;
- Board committees;
- Director access to officers, employees, and independent advisors;
- Director compensation and stock ownership requirements;
- Director orientation and continuing education;
- Chief Executive Officer evaluation and management succession planning; and
- Board performance evaluations.

The Corporate Governance Guidelines are posted on our website under "Investors > Corporate Governance" and are available in print upon request (see "*Available Information and Questions and Answers about the Annual Meeting and Voting*" beginning on page 124).

Stockholder Engagement and Board Responsiveness

ConocoPhillips is committed to engaging in constructive and meaningful conversations with stockholders and to building and managing long-term relationships based on mutual trust and respect. The Board values the input and insights of our stockholders and believes that consistent and effective Board-stockholder communication strengthens the Board's role as an active, informed, and engaged fiduciary.

Board Oversight of Engagement

In an effort to continuously improve ConocoPhillips' governance processes and communications, the Committee on Directors' Affairs has adopted Board and Shareholder Communication and Engagement Guidelines. Recognizing that director attendance at the annual meeting provides stockholders with a valuable opportunity to communicate with Board members, we expect directors to attend. In 2020, all of the directors standing for re-election participated in the annual meeting. We anticipate that all of the director nominees will participate in the Annual Meeting in May. We also support an open and transparent process for stockholders and other interested parties to contact the Board in between annual meetings as noted under "*Communications with the Board of Directors*" on page 19.

THE BOARD-DRIVEN STOCKHOLDER ENGAGEMENT PROCESS

DELIBERATE, ASSESS, AND PREPARE

The Board regularly assesses and monitors investor sentiment, stockholder voting results, and trends in governance, executive compensation, human capital management, culture, regulatory, environmental, social, and other matters. With that foundation, the Board identifies and prioritizes potential topics for stockholder engagement.

REACH OUT AND ENGAGE

Management regularly meets with stockholders to actively solicit input on a range of issues and reports stockholder views to our Board. With management's assistance, and when appropriate, members of the Board will engage in dialogue with stockholders, which clarifies and deepens the Board's understanding of stockholder concerns and provides stockholders with insight into our Board's processes.

EVALUATE AND RESPOND

Stockholder input informs our Board's ongoing process of continually improving governance and other practices. Specifically, the Board and management regularly review stockholder input to evaluate any identified issues and concerns. The Board responds, as appropriate, with continued discussion with stockholders and enhancements to policy, practices, and disclosure.

Ongoing Engagement and Board Reporting

Executives and management from ConocoPhillips' human resources, legal, investor relations, government affairs, and sustainable development groups and, when appropriate, directors meet with stockholders regularly on a variety of topics. Management provides reports to the Board and its committees regarding the key themes and results of these conversations, including typical investor concerns and questions, emerging issues, and pertinent corporate governance matters.

In 2020, we actively reached out to investors owning more than 50 percent of our stock to invite them to participate in in-depth discussions with our engagement team. We gained valuable feedback during these discussions, which was shared with the Board and its relevant committees.

BY THE NUMBERS: STOCKHOLDER ENGAGEMENT IN SPRING AND FALL 2020

We contacted stockholders representing over:

Management and, in some instances, our Lead Director, Robert A. Niblock, and our Chair of the HRCC, Charles E. Bunch, held meetings with stockholders representing approximately:

Matters discussed during these meetings included our response to COVID-19, our strategy and value proposition, corporate governance, executive compensation, human capital management, culture, climate change, and sustainability.



50%
of our shares outstanding



38%
of our shares outstanding

Board Responsiveness

Our Board is committed to constructive engagement with investors. We regularly evaluate and respond to the views expressed by our stockholders. This dialogue has led to enhancements in our corporate governance, environmental, social, and executive compensation activities that the Board believes are in the best interest of ConocoPhillips and our stockholders.

To better communicate with our stockholders, ConocoPhillips has formed a Governance Leadership Team, which is an engagement team comprised of management and internal subject matter experts on strategy, governance, compensation, compliance, human capital management, and environmental and social issues, to lead a comprehensive, year-round stockholder engagement program.

The Governance Leadership Team that spearheaded our 2020 outreach efforts consisted of the following members of ConocoPhillips management: Ellen R. DeSanctis, Senior Vice President, Corporate Relations; Heather G. Sirdashney, Vice President, Human Resources and Real Estate and Facilities Services; Brian E. Pittman, General Manager, Compensation and Benefits; Shannon B. Kinney, Deputy General Counsel, Chief Compliance Officer, and Corporate Secretary; and Lloyd L. Visser, Vice President, Sustainable Development. In some instances, our Lead Director, Robert A. Niblock, and our Chair of the HRCC, Charles E. Bunch, also participated in stockholder meetings.

In these meetings, we discussed how the COVID-19 pandemic was impacting our business, our strategy and value proposition, corporate governance, executive compensation, human capital management, culture, climate change, and sustainability. In 2020, the feedback received from our stockholders on these and other topics was overwhelmingly positive.

WHAT WE LEARNED FROM OUR MEETINGS WITH STOCKHOLDERS

- Stockholders were interested in how we responded to the global pandemic, including impacts to our strategy, workforce and compensation decisions
- Stockholders were interested in learning more about the directors added to the Board and appreciated the refreshment process undertaken to ensure optimal Board composition
- Stockholders were pleased to learn of our commitment to disclose U.S. EEO-1 data and other progress we have made on diversity and inclusion efforts
- Stockholders were supportive of our ongoing review of our performance peer group and compensation reference group
- Stockholders were supportive of our inclusion of the S&P 500 Total Return Index* in our performance peer group
- Stockholders commended our announcement to adopt a Paris-aligned climate risk framework to meet net-zero operational emissions by 2050, and wanted to learn more about how we would accomplish our ambitions

CHANGES INFORMED BY STOCKHOLDER INPUT

As part of our continued commitment to constructive engagement with our stockholders, we devote a meaningful amount of time to discussing the views voiced by our stockholders and share such input with our Board and its committees, where applicable, for their consideration. Our dialogue has led to the following changes:

- Provided additional disclosure around the impact the global pandemic had on the business, our strategy and compensation (see page 6 and page 54)
- Continued transparency around targets and results for our annual and long-term incentive programs (see pages 78-86)
- Adopted a Paris-aligned climate risk framework with an ambition to meet net-zero operational emissions by 2050 (see page 15)
- Effective with the annual incentive and performance share programs commencing in 2020, added the S&P 500 Total Return Index* to the performance peer group and amended the performance peer group of PSP 19 to include the S&P 500 Total Return Index*, broadening the performance benchmark beyond industry peers to further align executive pay with long-term stockholder interests
- Beginning with 2020 grants, Executive Restricted Stock Unit grants will be settled in shares rather than cash to provide additional common stock ownership through ConocoPhillips' executive compensation programs, and better align with market practice
- Elected two new directors to our Board with extensive industry experience since our last Annual Meeting

* Relative TSR metrics only

Communications with the Board of Directors

Stockholders and interested parties may write or call our Board by contacting our Corporate Secretary as provided below:

 **Write to:**

ConocoPhillips
Board of Directors
c/o Corporate Secretary
ConocoPhillips
P.O. Box 4783
Houston, TX 77210-4783

 **Call:**

(281) 293-3030

 **Email:**

*boardcommunication@
conocophillips.com*

 **Annual Meeting
Website:**

*www.conocophillips.com/
annualmeeting*

Relevant communications will be distributed to the full Board or to individual directors, as appropriate. The Corporate Secretary will not forward business solicitations, or advertisements, junk mail and mass mailings, new product suggestions, product complaints, product inquiries, resumes and other forms of job inquiries, surveys, or communications that are unduly hostile, threatening, illegal, or similarly unsuitable. Any communication that is filtered out is available to any director upon request.

Board Leadership Structure

Board Overview

- Chairman and Chief Executive Officer: Ryan M. Lance

- Lead Director: Robert A. Niblock

- Active engagement by all directors

- 12 of our 15 director nominees are independent

- All members of the Audit and Finance Committee, Human Resources and Compensation Committee, and Committee on Directors' Affairs are independent and the Public Policy Committee is comprised of only non-employee directors

Chairman and CEO Roles

ConocoPhillips believes that independent board oversight is an essential component of strong corporate performance and enhances stockholder value. A combined position of Chairman and CEO is only one element of our leadership structure. Under our Corporate Governance Guidelines, if the offices of Chairman and CEO are held by the same person, a lead director must be selected from among the non-employee directors. Robert A. Niblock currently serves as Lead Director. Furthermore, each of the Audit and Finance, Human Resources and Compensation, and Directors' Affairs committees is made up entirely of independent directors. While the Board retains the authority to separate the positions of Chairman and CEO if it deems appropriate in the future, the Board believes the combined role of Chairman and CEO is currently effective. Combining these roles places one person in a position to guide the Board in setting priorities for ConocoPhillips and in addressing the risks and challenges we face. The Board believes that, while each of its directors brings a diversity of skills and perspectives to the Board, Mr. Lance, by virtue of his day-to-day involvement in managing ConocoPhillips, is best suited to perform this unified role.

The Board believes there is no single organizational model that is the best and most effective in all circumstances. As a result, the Board periodically considers whether the offices of Chairman and CEO should be combined and who should serve in such capacities. The Board will continue to reexamine its corporate governance policies and leadership structures on an ongoing basis to ensure that they continue to meet our needs.

Our Lead Director



Robert A. Niblock
Lead Director

- Lead Director since 2019
- Chair of Committee on Directors' Affairs
- Member of the Executive and Public Policy Committees

Consideration in Selecting the Current Lead Director

Several factors are considered when the non-employee directors select a Lead Director, including experience serving on public company boards, tenure on the ConocoPhillips Board, leadership at the committee level, either at ConocoPhillips or on another board, areas of expertise (with a focus on leadership and corporate governance), interest, integrity, and ability to meet the time requirements of the position.

After considering all of the above factors the non-employee directors selected Mr. Niblock as Lead Director in May 2019. Prior to becoming Lead Director, Mr. Niblock served as an active director including service on the Committee of Directors' Affairs (2014-present), the Public Policy Committee (2019-present), the Executive Committee (2014-present), the Audit and Finance Committee (2010-2014) and the Human Resources and Compensation Committee (2014-2019). In addition, he served as Chair of the Human Resources and Compensation Committee (2014-2019) and Chair of the Committee on Directors' Affairs (2019-present). Mr. Niblock has developed a significant amount of institutional knowledge about ConocoPhillips, and the non-employee directors believe he is exceptionally qualified to serve as ConocoPhillips' Lead Director.

Independent Directors

The Board believes its current structure and processes encourage the directors to be actively involved in guiding the work of the Board. The Chairs of the Board's committees establish their agendas and review their committee materials in advance of meetings, conferring with other directors and members of management as each deems appropriate. Moreover, each director is authorized to suggest agenda items and to raise matters that are not on the agenda at Board and committee meetings.

Our Corporate Governance Guidelines require our Lead Director to preside over an executive session of the non-employee directors at every meeting. Each executive session may include a discussion of the performance of the Chairman and CEO, matters concerning the relationship of the Board with the Chairman and CEO and other members of senior management, and such other matters as the non-employee directors deem appropriate. In addition, our Lead Director presides over a meeting of our independent directors at least once a year as required by the NYSE rules. No formal action of the Board is taken at these meetings, although the non-employee directors may subsequently recommend matters for consideration by the full Board. The Board may invite guest attendees for the purpose of making presentations, responding to questions by the directors, or providing counsel on specific matters within their areas of expertise.

LEAD DIRECTOR'S RESPONSIBILITIES:

- Presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the Board, and manages the discussion with the Chairman following such executive sessions;
- Serves as liaison between the Chairman and the non-employee directors;
- Advises the Chairman of the Board's informational needs and ensures appropriate information is provided to the Board;
- In consultation with the Chairman, approves meeting agendas for the Board;
- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- Has authority to call meetings of the non-employee directors;
- Approves the retention of consultants that report directly to the Board;
- Ensures that the Board's self-assessments are conducted annually to promote efficient and effective Board performance and functioning;
- Evaluates the performance of the CEO in consultation with the Chair of the Human Resources and Compensation Committee; and
- If requested by stockholders, after consulting with the Chairman and CEO, ensures that he or she will be available for appropriate engagements with those stockholders.

Board Independence

The Corporate Governance Guidelines contain director independence standards that are consistent with the standards set forth in the NYSE Listed Company Manual to assist the Board in determining the independence of ConocoPhillips' non-employee directors. Under such standards, a director is *per se* not independent if the director is a current employee of a company that has made payments to, or received payments from, ConocoPhillips for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2 percent of such other company's consolidated gross revenues. Mr. Mullins is chairman and chief executive officer of Lime Rock Resources. As a result of a transaction between ConocoPhillips and Lime Rock Resources in August 2018, Mr. Mullins is considered *per se* not independent until the expiry of the three-year lookback prescribed by the NYSE standards. In deciding to nominate Mr. Mullins to the Board, the Board determined that his extensive industry experience and valuable expertise in financing and strategic matters outweighed the fact that he cannot currently be considered independent. Furthermore, the Board currently consists of enough independent directors with the requisite skills and experience to serve on committees that require independent directors such that the addition of a non-independent director does not place too great a burden on the other independent directors.

Other than Mr. Mullins, the Board has determined that all non-employee directors meet the standards regarding independence set forth in the Corporate Governance Guidelines and are free of any material relationship with ConocoPhillips (either directly or indirectly as a partner, stockholder, or officer of an organization that has a relationship with ConocoPhillips). In making such determination, the Board specifically considered the fact that many of our directors may be directors, retired officers, and stockholders of companies with which we conduct business. In addition, some of our directors may serve as employees of, or consultants or advisors to, companies that do business with ConocoPhillips and its affiliates. In all cases, the Board determined that the nature of the business conducted and the interest of the director by virtue of such position were immaterial both to ConocoPhillips and to the director.

In recommending that each non-employee director other than Mr. Mullins is independent, our Board, with input from the Committee on Directors' Affairs, considered relationships that, while not constituting related-party transactions in which a director had a direct or indirect material interest, nonetheless involved transactions between ConocoPhillips and a company with which a director is affiliated, whether through employment status or by virtue of serving as a director. Included in the Committee's review were the following transactions, which occurred in the ordinary course of business. In all instances, it was determined that the nature of the business conducted and the dollar amounts involved were immaterial, both to ConocoPhillips and the relevant counterparty, and fell within independence standards set forth in the ConocoPhillips Corporate Governance Guidelines and the NYSE Listed Company Manual.

Director	Matters Considered
Charles E. Bunch	Ordinary course business transactions with Marathon Petroleum Corporation
John V. Faraci	Ordinary course business transactions with Royal Bank of Canada and the National Fish and Wildlife Foundation
Gay Huey Evans OBE	Ordinary course business transactions with Standard Chartered PLC and IHS Markit Inc.
Jeffrey A. Joerres	Ordinary course business transactions with Johnson Controls International plc
Arjun N. Murti	Ordinary course business transactions with RS Energy Group Inc.
David T. Seaton	Ordinary course business transactions with The Mosaic Company, the American Petroleum Institute, the National Association of Manufacturers, and the Business Roundtable
R.A. Walker	Ordinary course business transactions with Anadarko Petroleum Corporation, Health Care Services Corp., CenterPoint Energy Corporation, the Business Roundtable, the American Petroleum Institute, the Permian Strategic Partnership, and the United Way of Greater Houston

Related Party Transactions

In accordance with SEC rules, we maintain a policy on related party transactions ("Related Party Transaction Policy"), which requires the Audit and Finance Committee to review all known Reportable Related Party Transactions. A Reportable Related Party Transaction is a transaction, arrangement, or relationship (or series of similar transactions, arrangements or relationships) in which:

- We (or one of our subsidiaries) was, is or will be a participant;
- The aggregate amount involved exceeds $120,000 in any fiscal year; and

- Any person who is, or at any time since the beginning of ConocoPhillips' last fiscal year was, an executive officer, director, director nominee or holder of at least 5 percent of our equity securities (each a "Covered Person"), or any of such Covered Person's immediate family members, had, has or will have a direct or indirect material interest.

In accordance with the Related Party Transaction Policy, Covered Persons are required to identify affiliations or relationships that they or their immediate family members have that could reasonably be expected to give rise to a Reportable Related Party Transaction. Based on this information, our legal staff, in consultation with the finance team, performs the necessary diligence to determine whether a Reportable Related Party Transaction exists. Upon determining that a transaction was, is, or will be a Reportable Related Party Transaction, the General Counsel presents all relevant facts and circumstances to the Audit and Finance Committee, which reviews transactions for materiality and determines whether the transaction is in the best interest of ConocoPhillips, before either approving, ratifying, or disapproving it. In making its decision, the Audit and Finance Committee considers whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the Covered Person's interest in the transaction, taking into account the conflicts of interest provisions of ConocoPhillips' Code of Business Ethics and Conduct and such other factors as it believes are relevant.

The Audit and Finance Committee approved or ratified the following Reportable Related Party Transaction:

Cameron Smith, son-in-law of William L. Bullock, Jr., our EVP and Chief Financial Officer, was employed in a non-executive position. The aggregate value of the compensation paid to Mr. Smith during fiscal year 2020 was approximately $221,821, consisting of salary, annual incentive (earned in fiscal 2020 and paid in fiscal 2021), and restricted stock units. In addition, Mr. Smith received the standard benefits provided to other non-executive ConocoPhillips employees for his services during fiscal year 2020.

Board and Committee Evaluations

Each year, the Board performs a rigorous full Board evaluation, and each director performs a self-evaluation and an evaluation of each of his or her peers. Generally, the evaluation process described below is managed by the Corporate Secretary's office with oversight by the Committee on Directors' Affairs. However, the Committee on Directors' Affairs periodically retains an independent third party to manage the evaluation process to ensure it remains as thorough and transparent as possible.

1	Evaluation questionnaires	• Formal opportunity for directors to identify potential improvements • Solicit candid input from each director regarding the performance and effectiveness of the Board, its committees, and individual directors
2	Individual interviews	• Lead Director has an in-depth conversation with each member of the Board
3	Review of feedback	• Lead Director reviews questionnaire and interview responses with Committee on Directors' Affairs • Lead Director reviews questionnaire and interview responses with full Board in executive session
4	Use of feedback	• The Committee on Directors' Affairs develops recommendations • The Committee on Directors' Affairs and the Lead Director identify areas for improvement of individual directors and of the Board as a whole • **The Committee on Directors' Affairs uses the results of individual director evaluations as a part of the nomination process for the next annual meeting**
5	Changes implemented	• As a result of this evaluation process, the Board has strengthened its structure and procedures in the following ways over the past few years: • improved efficiencies at meetings; • more robust committee reports to the full Board; • individual director coaching; and • added four new directors with industry experience.

In addition to participating in the full Board evaluation, members of each committee also complete a detailed questionnaire annually to evaluate how well the committee is operating and to suggest improvements. Each committee's Chair summarizes the responses and reviews them with the members of his or her respective committee.

The Committee on Directors' Affairs reviews these evaluation processes annually and develops any changes it deems necessary to maintain best practices.

Director Onboarding and Education

The Board has an orientation and onboarding program for new directors and provides continuing education for all directors that is overseen by the Committee on Directors' Affairs.

New Director Orientation	The orientation program is tailored to the needs of each new director depending on his or her level of experience serving on other boards and knowledge of ConocoPhillips and the oil and gas industry. Materials provided to new directors include information on ConocoPhillips' strategic plans, financial matters, corporate governance practices, Code of Business Ethics and Conduct, and other key policies and practices. The onboarding process includes a series of meetings with members of senior management and their staff for deep-dive briefings on ConocoPhillips' operations and financial strategies and SPIRIT Values. In addition, the orientation program includes a visit to ConocoPhillips' headquarters, and to the extent practicable, certain of our significant facilities.
Continuing Director Education	Continuing director education is provided during portions of Board and committee meetings and is focused on topics necessary to assist them in discharging their duties, including regular reviews of compliance and corporate governance developments; business-specific learning opportunities through site visits and Board meetings; and briefing sessions on topics that present special risks and opportunities to ConocoPhillips. Education often takes the form of "white papers" covering timely subjects or topics. As part of the Board's annual evaluation process, directors are asked to identify areas where they feel continuing education would be helpful.
Director Education Seminars	Directors may attend educational seminars and programs sponsored by external organizations. ConocoPhillips covers the reasonable expenses for a director's participation in outside continuing education approved by the Committee on Directors' Affairs.

Board Risk Oversight

While our management team is responsible for the day-to-day management of risk, the Board has broad oversight responsibility for our risk-management programs. In this role, the Board is responsible for ensuring that the risk-management processes designed and implemented by management are functioning as intended and that necessary steps are taken to foster a culture of prudent decision-making throughout the organization.

In order to maintain effective Board oversight across the entire enterprise, the Board delegates to individual committees certain elements of its oversight function, as shown below. In addition, the Board delegates authority to the Audit and Finance Committee to manage the risk oversight efforts of the various committees. As part of this authority, the Audit and Finance Committee regularly discusses ConocoPhillips' enterprise risk-management policies and facilitates appropriate coordination among committees to ensure that our risk-management programs are functioning properly. The Board receives regular updates from its committees on individual categories of risk, including strategy, reputation, operations, climate change, people, technology, investment, political, legislative, regulatory, and market, and receives a report periodically from the Chair of the Audit and Finance Committee about oversight efforts and coordination.



Board of Directors

Audit and Finance Committee
- Financial/reserve reporting
- Compliance and ethics
- Cybersecurity
- Litigation and tax matters

Human Resources and Compensation Committee
- Retention
- Compensation programs
- Diversity and inclusion
- Executive succession planning

Committee on Directors' Affairs
- Corporate governance policies and procedures

Public Policy Committee
- Health, safety, and environmental
- Operational integrity
- Political and regulatory

The Audit and Finance Committee manages and coordinates risk oversight efforts of all committees

The Board exercises its oversight function with respect to all material risks to ConocoPhillips, which are identified and discussed in our public filings with the SEC.

Board Oversight During the COVID-19 Pandemic

Since early 2020, ConocoPhillips, like the rest of the world, has been navigating how to respond to the risks and challenges presented by the COVID-19 pandemic. During this time, management has increased the level of Board communications and interactions, and the Board has overseen a swift, but agile response, that is consistent with our SPIRIT Values, which include:

Safety – Implementing rigorous cleaning and disinfecting processes and mitigation protocols to keep our workplace safe, including temperature scans, social distancing, face covering requirements and increased sanitation

People – Communicating regularly with employees and providing sufficient flexibility to support any challenges

Integrity – Transitioning to a remote work environment, as needed, to ensure the safety of our employees, partners, and the community

Responsibility – Standing up a Crisis Management Support Team in March 2020

Innovation – Equipping our employees with the necessary technology and training to seamlessly transition to and from a remote work environment

Teamwork – Continuing to run the business, despite unprecedented challenges, including successfully executing our curtailment program, and preserving long-term value for our stockholders

Management and the Board are continuing to oversee our response to the risks and challenges presented by the COVID-19 pandemic.

Code of Business Ethics and Conduct

ConocoPhillips has adopted a worldwide Code of Business Ethics and Conduct, which applies to all directors, officers, and employees. The Code of Business Ethics and Conduct is designed to help resolve ethical issues in an increasingly complex global business environment and covers topics such as conflicts of interest, insider trading, competition and fair dealing, discrimination and harassment, confidentiality, payments to government personnel, anti-boycott laws, U.S. embargos and sanctions, compliance procedures, employee complaint procedures, expectations for supervisors, internal investigations, use of social media, and money laundering. In accordance with good corporate governance practices, we periodically review and revise the Code of Business Ethics and Conduct as necessary.

The Code of Business Ethics and Conduct is posted on our website under "*Investors > Corporate Governance*." Any amendments to the Code of Business Ethics and Conduct or waivers of it for our directors and executive officers will be posted on our website promptly to the extent required by law. Stockholders may request printed copies of our Code of Business Ethics and Conduct by following the instructions located under *"Available Information and Questions and Answers About the Annual Meeting and Voting"* beginning on page 124.

Commitment to our Culture

We believe our performance is not merely about what we do, but how we do it. The way we do our work is what sets us apart and drives our performance. We run our business under a set of guiding principles we call our SPIRIT Values – Safety, People, Integrity, Responsibility, Innovation, and Teamwork. These set the tone for how we behave with all our stakeholders, internally and externally. They are shared by everyone in our organization, distinguish us from competitors, and are a source of pride.

We know that our people are one of our greatest assets. Our reputation and integrity require that each employee, officer, director, and those working on our behalf maintain personal responsibility for ethical business conduct. We respect one another and have created an inclusive environment that reflects the different backgrounds, experiences, ideas, and perspectives of our employees. We recognize that a strong corporate culture is critical to our long-term success. Senior management is influential in defining and shaping our corporate culture and sets the expectations and tone for an ethical work environment. Our Board also provides valuable oversight in assessing and monitoring our corporate culture. ConocoPhillips has a longstanding commitment to ensuring respectful, fair, and nondiscriminatory treatment for all employees and maintaining a workforce that is free from all forms of unlawful conduct.

Policies & Training	Board Oversight	Internal Resources	Investigative Processes
• Code of Business Ethics and Conduct; mandatory annual attestations completed by all employees • Equal Employment Opportunity and Affirmative Action Policies/Programs • Workplace Harassment Prevention Training required for all employees	• Audit and Finance Committee provides oversight to Global Compliance & Ethics ("GC&E") organization • Five in-person* Committee/Board meetings throughout the year • Compliance program activity, key metrics and aggregate investigative updates shared with the Audit and Finance Committee	• Multiple avenues to seek guidance or report workplace ethical concerns • Ethics Helpline, accessible by phone or online • Employees can also report concerns to Supervisors, Human Resources representatives, or directly to GC&E	• Fair and confidential investigative processes conducted by an independent investigator • Anonymous reporting always available; zero tolerance for retaliation • GC&E reviews all investigation summaries and recommendations to ensure global consistency

* In 2020, Board and committee meetings were held virtually due to the ongoing COVID-19 pandemic.

Human Capital Management

Values, Principles and Governance

At ConocoPhillips, our human capital management strategy is built upon the strong foundation of our SPIRIT Values and is responsive to feedback from key stakeholders. Our SPIRIT Values – Safety, People, Integrity, Responsibility, Innovation, and Teamwork – set the tone for how we interact with all our stakeholders, internally and externally and are a source of pride. Our day-to-day work is guided by the principles of accountability and performance, which means the way we do our work is as important as the results we deliver. We believe our SPIRIT Values and principles set us apart, align our workforce and provide a foundation for our culture.

Our Executive Leadership Team ("ELT") and our Board play a key role in setting our human capital management strategy and holding us accountable for our progress. The ELT and Board engage often on workforce-related topics. Our human capital management programs are supported by business leaders across ConocoPhillips and overseen and administered by our human resources function.

We depend on our workforce to successfully execute our company's strategy and we recognize the importance of creating a culture in which our people feel valued. We take a broad view of human capital management that begins with creating an innovative and inclusive culture supported by programs and processes that engage our workforce and make sure they have the skills to meet our evolving business needs. The key elements of our human capital management strategy are described below.

Culture of Feedback and Engagement

Our human capital management strategy recognizes that a compelling culture and an engaged workforce are powerful determinants of business success. Beginning in 2019, we launched a coordinated, multi-year, global employee feedback program called *Perspectives*. With the COVID-19 pandemic, a significant industry downturn and heightened focus on racial injustice, we elected to focus our 2020 *Perspectives* on the specific topic of Diversity and Inclusion ("D&I"). The survey received a high response rate with over 10,000 comments. The ELT and our global internal D&I Council analyzed the survey data to identify D&I strengths and gaps to establish 2021 D&I priorities and action plans. The company's D&I commitment, activities and programs are described below.

Diversity and Inclusion

Our commitment to D&I is foundational to our SPIRIT Values and our company-wide D&I vision is to have "a diverse culture of belonging where everyone feels valued." We believe a diverse workforce and an inclusive environment that reflects different backgrounds, experiences, ideas, and perspectives drives innovation, employee satisfaction and overall company performance. We hold our entire workforce accountable for creating and sustaining an inclusive work environment. Our leaders are accountable for having personal D&I goals each year and we believe senior leadership involvement is critical for achieving meaningful progress on D&I.

The ELT has ultimate accountability for advancing our D&I commitment through a governance structure that includes an ELT-level D&I Champion, a global D&I Council consisting of diverse senior leaders from across ConocoPhillips and organization-wide D&I goals. Leaders meet regularly with each other and with the workforce to discuss challenges, opportunities, best practices, and progress. In addition, our D&I plans and progress are reviewed regularly with the Board.

In 2018, we established three pillars to guide our D&I activities: leadership accountability, employee awareness, and processes and programs. Since then, we have established corporate priorities annually under each of these pillars. In 2020 we published our first D&I Annual Report internally. The D&I Annual Report chronicles steps we have taken over the past year to advance our D&I efforts, describes the D&I resources available for our workforce, and provides a glimpse into our plans beyond 2020. In addition to this qualitative information, we also publish D&I dashboards internally to provide quantitative data. We believe that transparency and disclosure around D&I are important to our workforce, to our stockholders, and are an important mechanism for holding ourselves accountable for visible progress.

Some of our key D&I actions and accomplishments over the past few years include:

- Publishing our first D&I Dashboards internally, which contain key D&I statistics for our global and U.S. employees at year-end for the periods 2015-2019;
- Launching a company-wide platform for our workforce to talk openly about D&I;
- Expanding our workforce recognition programs to include a prestigious "SPIRIT Award" for D&I advocates;

- Implementing a "how" rating as part of our performance management process to hold our workforce and our leaders accountable for behaviors, including D&I;
- Diversifying our global D&I Council;
- Broadening our D&I-related training, including a focus on psychological safety and creating an inclusive workplace; and
- Sponsoring broad participation in our extensive network of employee network groups, which drew participation from over 5,000 employees in 2020. **In 2020, we launched our newest employee network group, ABLE – A Better Life for Everyone. ABLE is dedicated to raising awareness and providing support, coaching, mentoring, and networking opportunities for employees with disabilities as well as employees with family members connected through disabilities.**

We recognize that achieving our D&I goals requires the visible actions described above, but also requires a clear linkage to the daily activities of our workforce. These activities include:

- Educating managers on inclusive hiring practices;
- Conducting immersive D&I training for senior leaders and influencers;
- Examining our Talent Management Teams' processes to ensure we are eliminating bias within our selection and succession efforts;
- Working with partners to connect veterans and individuals with disabilities with employment;
- Promoting inclusion of employees with disabilities through a robust accommodation process available to all employees;
- Ensuring diverse internal and external candidate slates; and
- Creating balanced interview teams to mitigate any unconscious bias in our hiring processes.

We actively monitor diversity metrics on a global basis. In addition to our internal dashboards, we publicly report our representation of women and minorities in leadership roles. We have also committed to publicly disclose ConocoPhillips' Consolidated EEO-1 Report effective upon our next submission to the U.S. Equal Employment Opportunity Commission in 2021.

Employee Networks

For more than 30 years, our employee networks have provided an important forum for discussion, development, and connection to our communities. Open to all employees, these groups promote D&I through knowledge sharing, networking, professional development, and volunteerism. The networks allow employees to connect with others with similar backgrounds, become allies and learn about those with different backgrounds, whether that be ethnicity, gender, sexual orientation, or shared life experiences. Network members also provide valuable input to our D&I efforts by sharing feedback and promoting cultural awareness and education. More than 5,000 employees participated in various networks in 2020, with strong support for networks such as BEN (Black Employee Network), the Pride Network (LGBTQ+) and ABLE (A Better Life for Everyone), which focuses on support for those with disabilities. These networks are led by employees with guidance and involvement from leadership.

Talent Development

Developing our world-class workforce is a critical focus for ConocoPhillips. We want employees to feel valued and to add value and we believe we achieve this through our learning culture. Our workforce is trained through a combination of on-the-job learning, formal training, and regular feedback and mentoring. Skill-based Talent Management Teams ("TMTs") guide employee development and career progression by skills and location. The TMTs help identify our future business needs and assess the availability of critical skill sets within ConocoPhillips. We use a performance management program focused on objectivity, credibility, and transparency. The program includes broad stakeholder feedback, real-time recognition, and a formal rating to assess behaviors to ensure they are in line with our SPIRIT Values. ConocoPhillips has identified leadership competencies that provide a common baseline of knowledge, skills, abilities, and behaviors to support employee performance, growth, and success. Supervisors have access to a voluntary 360-feedback tool to receive feedback on their strengths and opportunities relative to these competencies. We offer training on a broad range of technical and professional skills, from data analytics to communication skills.

Hiring and Retention

Our success depends on having the right workforce to meet our business needs. Attracting a skilled, engaged, and diverse workforce is a top priority. We have taken significant steps to embed inclusion into each step of our recruiting practices, including adapting the way we construct job descriptions to leveraging diverse interview panels. To attract qualified, diverse candidates for full-time positions or internships, we recruit from a number of universities in the U.S. By attending conferences and recruiting at Hispanic-serving institutions and historically black colleges and universities, we have extended a broader outreach to potential diverse candidates. We closely monitor recruitment metrics through our university dashboards in areas such as gender, ethnicity, and university acceptance rates to help guide decisions and best practices. These are disclosed internally through our D&I Dashboards to ensure greater transparency. In addition, voluntary turnover metrics are routinely tracked and disclosed to guide our retention activities, as necessary. We believe our employee networks, emphasis on talent development and attention to D&I, as discussed herein, creates an environment that promotes retention of our workforce.

Compensation, Benefits and Health and Well-Being

The HRCC oversees many of our employee compensation programs. Our compensation programs are competitive with local markets and are generally comprised of a base pay rate, the annual Variable Cash Incentive Program ("VCIP") and, for eligible employees, the Restricted Stock Unit ("RSU") program. From the CEO to the frontline worker, every employee participates in VCIP, our annual incentive program, which aligns employee compensation with ConocoPhillips' success on critical performance metrics and also recognizes individual performance. Our RSU program is designed to attract and retain employees, reward performance, and align employee interest with stockholders by encouraging stock ownership. Our retirement and savings plans are intended to support employees' financial futures and are competitive within local markets.

We routinely benchmark our global compensation and benefits programs to ensure they are competitive, inclusive, aligned with company culture, and allow our employees to meet their individual needs and the needs of their families. We provide flexible work schedules and competitive time off, including parental leave policies in many locations. In 2020, our U.S. parental leave benefit increased from two weeks to six weeks and combined with our maternity benefit (eight weeks), new birth mothers are eligible for up to 14 weeks of paid leave.

Our global wellness programs include biometric screenings and fitness challenges designed to educate and promote a healthy lifestyle. All employees have access to our employee assistance program, and many of our locations offer custom programs to support mental well-being.

Compensation	Work & Life	Career	Benefits
Compensation Programs Oversight by HRCC	**Diversity & Inclusion** Oversight by HRCC	**Talent Development** Oversight by HRCC	**Health & Well-being**
• Compensation programs reward and drive performance • Annual incentive links individual and company performance • Long-term incentives align with interest of stockholders • Global equitable pay practices	• Strategic D&I Pillars: Leadership, education and programs/processes • Governance: D&I Champion and global D&I Council • Metrics Transparency: Internal dashboard + commitment to publish EEO-1 report • *Perspectives* Pulse D&I Survey: 10,000+ comments • Employee networks: 5,000+ members; added disability network (ABLE) • Partnerships: BRT, API, Catalyst	• Robust succession planning for future leaders • Leadership cohorts: Focus on innovation, D&I, learning org • Global Talent Management Teams sponsor employee development • Talent dashboards mitigate bias and support D&I • New performance management process: Focus on check-ins, feedback, and behavior	• Global COVID-19 response prioritized protecting our workforce and maintaining business continuity • Competitive global benefits informed by external market practices and employee needs • Physical/mental well-being programs • Global biometric screenings and fitness challenges • Flexible work schedules and competitive time off

External Recognition

> *Forbes* America's Best Large Employers

> *Fortunes'* 2021 World's Most Admired Companies

> *Forbes* World's Best Employers

> Human Rights Campaign's Corporate Equality Index: Perfect score

Executive Succession Planning and Leadership Development

Succession planning and leadership development are top priorities for the Board and management. On an ongoing basis, the Board, with oversight by the HRCC, plans for succession to the role of CEO and other senior management positions and makes recommendations to the Board regarding people strategies and leadership development initiatives. To assist the Board, the CEO periodically reports on individual senior executives' potential to succeed to the position of CEO and provides an assessment of potential successors to other key positions. In 2020, we introduced Hogan assessments to our succession toolkit to provide our future leaders with personal insights to core strengths and potential derailers. The Hogan assessments coupled with objective performance data and 360 feedback allow us to tailor individual development plans that ready our succession candidates for future leadership roles.

Public Policy Engagement

Legislators and regulators govern all aspects of our industry and can have considerable influence on our success. Accordingly, senior leadership and our Board encourage involvement in activities that advance ConocoPhillips' goals. As a company, we engage in activities that include lobbying, making contributions to candidates and political organizations from our corporate treasury and our employee political action committee, and participating in trade associations. However, in light of the Congress' January 6, 2021 vote on the certification of the electoral college results, ConocoPhillips has suspended all political contributions for at least six months in order to undertake a review of our current policies.

The Board's Public Policy Committee has approved policies and guidelines to help ConocoPhillips maintain alignment with our SPIRIT Values and policy principles and compliance with local, state, and federal laws that govern corporate involvement in activities of a political or public policy nature. The Public Policy Committee also approves the budget for political contributions and monitors compliance with these plans. In addition, all of these activities are carefully managed by our Government Affairs division in an effort to yield the best business result for ConocoPhillips and to satisfy the various reporting requirements. To learn more about our political contribution activity and view our disclosures related to candidates, political organizations, and trade associations, please visit www.conocophillips.com under *"Sustainability > Integrating Sustainability > Sustainable Development Governance > Policies and Positions"*.

Board Meetings and Committees

The Board met nine times in 2020. Each director attended at least 75 percent of the aggregate of the Board and applicable committee meetings held in 2020.

The Board has five standing committees: (1) the Executive Committee; (2) the Audit and Finance Committee; (3) the Human Resources and Compensation Committee; (4) the Committee on Directors' Affairs; and (5) the Public Policy Committee. The Board determined that all of the members of the Audit and Finance Committee, the Human Resources and Compensation Committee, and the Committee on Directors' Affairs are independent directors within the meaning of SEC regulations, the listing standards of the NYSE, and ConocoPhillips' Corporate Governance Guidelines. Each committee, other than the Executive Committee, conducts an annual self-evaluation as described under *"Board and Committee Evaluations"* on page 22. The charters for our standing committees can be found on ConocoPhillips' website at *www.conocophillips.com* under *"Investors > Corporate Governance > Committees."* Stockholders may request printed copies of these charters by following the instructions under *"Available Information and Questions and Answers About the Annual Meeting and Voting"* beginning on page 124.

The committee memberships as of March 29, 2021 and respective primary responsibilities of each committee, as well as the number of meetings each committee held in 2020, are shown below.

⭐ Executive

2020 meetings | **3**

Ryan M. Lance | Chair
Charles E. Bunch
John V. Faraci
Jody Freeman
Robert A. Niblock

Primary responsibilities
- Exercises the authority of the full Board between Board meetings on all matters other than: (1) those matters expressly delegated to another committee of the Board; (2) the adoption, amendment, or repeal of any of our By-Laws; and (3) matters that cannot be delegated to a committee under statute or our Certificate of Incorporation or By-Laws.

🔍 Audit and Finance

2020 meetings | 10

John V. Faraci | Chair
Gay Huey Evans OBE
William H. McRaven
Sharmila Mulligan
David T. Seaton
R.A. Walker

Primary responsibilities

• Discusses with management, the independent auditors, and the internal auditors the integrity of ConocoPhillips' accounting policies, internal controls, financial statements, financial reporting practices, and select financial matters, including our capital structure, complex financial transactions, financial risk management, retirement plans, and tax planning.

• Reviews the qualifications, independence, and performance of our independent auditors and the qualifications and performance of our internal auditors and chief compliance officer.

• Reviews our compliance with legal and regulatory requirements and corporate governance, including our Code of Business Ethics and Conduct.

• Discusses with management and the chief compliance officer the implementation and effectiveness of ConocoPhillips' global compliance and ethics program.

• Maintains open and direct lines of communication with the Board and our management, internal auditors, independent auditors, and the global compliance and ethics organization.

• Assists the Board in fulfilling its oversight of enterprise risk management, particularly with regard to: (1) market-based risks; (2) financial reporting; (3) effectiveness of information systems and cybersecurity; and (4) commercial trading.

• Reviews, and coordinates the review by other committees of, significant corporate risk exposures and steps management has taken to monitor, control, and report such exposures.

 Human Resources and Compensation

2020 meetings | 11

Charles E. Bunch | Chair
John V. Faraci
Jeffrey A. Joerres
William H. McRaven
Sharmila Mulligan
Arjun N. Murti

Primary responsibilities

• Oversees our executive compensation policies, plans, programs, and practices and reviews our retention strategies.

• Assists the Board in discharging its responsibilities relating to the fair and competitive compensation of our executives and other key employees.

• Together with the Lead Director, annually reviews the performance of the CEO.

• Annually reviews and determines compensation for the CEO and our Senior Officers.

• Reviews and reports to the Board annually on the succession-planning process for the CEO and senior management.

• Reviews and makes recommendations to the Board regarding people strategies and initiatives, such as leadership development, cultural and diversity and inclusion management.

• Oversees our compliance with SEC rules and regulations regarding stockholder approval of certain executive compensation matters.

• Assists the Board in fulfilling its oversight of enterprise risk management, particularly risks in connection with compensation programs and practices and retention strategies.

🤝 Directors' Affairs

2020 meetings | **5**

Robert A. Niblock | Chair
Charles E. Bunch
C. Maury Devine
Jody Freeman
Jeffrey A. Joerres
Arjun N. Murti

Primary responsibilities

- Selects and recommends director candidates to be submitted for election at the Annual Meeting and to fill any vacancies on the Board.
- Recommends committee assignments to the Board.
- Reviews and recommends to the Board compensation and benefits policies for non-employee directors.
- Monitors the orientation and continuing education programs for directors.
- Conducts an annual assessment of the qualifications and performance of the Board and each of the directors.
- Assists the Board in fulfilling its oversight of enterprise risk management, particularly risks in connection with governance policies and procedures.

📄 Public Policy

2020 meetings | **5**

Jody Freeman | Chair
C. Maury Devine
Gay Huey Evans OBE
Eric D. Mullins
Robert A. Niblock
David T. Seaton
R.A. Walker

Primary responsibilities

- Advises the Board on current and emerging domestic and international public policy issues.
- Assists the Board in developing and reviewing policies and budgets for charitable and political contributions.
- Reviews and makes recommendations to the Board on, and monitors compliance with, policies, programs, and practices with regard to health, safety, environmental protection, government relations, and similar matters.
- Assists the Board in fulfilling its oversight of enterprise risk management, particularly risks in connection with social, political, safety, and environmental, operational integrity, and public policy aspects of our business and the communities where we operate.

Non-Employee Director Compensation

Our non-employee director compensation program consists primarily of an equity component and a cash component.

Objectives and Principles

The Board's goal in designing director compensation is to provide a competitive package that will enable us to attract and retain highly skilled individuals with relevant experience to oversee ConocoPhillips' strategic direction. Our compensation program also reflects the time and talent required to serve on the board of a complex, multinational corporation. The Board seeks to provide sufficient flexibility in the form of compensation to meet directors' varying needs while ensuring that a substantial portion of compensation is linked to the long-term success of ConocoPhillips.

The Board approves levels of compensation after a recommendation from the Committee on Directors' Affairs, which conducts an annual review with an independent compensation consultant. In 2020, the Committee on Directors' Affairs met with an independent compensation consultant to review the non-employee director compensation program and to determine whether to recommend any changes to that program. These reviews included comparisons of director compensation levels with the compensation reference group and the *Fortune* 50–150 companies and examined trends in director compensation, highlighting the significant negative impact of COVID-19 on companies. See "*Process for Determining Executive Compensation — Peers and Benchmarking*" beginning on page 68. In connection with these reviews, the consultant noted that our director compensation program was within the limits set out in the stockholder-approved 2014 Omnibus Stock and Performance Incentive Plan under which director awards are made. After further review, the Committee on Directors' Affairs determined to recommend a 5 percent reduction in the Board's cash compensation, effective May 2020, in an effort to support ConocoPhillips' cost reduction efforts related to the COVID-19 pandemic. The Board agreed with the recommendation, and such reductions will remain in place until further action by the Board.

Equity Compensation

Non-employee directors receive an annual grant of restricted stock units with an aggregate value of $220,000 on the date of grant. The restricted stock units are fully vested at grant and are credited with dividend equivalents in the form of additional restricted stock units, but they cannot be sold or otherwise transferred.

Prior to each annual grant, a director may elect the schedule on which the restrictions will lapse. When restrictions lapse, a director will receive unrestricted shares of ConocoPhillips stock in exchange for his or her restricted stock units. Regardless of the schedule a director elects, all restrictions on a director's restricted stock units will lapse in the event of the director's retirement, disability, or death, or upon a change in control of ConocoPhillips, unless the director has elected to defer receipt of the shares until a later date. Directors forfeit the units if, before restrictions lapse (and prior to any change in control), the Board finds sufficient cause for forfeiture.

Cash Compensation

The director compensation program, as approved by the Board, consists of the following cash compensation:

* Non-employee director annual cash compensation—$115,000
* Lead Director—$35,000
* Chair of the Audit and Finance Committee—$25,000
* Chair of the Human Resources and Compensation Committee—$20,000
* Chair of any other committee—$10,000
* All other Audit and Finance Committee members—$10,000
* All other Human Resources and Compensation Committee members—$7,500
* All other committee members—$5,000

The amounts above do not reflect the 5 percent reduction to cash compensation that went into effect in May 2020 to support ConocoPhillips' cost reduction efforts related to the COVID-19 pandemic. The reductions will remain in place until further action by the Board.

This cash compensation is payable in monthly installments. Each director may elect, on an annual basis, to receive all or part of his or her cash compensation in unrestricted stock or in restricted stock units or to have the amount credited to a deferred compensation account. Any such unrestricted stock or restricted stock units will be issued on the last business day of each month and valued using the average of the high and the low market prices of ConocoPhillips common stock on such date. The restricted stock units issued in lieu of cash compensation are subject to the same restrictions as the annual restricted stock units described under "*Equity Compensation*" on page 32.

Deferral of Compensation

Directors can elect to defer their cash compensation into the Deferred Compensation Plan for Non-Employee Directors of ConocoPhillips ("Director Deferral Plan"). Deferred amounts are deemed to be invested in various mutual funds and similar investment choices, including ConocoPhillips common stock, selected by the director from a prescribed list.

Matching Gift Program

All active and retired directors are eligible to participate in the ConocoPhillips Matching Gift Program. This program provides a dollar-for-dollar match of a gift of cash or securities (up to a maximum of $10,000 annually per donor for active directors and $5,000 annually per donor for retired directors) to tax-exempt charities and educational institutions, excluding religious, political, fraternal, or athletic organizations. The Board believes the Matching Gift Program is consistent with ConocoPhillips' commitment to social responsibility.

Other Compensation

We provide transportation or reimburse the cost of transportation when a director travels on ConocoPhillips business, including to attend meetings of the Board or a committee. From time to time, spouses and other guests of directors may be invited to attend certain meetings at the request of the Board. The Board believes this creates a collegial environment that enhances the effectiveness of the Board. If spouses or other guests are invited to attend meetings, ConocoPhillips reimburses directors for the out-of-pocket cost of the additional travel and related incidental expenses. Any such reimbursement is treated by the Internal Revenue Service as taxable income to the applicable director. Directors do not receive gross-ups to compensate for the resulting income taxes.

Stock Ownership

Each director is expected to own ConocoPhillips stock in the amount of the aggregate annual equity grants received during his or her first five years on the Board. Directors are expected to reach this level of target ownership within five years of joining the Board. Actual shares of stock, restricted stock, or restricted stock units, including deferred stock units, may be counted in satisfying the stock ownership guidelines. The holdings of each of our directors currently meet or exceed these guidelines.

Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2][3]	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation on Earnings	All Other Compensation[4][5]	Total
C.E. Bunch	$135,333	$220,025	$—	$—	$—	$10,000	$365,358
C.M. Devine	120,833	220,025	—	—	—	5,000	345,858
J.V. Faraci	142,818	220,025	—	—	—	10,000	372,843
J. Freeman	125,667	220,025	—	—	—	—	345,692
G. Huey Evans	125,667	220,025	—	—	—	9,826	355,518
J.A. Joerres	123,667	220,025	—	—	—	—	343,692
W.H. McRaven	128,083	220,025	—	—	—	—	348,108
S. Mulligan	128,083	220,025	—	—	—	—	348,108
E.D. Mullins	38,034	—	—	—	—	—	38,034
A.N. Murti	123,250	220,025	—	—	—	—	343,275
R.A. Niblock	159,801	220,025	—	—	—	10,000	389,826
D.T. Seaton	104,000	—	—	—	—	—	104,000
R.A. Walker	104,000	—	—	—	—	—	104,000

[1] The director compensation program, as approved by the Board, consists of the following cash compensation:

- Non-employee director annual cash compensation—$115,000
- Lead Director—$35,000
- Chair of the Audit and Finance Committee—$25,000
- Chair of the Human Resources and Compensation Committee—$20,000
- Chair of any other committee—$10,000
- All other Audit and Finance Committee members—$10,000
- All other Human Resources and Compensation Committee members—$7,500
- All other committee members—$5,000

However, effective May 2020, a 5 percent reduction in cash compensation to directors went into effect to support ConocoPhillips' cost reduction efforts related to the COVID-19 pandemic, which is reflected in the amounts shown in the table above. The reductions will remain in place until further action by the Board.

Amounts shown include prorated amounts attributable to committee reassignments, which may occur during the year. Amounts shown in the *Fees Earned or Paid in Cash* column include any amounts that were voluntarily deferred to the Director Deferral Plan, received in ConocoPhillips common stock, or received in restricted stock units. Messrs. Faraci and Mullins received 100 percent of their cash compensation in restricted stock units in 2020, and Mr. Niblock received 30 percent of his cash compensation in restricted stock units in 2020, with an aggregate grant date fair value as shown in the table. All other directors received their cash compensation in cash or deferred such amounts into the Director Deferral Plan.

[2] Amounts represent the aggregate grant date fair value of stock awards granted under our non-employee director compensation program. On January 15, 2020, each non-employee director received a 2020 annual grant of restricted stock units with an aggregate value of $220,000 based on the average of the high and low price for our common stock, as reported on the NYSE, on the grant date. These grants are made in whole shares, with fractional share amounts rounded up, resulting in a grant of shares with a value of $220,025 to each person who was a director on January 15, 2020.

[3] The following table reflects, for each director, the aggregate number of stock awards outstanding as of December 31, 2020:

Name	Number of Deferred Shares or Units of Stock
C.E. Bunch	26,457
C.M. Devine	11,073
J.V. Faraci	38,470
J. Freeman	23,148
G. Huey Evans	30,465
J.A. Joerres	8,058
W.H. McRaven	7,066
S. Mulligan	11,073
E.D. Mullins	1,099
A.N. Murti	35,072
R.A. Niblock	63,426
D.T. Seaton	—
R.A. Walker	—

The following table lists delivery of director stock awards in 2020:

Name	Number of Shares Acquired on Award Delivery	Value Realized Upon Award Delivery
C.E. Bunch	—	$ —
C.M. Devine	—	—
J.V. Faraci	—	—
J. Freeman	3,421	108,997
G. Huey Evans	—	—
J.A. Joerres	—	—
W.H. McRaven	—	—
S. Mulligan	—	—
E.D. Mullins	—	—
A.N. Murti	—	—
R.A. Niblock	—	—
D.T. Seaton	—	—
R.A. Walker	—	—

(4) ConocoPhillips maintains a Matching Gift Program under which we match certain gifts by directors to charities and educational institutions, excluding religious, political, fraternal, or athletic organizations, that are tax-exempt under Section 501(c)(3) of the Internal Revenue Code of the United States or meet similar requirements under the applicable law of other countries. For active directors, the program matches up to $10,000 in each program year. Administration of the program can cause us to pay more than $10,000 in a single fiscal year due to a lag in processing claims. The amounts shown are for the actual payments by ConocoPhillips in 2020. Mr. Lance is eligible for the Matching Gift Program as an executive rather than as a director. Information on the value of matching gifts for Mr. Lance is provided in the *Summary Compensation Table* on page 92 and the notes to that table.

(5) None of the directors had aggregate personal benefits or perquisites of $10,000 or more in value.

Item 1: Election of Directors and Director Biographies



What am I Voting On?

You are voting on a proposal to elect the 15 nominees named in this Proxy Statement to one-year terms as ConocoPhillips directors.

What is the makeup of the board of directors and how often are the members elected?

Our Board currently has 15 members. Directors are elected at the annual stockholder meeting each year. Any vacancy on the Board created between annual stockholder meetings (if, for example, a current director resigns or the size of the Board is increased) may be filled by a majority vote of the remaining directors then in office. Any director appointed to fill a vacancy would hold office until the next election.

Under our Corporate Governance Guidelines, directors generally may not stand for re-election after they reach the age of 72.

What if a nominee is unable or unwilling to serve?

All director nominees have consented to serve. However, should a director become unable or unwilling to serve before the date of the Annual Meeting and the Board does not elect to reduce the size of the Board, shares represented by proxies may be voted for a substitute nominated by the Board.

How are directors compensated?

Please see our discussion of non-employee director compensation beginning on page 32.

How are nominees selected?

The Committee on Directors' Affairs regularly evaluates the size and composition of the Board and continually assesses whether the composition appropriately relates to ConocoPhillips' strategic needs, which change as the business environment evolves. We seek director candidates who possess the highest personal and professional ethics, integrity, and values and who are committed to representing the long-term interests of all ConocoPhillips' stakeholders. As some directors approach retirement age, the Committee on Directors' Affairs seeks to onboard new directors to backfill the needed skills and experience of outgoing directors with sufficient overlap in service to allow for the transfer of institutional knowledge and sharing of experiences.

The chart below shows our process for identifying and integrating new directors.

HOW WE SELECT NEW BOARD MEMBERS



| Board assesses its current composition and identifies skills or characteristics needed to enhance its effectiveness, considering things like:
• tenure
• established retirement age
• results of evaluations | Candidates suggested by:
• non-employee directors
• stockholders
• outside search firms
• management | Pool of candidates vetted based on:
• qualifications
• integrity, ethics, and judgment
• diversity
• independence
• potential conflicts
• mix of skills already on Board | Committee on Directors' Affairs interviews promising candidates and recommends nominees to the full Board | Board nominates candidates for election at next annual meeting or elects new members to serve until stockholders vote at next annual meeting | New directors undergo orientation and training | Members of the Board provide self-evaluations and evaluations of the full Board and committees |

13 New directors since the 2012 spinoff of Phillips 66 and **4** new directors with industry experience since 2019

Our Corporate Governance Guidelines contain director independence standards consistent with the standards prescribed in the NYSE Listed Company Manual and provide that, at all times, at least a substantial majority of the Board must meet those standards. The Committee on Directors' Affairs also seeks to ensure that the Board reflects a range of talents, ages, skills, personal attributes, and expertise — particularly in the areas of leadership and management, financial reporting, issues specific to oil- and gas-related industries, both domestic and international markets, public policy and government regulation, technology, public company board service, human capital management and environmental and sustainability matters — sufficient to provide sound and prudent guidance with respect to ConocoPhillips' strategic needs. The Board seeks to maintain a diverse membership and also requires that its members be able to dedicate the time and resources necessary to ensure the diligent performance of their duties, including attending Board and applicable committee meetings. To that end, the Committee on Directors' Affairs considers the number of other boards on which each candidate already serves. Directors should seek approval from the Chair of the Board and the Chair of the Committee on Directors' Affairs in advance of accepting an invitation to serve on another public company board.

The following are some of the key qualifications and skills the Committee on Directors' Affairs considered in evaluating the director nominees. The chart on the next page shows how these qualifications and skills are distributed among our nominees. The individual biographies beginning on page 40 provide additional information about how each nominee's specific experiences, qualifications, and skills align with and further the strategic direction of ConocoPhillips.

CEO or senior officer

We believe that directors with CEO or senior officer experience provide valuable insights. These individuals have a demonstrated record of leadership and a practical understanding of organizations, processes, strategy, risk and risk management, and the methods to drive change and growth. Through their service as top leaders at other companies, they also bring valuable perspectives on common issues affecting large and complex organizations.

Financial reporting

We measure operating and strategic performance by reference to financial targets. In addition, accurate financial reporting and robust auditing are critical to ConocoPhillips' success. Accordingly, we seek to have a number of directors who could qualify as audit committee financial experts (as defined by SEC rules), and we expect all of our directors to be financially knowledgeable. We also believe it is important to have knowledge and experience in capital markets, both debt and equity, given our position as a large publicly traded company.

Industry

We seek to have directors with significant experience in the energy industry. These directors have valuable perspective on issues specific to our business.

Global

As a global energy company, our future success depends, in part, on how we grow our businesses outside the United States. Directors with global business or international experience provide valued perspectives on our operations.

Regulatory/government

The perspectives of directors who have experience within the regulatory field are important. The energy industry is heavily regulated and directly affected by governmental actions and decisions, and we believe that directors with government experience offer valuable insight in this regard.

Technology

Experience or expertise in information technology helps us pursue and achieve our business objectives. Leadership and understanding of technology, cybersecurity risk, cloud computing, scalable data analytics, and big data technologies add exceptional value to our Board as we increasingly utilize our global data assets to monitor and optimize our operations.

Public company board service

ConocoPhillips aspires to the highest standards of corporate governance and ethical conduct. Service on the boards and board committees of other large, publicly traded companies provides an understanding of corporate governance practices and trends and insights into: (1) board management; (2) relations between the board, the CEO, and senior management; (3) agenda setting; and (4) succession planning. We believe this experience supports our goals of strong board and management accountability, transparency, and protection of stockholder interests.

Human capital management

We could not execute our differential strategy without employees, which is why we value directors with experience in effectively engaging, developing, retaining, and rewarding employees.

Environmental/ sustainability

We adhere to robust operating standards and procedures that have delivered a proven track record. Our sustainable development approach is integrated into ConocoPhillips' planning and decision-making. We believe this experience strengthens the Board's oversight and ensures that strategic business essentials and long-term value creation for stockholders are achieved with a responsible, sustainable business model which fosters a stable and healthy environment for tomorrow and proactively addresses stakeholder interests.

NOMINEE SKILLS MATRIX

	Nominees and Primary Occupation	Other Current U.S. Public Company Directorships	Dir. Since	Age*	Ind.	Nominee Skills: CEO or senior officer	Financial reporting	Industry	Global	Regulatory/ government	Technology	Public company board service	Environmental/ sustainability	Human capital management
	Charles E. Bunch Former Chairman and Chief Executive Officer, PPG Industries, Inc.	• *PNC Financial Services Group* • *Marathon Petroleum Corporation* • *Mondelēz International, Inc.*	2014	71	●	✓	✓		✓	✓		✓		✓
	Caroline Maury Devine Former President and Managing Director of a Norwegian affiliate of ExxonMobil	• *John Bean Technologies Corporation* • *Valeo*	2017	70	●	✓	✓	✓	✓	✓		✓	✓	✓
	John V. Faraci Former Chairman and Chief Executive Officer, International Paper Company	• *PPG Industries, Inc.* • *United States Steel Corporation* • *Carrier Global Corporation*	2015	71	●	✓	✓		✓			✓	✓	✓
	Jody Freeman Archibald Cox Professor of Law, Harvard Law School		2012	57	●			✓		✓			✓	
	Gay Huey Evans OBE Chairman, London Metal Exchange		2013	66	●		✓		✓	✓		✓		
	Jeffrey A. Joerres Former Executive Chairman and Chief Executive Officer, ManpowerGroup Inc.	• *The Western Union Company* • *Artisan Partners Asset Management Inc.*	2018	61	●	✓	✓		✓	✓		✓		✓
	Ryan M. Lance Chairman and Chief Executive Officer, ConocoPhillips		2012	58		✓		✓	✓	✓			✓	✓
NEW	**Timothy A. Leach** Executive Vice President, Lower 48, ConocoPhillips		2021	61		✓		✓		✓		✓	✓	✓
	Admiral William H. McRaven Retired U.S. Navy Four-Star Admiral (SEAL)		2018	65	●	✓	✓		✓	✓				✓
	Sharmila Mulligan Chief Strategy Officer, Alteryx		2017	55	●	✓	✓				✓	✓		✓
NEW	**Eric D. Mullins** Chairman and Chief Executive Officer, Lime Rock Resources	• *Valero Energy Company*	2020	58		✓	✓	✓	✓			✓		✓
	Arjun N. Murti Senior Advisor, Warburg Pincus		2015	51	●		✓	✓	✓					
	Robert A. Niblock Former Chairman, President, and Chief Executive Officer, Lowe's Companies, Inc.	• *Lamb Weston Holdings, Inc.*	2010	58	●	✓	✓					✓		✓
	David T. Seaton Former Chairman and Chief Executive Officer, Fluor Corporation	• *The Mosaic Company*	2020	59	●	✓	✓	✓	✓	✓		✓		✓
	R.A. Walker Former Chairman and Chief Executive Officer, Anadarko Petroleum Corporation	• *BOK Financial Corporation* • *Enable MidStream Partners, LP*	2020	64	●	✓	✓	✓	✓	✓	✓	✓		✓

* As of March 29, 2021

Generally, the Committee on Directors' Affairs identifies candidates through business and organizational contacts of the directors and management, though third-party search firms occasionally assist as well. Stockholders are also welcomed to recommend director candidates for consideration. If you wish to recommend a candidate for nomination to the Board, please follow the procedures described under *"Submission of Future Stockholder Proposals and Nominations"* on page 123 for nominations made directly by a stockholder. Candidates recommended by stockholders are evaluated on the same basis as all other candidates.

After the 2020 Annual Meeting of Stockholders, at which thirteen of the current nominees for directors were elected, the Committee on Directors' Affairs recommended and the Board concurred in electing Mr. Eric D. Mullins to the Board effective September 8, 2020. Mr. Mullins was identified as part of the Committee on Directors' Affairs regular process for identifying potential director nominees. He was identified by a recommendation from a member of the Board. In addition, effective upon the closing of the acquisition of Concho Resources Inc., on January 15, 2021, the Board concurred in electing Mr. Timothy A. Leach. Mr. Leach joined the Board pursuant to the terms of the transaction agreement, and also joined the Executive Leadership Team as Executive Vice President, Lower 48, where he plays an integral role in the successful integration and execution of the combined portfolio.

What vote is required to approve this proposal?

Each nominee requires the affirmative vote of a majority of the votes cast at the Annual Meeting; the number of votes cast "for" a director must exceed the number of votes cast "against" that director. In a contested election (if the number of nominees exceeded the number of directors to be elected), directors would be elected by a plurality of the shares represented at the meeting and entitled to vote on the election of directors.

What if a director nominee does not receive a majority of the votes cast?

If a nominee who is serving as a director is not elected at the Annual Meeting and no one else is elected in place of that director, then, under Delaware law, the director continues to serve on the Board as a "holdover director." However, under our By-Laws, a holdover director is required to tender a resignation to the Board. The Committee on Directors' Affairs then would consider the resignation and recommend to the Board whether to accept or reject it or whether some other action should be taken. The Board would then make a decision, without participation by the holdover director. The Board is required to disclose publicly (by a news release, filing with the SEC, or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind that decision within 90 days from the date the election results are certified.

Who are this year's Director Nominees?

The following 15 directors are standing for election to hold office until the 2022 Annual Meeting of Stockholders. Each of the director nominees is a current director.



Age: 71

Director Since: May 2014

ConocoPhillips Committees:

Human Resources and Compensation Committee (Chair)

Committee on Directors' Affairs

★ Executive Committee

Other current U.S. public company directorships:

- PNC Financial Services Group
- Marathon Petroleum Corporation
- Mondelēz International, Inc.

Charles E. Bunch

Former Chairman and Chief Executive Officer, PPG Industries, Inc.

Mr. Bunch served as Chairman and Chief Executive Officer of PPG Industries, Inc. from July 2005 to August 2015, and as Executive Chairman from September 2015 to September 2016. He was President and Chief Operating Officer of PPG Industries, Inc. from July 2002 until he was elected President and Chief Executive Officer in March 2005 and Chairman and Chief Executive Officer in July 2005. Before becoming President and Chief Operating Officer, he was Executive Vice President from 2000 to 2002 and Senior Vice President, Strategic Planning and Corporate Services from 1997 to 2000. Mr. Bunch was with PPG Industries, Inc. for more than 35 years prior to his retirement, holding positions in finance and planning, marketing, and general management in the United States and Europe.

He currently serves on the boards of PNC Financial Services Group, Marathon Petroleum Corporation, and Mondelēz International, Inc. He previously served as a director of H.J. Heinz Company; as chairman of the Federal Reserve Bank of Cleveland, the National Association of Manufacturers, and the American Coatings Association; and as a member of the University of Pittsburgh's board of trustees.

Skills and Qualifications:
The Board values Mr. Bunch's experience as a director and CEO in a highly regulated industry, as well as his management and finance experience. Additionally, Mr. Bunch has a strong background in management development and compensation. His international business experience with global issues facing a large, multinational public company enables him to provide the Board with valuable operational and financial expertise.

CEO or senior officer	Global	Public company board service
Financial reporting	Regulatory/government	Human capital management



Age: 70

Director Since: October 2017

ConocoPhillips Committees:

Committee on Directors' Affairs

Public Policy Committee

Other current U.S. public company directorships:

- John Bean Technologies Corporation
- Valeo

Caroline Maury Devine

Former President and Managing Director of a Norwegian affiliate of ExxonMobil

Ms. Devine served as President and Managing Director of a Norwegian affiliate of ExxonMobil from 1996 to 2000 and, since 1988, held various corporate positions in Mobil Corporation and was responsible for shareholder relations and governance issues, as well as international government relations with an emphasis on Vietnam, Indonesia, Nigeria, and Russia.

Ms. Devine previously served the U.S. government for 15 years in positions on the White House Domestic Policy Staff, in the U.S. Embassy in Paris, and in the Drug Enforcement Administration. She is currently a member of the Council on Foreign Relations.

In addition to current positions on the boards of John Bean Technologies Corporation and Valeo, Ms. Devine previously served on the boards of Det Norske Veritas, FMC Technologies, Inc., Technip, and the Nominating Committee of Petroleum Geo-Services ASA. She is a former Fellow at Harvard University's Belfer Center for Science and International Affairs.

Skills and Qualifications:

Ms. Devine's broad range of expertise in international affairs within the industry, as well as her government experience and service on other public company boards, is very valuable. Her senior officer experience demonstrates an understanding of organizations and the ability to deliver results.

CEO or senior officer	Global	Environmental/sustainability
Financial reporting	Regulatory/government	Human capital management
Industry	Public company board service	



Age: 71

Director Since: January 2015

ConocoPhillips Committees:

Audit and Finance Committee (Chair)

Human Resources and Compensation Committee

Executive Committee

Other current U.S. public company directorships:

- PPG Industries, Inc.
- United States Steel Corporation
- Carrier Global Corporation

John V. Faraci

Former Chairman and Chief Executive Officer, International Paper Company

Mr. Faraci served as Chairman and Chief Executive Officer of International Paper Company from 2003 until his retirement in 2014. He spent his career of more than 40 years at International Paper, also serving as the company's Chief Financial Officer and in various other financial, planning and management positions.

Mr. Faraci serves on the board of directors for PPG Industries, Inc., United States Steel Corporation and Carrier Global Corporation. He also previously served on the board of directors of United Technologies Corporation from 2005 to 2020. He is a trustee of the American Enterprise Institute.

Skills and Qualifications:

The Board values Mr. Faraci's experience as a director and CEO. His international business experience at a large public company enables him to provide the Board with valuable operational and financial expertise and an informed management perspective on global business issues.

CEO or senior officer	Global	Environmental/sustainability
Financial reporting	Public company board service	Human capital management



Age: 57

Director Since: July 2012

ConocoPhillips Committees:

 Public Policy Committee (Chair)

Committee on Directors' Affairs

Executive Committee

Jody Freeman

Archibald Cox Professor of Law, Harvard Law School

Ms. Freeman is the Archibald Cox Professor of Law at Harvard Law School and founding director of the Harvard Law School Environmental and Energy Law and Policy Program. She is a nationally renowned scholar of administrative law and environmental law, and an expert on federal energy regulation and climate change.

Ms. Freeman formerly served as Counselor for Energy and Climate Change in the White House from 2009 to 2010 and as an independent consultant to the National Commission on the Deepwater Horizon Oil Spill and Offshore Drilling in 2010.

Ms. Freeman has served as a member of the Administrative Conference of the United States, which advises the government on regulatory innovation. She currently serves on the Advisory Council of the Electric Power Research Institute.

Ms. Freeman is a Fellow of the American College of Environmental Lawyers, and a member of the American Academy of Arts and Sciences and the Council on Foreign Relations.

Skills and Qualifications:
Ms. Freeman's expertise in environmental and energy law and policy and her unique experiences in shaping federal environmental and energy policy, especially in matters critical to ConocoPhillips' operations, enable her to provide valuable insight into our policies and practices.

 Industry    Regulatory/government    Environmental/sustainability

---



Age: 66

Director Since: March 2013

ConocoPhillips Committees:

 Audit and Finance Committee

Public Policy Committee

Gay Huey Evans OBE

Chairman, London Metal Exchange

Ms. Huey Evans is Chairman of the Board of Directors of the London Metal Exchange and a member of Her Majesty's Treasury Board, Sub-Committee, and Nominations Committee. She is also a non-executive director of Standard Chartered PLC and IHS Markit. She also currently serves as a Senior Advisor of Chatham House and as a Trustee of Benjamin Franklin House and as a member of the Council on Foreign Relations. She was Vice Chairman, Investment Banking and Investment Management at Barclays Capital from 2008 to 2010. She was previously head of governance of Citi Alternative Investments (EMEA) from 2007 to 2008 and President of Tribeca Global Management (Europe) Ltd. from 2005 to 2007, both part of Citigroup. From 1998 to 2005, she was director of the markets division and head of the capital markets sector at the U.K. Financial Services Authority. She previously held various senior management positions with Bankers Trust Company in New York and London.

Ms. Huey Evans previously served on the boards of Itau BBA International Limited, Aviva plc, The London Stock Exchange Group plc., and Falcon Private Wealth Ltd. She also previously served as Trustee of the Beacon Awards, which celebrate British philanthropy and as Trustee of Wellbeing of Women, where she served as Chair of the Investment Committee.

Skills and Qualifications:
Ms. Huey Evans' in-depth knowledge of, and insight into, global capital markets from her extensive experience in the international financial services industry brings valuable expertise to ConocoPhillips' businesses.

 Financial reporting    Global    Regulatory

Public company board service



Age: 61

Director Since: July 2018

ConocoPhillips Committees:

Human Resources and Compensation Committee

Committee on Directors' Affairs

Other current U.S. public company directorships:

- The Western Union Company
- Artisan Partners Asset Management Inc.

Jeffrey A. Joerres

Former Executive Chairman and Chief Executive Officer, ManpowerGroup Inc.

Mr. Joerres served as Chief Executive Officer of ManpowerGroup Inc. from 1999 to 2014, as Chairman of the Board from 2001 to 2014, and as Executive Chairman from May 2014 to December 2015. Mr. Joerres joined ManpowerGroup in 1993 and served as Vice President of Marketing and Senior Vice President of European Operations and Marketing and Major Account Development.

He currently serves on the boards of The Western Union Company and Artisan Partners Asset Management Inc. He previously served as a director of Johnson Controls International plc and Artisan Funds, Inc. Additionally, Mr. Joerres is on the board of the Green Bay Packers, Boys and Girls Clubs of Milwaukee, and Kohler Co. He is a minority owner in the Milwaukee Bucks. Mr. Joerres is a former director and Chairman of the Federal Reserve Bank of Chicago.

Skills and Qualifications:
Mr. Joerres's extensive global leadership and human capital management experience and substantial involvement on both public and private boards enable him to provide guidance to the Board with respect to ConocoPhillips' people and operations.

CEO or senior officer	Global	Public company board service
Financial reporting	Regulatory/government	Human capital management



Age: 58

Director Since: April 2012

ConocoPhillips Committees:

Executive Committee (Chair)

Ryan M. Lance

Chairman and Chief Executive Officer, ConocoPhillips

Mr. Lance was appointed Chairman and Chief Executive Officer in May 2012, having previously served as Senior Vice President, Exploration and Production—International since May 2009. Prior to that he served as President, Exploration and Production—Asia, Africa, Middle East and Russia/Caspian since April 2009.

Mr. Lance previously served as President, Exploration and Production—Europe, Asia, Africa and the Middle East from September 2007 to April 2009. From February 2007 to September 2007, he served as Senior Vice President, Technology, and, prior to that, Mr. Lance served as Senior Vice President, Technology and Major Projects beginning in 2006. He served as President, Downstream Strategy, Integration and Specialty Businesses from 2005 to 2006.

Skills and Qualifications:
Mr. Lance's service as Chairman and Chief Executive Officer of ConocoPhillips makes him well qualified to serve both as a director and Chairman of the Board. Mr. Lance's extensive experience in the industry as an executive in our exploration and production businesses, and as the global representative of ConocoPhillips, makes his service as a director invaluable.

CEO or senior officer	Global	Environmental/sustainability
Industry	Regulatory/government	Human capital management



Age: 61
Director Since: January 2021

Timothy A. Leach

Executive Vice President, Lower 48, ConocoPhillips

Mr. Leach was appointed Executive Vice President, Lower 48 in January 2021. Prior to joining ConocoPhillips, Mr. Leach served as Chairman and Chief Executive Officer of Concho Resources Inc. from its formation in February 2006, until its acquisition by ConocoPhillips in January 2021. During his time at Concho, Mr. Leach also served as President from July 2009 until May 2017.

Mr. Leach was appointed to the Texas A&M University System Board of Regents by Governor Greg Abbott in 2017 and elected Vice Chairman in May 2019.

Skills and Qualifications:
Mr. Leach's service as Executive Vice President, Lower 48 of ConocoPhillips as well as his previous service as Chairman and Chief Executive Officer of Concho Resources Inc. give him extensive industry experience, as well as valuable expertise in strategic leadership of a public company. As the Board oversees the integration of ConocoPhillips and Concho Resources Inc. Mr. Leach's contributions will be invaluable.

- CEO or senior officer
- Industry
- Regulatory/government
- Environmental/sustainability
- Public company board service
- Human capital management



Age: 65
Director Since: October 2018
ConocoPhillips Committees:

- Audit and Finance Committee
- Human Resources and Compensation Committee

William H. McRaven

Retired U.S. Navy Four-Star Admiral (SEAL)

William H. McRaven is a retired U.S. Navy Four-Star Admiral (SEAL) and the former Chancellor of the University of Texas System. During his time in the military, he commanded special operations forces at every level, eventually taking charge of all U.S. Special Operations. His military career included combat during Desert Storm and both the Iraq and Afghanistan wars. As the Chancellor of the University of Texas System from January 2014 until May 2018, he led one of the nation's largest and most respected systems of higher education, with over 230,000 students and 100,000 faculty, staff, and healthcare professionals.

Admiral McRaven is a recognized national authority on U.S. foreign policy and has advised Presidents George W. Bush and Barack Obama and other U.S. leaders on defense issues. He currently serves on the Council on Foreign Relations and the National Football Foundation.

Skills and Qualifications:
Admiral McRaven's international, logistical, and administrative experience brings valuable expertise on global business issues and government relations to the Board.

- CEO or senior officer
- Financial reporting
- Global
- Regulatory/government
- Human capital management



Age: 55

Director Since: July 2017

ConocoPhillips Committees:

🔍 Audit and Finance Committee

👥 Human Resources and Compensation Committee

Sharmila Mulligan

Chief Strategy Officer, Alteryx

Ms. Mulligan is the Chief Strategy Officer at Alteryx. She joined Alteryx in April 2019 through the company's acquisition of ClearStory Data, where she served as Founder and Chief Executive Officer since its inception in September 2011. From 2009 to 2011, Ms. Mulligan served as Executive Vice President for Aster Data Systems, Inc. until its acquisition by Teradata Corporation. Prior to Aster Data, Ms. Mulligan was a Vice President of Software Solutions for HP Inc. Prior to HP, Ms. Mulligan was Executive Vice President of Products and Marketing at Opsware Inc. from 2002 until its eventual acquisition by HP in 2007. Prior to Opsware Inc., Ms. Mulligan led Product Management and held Vice President positions at Netscape Communications, Microsoft, and General Magic.

Ms. Mulligan is on the board of Lattice Engines, Inc. and an advisor to, and investor in, numerous enterprise software and consumer technology companies.

Skills and Qualifications:
Ms. Mulligan's experience in cloud computing, scalable data analytics, and a broad range of big data technologies plus Internet of Things and Artificial Intelligence innovation adds exceptional value to the Board. Her experience as a CEO enables her to provide the Board with beneficial strategic leadership qualities.

📍 CEO or senior officer	💻 Technology	👥 Human capital management
🔍 Financial reporting	🤝 Public company board service	



Age: 58

Director Since: September 2020

ConocoPhillips Committees:

📄 Public Policy Committee

Other current U.S. public company directorships:

• Valero Energy Company

Eric D. Mullins

Chairman and Chief Executive Officer, Lime Rock Resources

Mr. Mullins is Chairman and Chief Executive Officer of Lime Rock Resources, a private equity fund that he co-founded in 2005. He previously served as co-Chief Executive Officer of Lime Rock Resources. Lime Rock is focused on acquiring and developing low-risk oil and gas properties. Prior to co-founding Lime Rock, Mr. Mullins served as a Managing Director with Goldman Sachs in the Natural Resources Group from 1999 to 2004, as Vice President from 1994 to 1999, and as an associate from 1990 to 1994.

Mr. Mullins serves on the board of directors for Valero Energy Company. He is also on the board of trustees of the Baylor College of Medicine. Mr. Mullins previously served on the boards of Anadarko Petroleum Company, Pacific Gas & Electric Company, PG&E Corporation and LRR Energy, L.P.

Skills and Qualifications:
Mr. Mullins brings to the Board valuable industry experience as well as management, accounting and finance expertise. The Board believes that his career experiences and knowledge in financing and strategic matters for companies greatly assist and enhance the Board's ability to provide effective strategic oversight.

📍 CEO or senior officer	🛢 Industry	🤝 Public company board service
🔍 Financial reporting	🌐 Global	👥 Human capital management



Age: 51

Director Since: January 2015

ConocoPhillips Committees:

 Human Resources and Compensation Committee

 Committee on Directors' Affairs

Arjun N. Murti

Senior Advisor, Warburg Pincus

Mr. Murti is Senior Advisor at Warburg Pincus. He previously served as a Partner at Goldman Sachs from 2006 to 2014. Prior to becoming Partner, he served as Managing Director from 2003 to 2006 and as Vice President from 1999 to 2003. During his time at Goldman Sachs, Mr. Murti worked as a sell-side equity research analyst covering the energy sector. He was co-director of equity research for the Americas from 2011 to 2014.

Previously, Mr. Murti held equity analyst positions at JP Morgan Investment Management from 1995 to 1999 and at Petrie Parkman from 1992 to 1995.

Skills and Qualifications:
Mr. Murti brings to the Board a deep understanding of financial oversight and accountability with his experience as a Partner at Goldman Sachs. He has spent more than 25 years in the financial services industry with an extensive focus, both domestic and global, on the energy industry. This experience provides the Board valuable insight into financial management and analysis.

 Financial reporting    Industry    Global



Age: 58

Director Since: February 2010

ConocoPhillips Committees:

 Committee on Directors' Affairs (Chair)

 Public Policy Committee

 Executive Committee

Other current U.S. public company directorships:

- Lamb Weston Holdings, Inc.

Robert A. Niblock, Lead Director

Former Chairman, President and Chief Executive Officer, Lowe's Companies, Inc.

Mr. Niblock served as Chairman of the Board and Chief Executive Officer of Lowe's Companies, Inc. from January 2005 until July 2018 and as President of Lowe's from 2011 until July 2018, after having served in that role from 2003 to 2006. Mr. Niblock became a member of the board of directors of Lowe's when he was named Chairman- and CEO-elect in 2004. Mr. Niblock joined Lowe's in 1993 and during his career with the company, he also served as Vice President and Treasurer, Senior Vice President, and Executive Vice President and CFO. Before joining Lowe's, Mr. Niblock had a nine-year career with accounting firm Ernst & Young.

Mr. Niblock serves on the board of directors of Lamb Weston Holdings. Inc. He previously served as a member of the board of directors of the Retail Industry Leaders Association from 2003 until 2018 and served as its Secretary from 2012 until 2018. He also served as its chairman in 2008 and 2009 and as vice chairman in 2006 and 2007.

Skills and Qualifications:
The Board values his experience as a CEO and in financial reporting matters. Mr. Niblock's experience as a CEO of a large public company allows him to provide the Board with valuable operational and financial expertise.

 CEO or senior officer    Public company board service    Human capital management

 Financial reporting



Age: 59

Director Since: March 2020

ConocoPhillips Committees:

🔍 Audit and Finance Committee

📄 Public Policy Committee

Other current U.S. public company directorships:

- The Mosaic Company

David T. Seaton

Former Chairman and Chief Executive Officer, Fluor Corporation

Mr. Seaton is the former Chairman and Chief Executive Officer of Fluor Corporation. He became CEO and joined Fluor's board of directors in February 2011 and was elected to the role of Chairman of the board in February 2012. Mr. Seaton held numerous positions in both operations and sales globally since joining the company in 1985.

Mr. Seaton serves on the board of directors of The Mosaic Company and the National Association of Manufacturers. He has served in leadership positions of numerous business associations, including the Business Roundtable, the International Business Council, the American Petroleum Institute and the U.S.-Saudi Arabian Business Council. In 2011, he was appointed by the U.S. Secretary of Energy to serve as a member of the National Petroleum Council.

Mr. Seaton is currently the Chairman of the National Board of Governors of the Boys and Girls Clubs of America, and previously served in leadership positions for the Boys and Girls Clubs of America and United Way of Greater Dallas.

Skills and Qualifications:
As a former CEO of a multinational engineering and construction company, Mr. Seaton brings valuable experience and expertise in operational and financial matters. The Board believes Mr. Seaton's international business experience with global issues facing a large, multinational public company make him well qualified to serve as a member of the Board.

🧑 CEO or senior officer	🌐 Global	🤝 Public company board service
🔍 Financial reporting	🏛 Regulatory/government	👥 Human capital management
🛢 Industry		



Age: 64

Director Since: March 2020

ConocoPhillips Committees:

🔍 Audit and Finance Committee

📄 Public Policy Committee

Other current U.S. public company directorships:

- BOK Financial Corporation
- Enable Midstream Partners, LP

R.A. Walker

Former Chairman and Chief Executive Officer, Anadarko Petroleum Corporation

Mr. Walker was the former Chairman and Chief Executive Officer of Anadarko Petroleum Corporation until August of 2019, when the company was purchased by Occidental Petroleum. He joined Anadarko in 2005 as Senior Vice President and Chief Financial Officer, later serving as President and Chief Operating Officer, before becoming CEO in 2012. Prior to his time at Anadarko, he worked in the oil and gas industry, investment and commercial banking, and as an institutional investor.

Mr. Walker serves on the board of directors of BOK Financial Corporation, Enable Midstream Partners, LP, and Health Care Services Corporation.

Skills and Qualifications:
In addition to his former role as Chairman and CEO of Anadarko, Mr. Walker has significant energy industry, commercial and investment banking and asset management experience, as well as technology, regulatory, governmental and international business experiences. He has served on and chaired numerous boards of public and private companies, industry trade associations and philanthropic organizations bringing a broad range of experience and expertise to the Board.

🧑 CEO or senior officer	🌐 Global	🤝 Public company board service
🔍 Financial reporting	🏛 Regulatory/government	👥 Human capital management
🛢 Industry	💻 Technology	

FOR ▶ The Board recommends you vote **FOR** each nominee standing for election as director.

Audit and Finance Committee Report

The Audit and Finance Committee (the "Audit Committee") assists the Board in fulfilling its responsibility to provide independent, objective oversight for ConocoPhillips' financial reporting functions and internal control systems.

The Audit Committee currently consists of six non-employee directors. The Board has determined that each member of the Audit Committee satisfies the requirements of the NYSE as to independence and financial literacy. The Board has determined that at least one member, John V. Faraci, is an audit committee financial expert as defined by the SEC.

The responsibilities of the Audit Committee are set forth in the written charter adopted by the Board and last amended on October 4, 2019. The charter is available on our website at www.conocophillips.com under *"Investors > Corporate Governance."*

The Audit Committee's responsibilities include:

- Discussing with management, the independent auditors, and the internal auditor the integrity of ConocoPhillips' accounting policies, internal controls, financial statements, financial reporting practices, and select financial matters, including capital structure, complex financial transactions, financial risk management, retirement plans, and tax planning;
- Reviewing, and coordinating the review by other committees of, significant corporate risk exposures and steps management has taken to monitor, control, and report such exposures;
- Reviewing the qualifications, independence, and performance of our independent auditors and the qualifications and performance of our internal auditors and chief compliance officer;
- Reviewing ConocoPhillips' overall direction and compliance with legal and regulatory requirements and internal policies, including our Code of Business Ethics and Conduct;
- Assisting the Board in fulfilling its oversight of enterprise risk management, particularly with respect to: (1) market-based risks; (2) financial reporting; (3) effectiveness of information systems and cybersecurity; and (4) commercial trading;
- Discussing with management and the chief compliance officer the implementation and effectiveness of our global compliance and ethics program; and
- Maintaining open and direct lines of communication with the Board and management, our Compliance and Ethics Office, the internal auditors, and the independent auditors.

Management is responsible for preparing ConocoPhillips' financial statements in accordance with generally accepted accounting principles, or GAAP, and for developing, maintaining, and evaluating our internal controls over financial reporting and other control systems. The independent registered public accountant is responsible for auditing the annual financial statements prepared by management, assessing the internal control over financial reporting, and expressing an opinion with respect to each.

One of the Audit Committee's primary responsibilities is to assist the Board in its oversight of the integrity of ConocoPhillips' financial statements. The following report summarizes certain of the Audit Committee's activities in this regard for 2020.

Review with Management. The Audit Committee reviewed and discussed with management the audited consolidated financial statements included in ConocoPhillips' Annual Report on Form 10-K for the year ended December 31, 2020, which included a discussion of the quality—not just the acceptability—of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures. The Audit Committee also discussed management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020, included in the financial statements.

Discussions with Internal Audit. The Audit Committee reviewed ConocoPhillips' internal audit plan and discussed the results of internal audit activity throughout the year. ConocoPhillips' General Auditor met with the Audit Committee at every in-person meeting in 2020 and was available to meet without management present at each of these meetings.

Discussions with the Independent Registered Public Accounting Firm. The Audit Committee met throughout the year with Ernst & Young LLP ("EY"), ConocoPhillips' independent registered public accounting firm, including meeting with EY at each in-person meeting; EY was also available to meet without management present at each of these meetings. The Audit Committee has discussed with EY the matters required to be discussed by standards of the Public Company Accounting Oversight Board, or PCAOB. The Audit Committee has received the written disclosures and the letter from EY required by PCAOB rules and has discussed with EY its independence from ConocoPhillips. In addition, the Audit Committee considered the non-audit services EY provides to ConocoPhillips and concluded that EY's independence has been maintained.

Recommendation to the ConocoPhillips Board of Directors. Based on its review and discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in ConocoPhillips' Annual Report on Form 10-K for the year ended December 31, 2020.

THE CONOCOPHILLIPS AUDIT AND FINANCE COMMITTEE

John V. Faraci, *Chair*
Gay Huey Evans OBE
William H. McRaven
Sharmila Mulligan
David T. Seaton
R.A. Walker

Item 2: Proposal to Ratify the Appointment of Ernst & Young LLP



What am I Voting On?

The Audit Committee has appointed EY to serve as ConocoPhillips' independent registered public accounting firm for fiscal year 2021. You are voting on a proposal to ratify such appointment.

What are the Audit Committee's responsibilities with respect to the Independent Registered Public Accounting Firm?

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit our financial statements and has the authority to determine whether to retain or terminate the independent auditor.

The Audit Committee reviews the experience and qualifications of the senior members of the independent auditor's team and is directly involved in the appointment of the lead audit partner. Neither the lead audit partner nor the reviewing audit partner performs audit services for ConocoPhillips for more than five consecutive fiscal years. The Audit Committee also is responsible for determining and approving the audit engagement fees and other compensation associated with retaining the independent auditor.

The Audit Committee has evaluated the qualifications, independence, and performance of EY and believes that continuing to retain EY to serve as our independent registered public accounting firm is in the best interest of ConocoPhillips' stockholders.

What services does the Independent Registered Public Accounting Firm provide?

Audit services of EY for fiscal year 2020 included an audit of our consolidated financial statements, an audit of the effectiveness of our internal control over financial reporting, and services related to periodic filings made with the SEC. Additionally, EY provided certain other services as described below.

How much was the Independent Registered Public Accounting Firm paid for 2020 and 2019?

EY's fees for professional services totaled $11.3 million for 2020 and $13.8 million for 2019. EY's fees for professional services included the following:

- **Audit Fees**—fees for audit services, which related to the fiscal year consolidated audit, the audit of the effectiveness of internal controls, quarterly reviews, registration statements, comfort letters, statutory and regulatory audits, and related accounting consultations, were $10.3 million for 2020 and $12.6 million for 2019.
- **Audit-Related Fees**—fees for audit-related services, which consisted of audits in connection with benefit plan audits, other subsidiary audits, special reports, asset dispositions, and related accounting consultations, were $0.9 million for 2020 and $1.1 million for 2019.
- **Tax Fees**—fees for tax services, which consisted of tax compliance services and tax planning and advisory services, were $0.1 million for 2020 and $0.1 million for 2019.
- **All Other Fees**—fees for other services were negligible in 2020 and 2019.

The Audit Committee has considered whether the non-audit services provided to ConocoPhillips by EY impaired EY's independence and concluded they did not.

Who reviews these services and fees?

The Audit Committee has adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax, and other non-audit services that EY may provide to ConocoPhillips. The policy (1) identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that EY's independence is not impaired; (2) describes the audit, audit-related, tax, and other services that may be provided and the non-audit services that are prohibited; and (3) sets forth pre-approval requirements for all permitted services. Under the policy, all services to be provided by EY must be pre-approved by the Audit Committee. The Audit Committee has delegated authority to review and approve services to its Chair. Any such approval must be reported to the entire Audit Committee at the next scheduled Audit Committee meeting.

Will a representative of Ernst & Young be present at the meeting?

One or more representatives of EY will be present at the Annual Meeting. The representative(s) will have an opportunity to make a statement and will be available to respond to appropriate questions from stockholders.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present and entitled to vote on the proposal. If the appointment of EY is not ratified, the Audit Committee will reconsider the appointment.

FOR The Audit and Finance Committee recommends you vote **FOR** the ratification of the appointment of Ernst & Young LLP as ConocoPhillips' independent registered public accounting firm for fiscal year 2021.

Item 3: Advisory Approval of Executive Compensation



What am I Voting On?

Stockholders are being asked to vote on the following advisory resolution:

RESOLVED, that the stockholders approve the compensation of ConocoPhillips' Named Executive Officers as described in the "*Compensation Discussion and Analysis*" section and in the tabular disclosures regarding Named Executive Officer compensation (together with the accompanying narrative disclosures) in this Proxy Statement.

ConocoPhillips is providing stockholders with the opportunity to vote on an advisory resolution, commonly known as "Say on Pay," considering approval of the compensation of ConocoPhillips' Named Executive Officers.

The Human Resources and Compensation Committee, which is responsible for the compensation of our executive officers, has overseen the development of a compensation program designed to attract, retain, and motivate executives who enable us to achieve our strategic and financial goals. The *"Compensation Discussion and Analysis"* and the tabular disclosures regarding Named Executive Officer compensation, together with the accompanying narrative disclosures, explain the trends in compensation and application of our compensation philosophies and practices for the years presented.

The Board believes that ConocoPhillips' executive compensation program aligns the interests of our executives with those of our stockholders. Our compensation program is guided by the philosophy that ConocoPhillips' ability to responsibly deliver energy and provide sustainable value is driven by superior individual performance. The Board believes we must offer competitive compensation to attract and retain experienced, talented, and motivated employees. In addition, the Board believes employees in leadership roles within the organization are motivated to perform at their highest levels when performance-based pay constitutes a significant portion of their compensation. The Board believes that our philosophy and practices have resulted in executive compensation decisions that are aligned with company and individual performance, are appropriate in value, and have benefited ConocoPhillips and its stockholders.

What is the effect of this resolution?

Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources and Compensation Committee and the Board will take the outcome of the vote into account when considering future executive compensation arrangements.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal.

FOR The Board recommends you vote **FOR** the advisory approval of the compensation of ConocoPhillips' Named Executive Officers.

Role of the Human Resources and Compensation Committee

Authority and Responsibilities

The Human Resources and Compensation Committee (the "HRCC") is responsible for providing independent, objective oversight for ConocoPhillips' executive compensation programs, for developing and overseeing the development of a succession management plan for the CEO and Senior Officers, and for determining the compensation of our Senior Officers. Our internal guidelines define a Senior Officer as an employee who is a senior vice president or higher, any executive who reports directly to the CEO, or any other employee considered an officer under Section 16(b) of the Securities Exchange Act of 1934. As of December 31, 2020, ConocoPhillips had 14 active Senior Officers. In addition, the HRCC acts as administrator of the compensation programs and certain of the benefit plans for Senior Officers and as an avenue of appeal for current and former Senior Officers disputing compensation or certain benefits. Finally, the HRCC assists the Board in overseeing the integrity of ConocoPhillips' executive compensation practices and programs described in the "*Compensation Discussion and Analysis*" beginning on page 55.

A complete listing of the authority and responsibilities of the HRCC is set forth in the written charter adopted by the Board and last amended on October 9, 2020 which is available on our website at *www.conocophillips.com* under "*Investors > Corporate Governance.*"

Members

The HRCC currently consists of six members. All members must meet the independence requirements for "non-employee" directors under the Securities Exchange Act of 1934, for "independent" directors under the NYSE Listed Company Manual, and for "outside" directors under the Internal Revenue Code. The members of the HRCC and the member to be designated as Chair are reviewed and recommended annually by the Committee on Directors' Affairs to the full Board.

Meetings

The HRCC holds regularly scheduled meetings in association with each regular Board meeting and meets by teleconference between such meetings as necessary. In 2020, the HRCC had eleven meetings. The HRCC reserves time at each regularly scheduled meeting to review matters in executive session with no members of management or management representatives present except as specifically requested by the HRCC. Additionally, the HRCC reviews and reports annually on the succession-planning process for the CEO and senior management and meets with the Lead Director at least annually to evaluate the performance of the CEO. More information regarding the HRCC's activities at such meetings appears in the *"Compensation Discussion and Analysis"* beginning on page 55.

CONTINUOUS IMPROVEMENT

The HRCC is committed to a process of continuous improvement in exercising its responsibilities. To that end, the HRCC:

- Routinely receives training regarding best practices for executive compensation;
- With the assistance of management and consultants, independent compensation consultants, and, when deemed appropriate, independent legal counsel, regularly reviews its responsibilities and governance practices in light of ongoing changes in the legal and regulatory arena and trends in corporate governance;
- Annually reviews its charter and proposes any desired changes to the Board;
- Annually conducts an assessment of its performance that evaluates the effectiveness of its actions and seeks ideas to improve its processes and oversight; and
- Regularly reviews and assesses whether our executive compensation programs are having the desired effects without encouraging an inappropriate level of risk.

Letter from the Human Resources and Compensation Committee

Dear Stockholders,

As members of the HRCC of the Board, we are responsible for the compensation of ConocoPhillips' executive officers and oversight and development of a compensation program designed to attract and retain the talented executives necessary to achieve ConocoPhillips' strategic and financial goals. We believe that the executive compensation program has been designed to align the interests of our executives with those of our stockholders.

Impact of the COVID-19 Pandemic

ConocoPhillips entered 2020 with strong momentum coming out of 2019. In early February, before the impact of the COVID-19 pandemic could have been anticipated, the HRCC approved targets for the 2020 annual incentive program (the "VCIP") that we determined were increasingly challenging based on the rigorous internal budget-setting process and aligned with external guidance. Soon thereafter, ConocoPhillips took swift and decisive actions to respond to the unprecedented impacts of the pandemic, including shifting employees to a remote work environment, reducing 2020 capital, reducing operating and overhead costs (including HRCC–approved reductions to executive compensation), and curtailing production to preserve value for stockholders while market prices remained low. Due to the rapid shift in commodity prices in 2020, several of the 2020 VCIP targets the HRCC initially set were no longer valid given the actions taken by ConocoPhillips in response to the historic industry downturn. As a result, we reconvened as a committee in May and July to review and approve revisions to the 2020 VCIP targets to ensure alignment between our incentive programs and ConocoPhillips' updated external guidance and revised internal budget and priorities. No changes were made to the long-term incentive program PSP 18 (2018-2020) performance metrics.

2020 Performance

Reflecting on 2020, we are proud of how ConocoPhillips prioritized the health and safety of the workforce and mitigating the spread of COVID-19, while preserving value for our stockholders and minimizing business interruptions. ConocoPhillips was differential in its ability to exercise flexibility to respond to the unprecedented challenges presented throughout 2020 because of the strength of the balance sheet, the diverse and low-decline portfolio, and the low capital intensity required to run the business. This flexibility is the result of the disciplined execution of ConocoPhillips' value proposition by the Executive Leadership Team and the tireless efforts of the entire workforce.

Despite ConocoPhillips' differential performance within the industry, our absolute Adjusted ROCE and total shareholder return for 2020 were both negative. Given our core belief that executive compensation should align the interests of executives with stockholders, we determined it was appropriate to exercise negative discretion to adjust the overall payout for the VCIP payout for our NEOs to below target. We also exercised discretion when determining the payout under the PSP, the performance-based portion of our long-term incentive program, to account for the tremendous strategic performance over the three-year period, while also acknowledging that the total shareholder return for such period was negative.

Stockholder Engagement and Feedback

We have a long-standing history of constructive engagement with investors. We value feedback from our stockholders and continue to take actions to improve our executive compensation programs and enhance our disclosure. ConocoPhillips is a large and complex company and operates in a highly competitive industry for executive talent, so we structure our pay program to attract, retain, and motivate the talented executives that we need to deliver on our business strategy. We ask you to consider our overall approach to executive pay as you assess our pay program and its relationship to our performance in what has been an unprecedented year. 2020 presented challenges not just to our industry, but to the global economy, and we believe our strategy and value proposition endured. We believe that the actions mentioned in this letter and further described in the *Compensation Discussion and Analysis* align with stockholders and support the long-term success of ConocoPhillips.

We appreciate your continued support.

Sincerely,

Charles E. Bunch, Chair   **John V. Faraci**   **Jeffrey A. Joerres**

William H. McRaven   **Sharmila Mulligan**   **Arjun N. Murti**

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of the compensation of our Named Executive Officers ("NEOs") and describes the objectives and principles underlying ConocoPhillips' executive compensation programs, the compensation decisions we have recently made under those programs, and the factors we considered in making those decisions.

In 2020, our NEOs included Mr. Donald E. Wallette, Jr.[1] and the following NEOs who were active on December 31, 2020:

Ryan M. Lance	**William L. Bullock, Jr.**	**Matthew J. Fox**	**Kelly B. Rose**	**Dominic E. Macklon**
Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Operating Officer	Senior Vice President, Legal and General Counsel	Senior Vice President, Strategy and Technology

[1] On May 14, 2020, Donald E. Wallette, Jr. announced his decision to retire as Chief Financial Officer. Mr. Wallette's successor was appointed effective September 1, 2020, and Mr. Wallette remained in his position as Chief Financial Officer until August 31, 2020. Following that, Mr. Wallette remained with ConocoPhillips as an Assistant to the CEO to provide support during the transition of his responsibilities until his retirement effective December 31, 2020.

TABLE OF CONTENTS

> Our executive compensation philosophy is focused on linking pay with performance. It is designed to reflect appropriate governance practices, align with the needs of our business, and maintain a strong link between executive pay and successful execution of our strategy.

For an overview of ConocoPhillips and our operations, see page 5 of our *Proxy Summary*

Considering the extraordinary events of 2020, which included the simultaneous COVID-driven demand shock and OPEC driven supply shock, and our core belief that executive compensation should align the interests of executives with the stockholders, the HRCC took a number of actions during the year to respond to the unprecedented impacts, including:

- Reducing base salaries or reversing 2020 salary adjustments for NEOs consistent with actions taken for employees globally to support our cost reduction efforts related to the COVID-19 pandemic;
- Adjusting metrics and targets in the 2020 annual incentive program (the "VCIP"), to reflect adjusted corporate priorities and to align with external guidance and internal budgets;
- Reviewing but making no changes to the performance metrics in the long-term incentive program PSP 18 (2018-2020);
- Exercising negative discretion to reduce the 2020 VCIP payout below target and to reduce the PSP 18 payout, recognizing the overall stockholder experience during 2020; and
- Making no individual adjustments for the NEOs for the 2020 VCIP, despite their significant contributions during this unprecedented time.

Details concerning the actions above, the payout decisions and the rationale for the HRCC's use of negative discretion for the 2020 VCIP and PSP 18 may be found in the *2020 Executive Compensation Analysis and Results* section beginning on page 76.

Executive Overview

2020 Compensation Program Structure

Each year the HRCC, advised by its independent compensation consultant and informed by feedback from stockholders, undertakes a rigorous process to establish and review executive compensation. The HRCC believes a substantial portion of our executive compensation should be equity-based and focused on rewarding long-term performance and furthermore, that this approach most closely aligns the interests of our top executives with those of our stockholders.

The four primary elements of our executive compensation program are designed to provide a target total value for compensation that is competitive with our peers and attracts and retains the talented executives necessary to manage a large and complex company like ConocoPhillips. The following chart summarizes the principal components of our executive compensation program and the performance drivers of each element.



2020 Element of Pay	Overview	Key Benchmarks/Performance Measures
Annual		
Salary	Fixed cash compensation to attract and retain executives and balance at-risk compensation Range: Salary grade minimum/maximum	• Benchmarked to compensation reference group median; adjusted for experience, responsibility, performance, and potential
Variable Cash Incentive Program ("VCIP")	Variable annual cash compensation to motivate and reward executives for achieving annual goals and strategic milestones that are critical to our strategic priorities Range: 0% - 200% of target for corporate performance, inclusive of individual adjustments	• Health, Safety, and Environmental (**20%**) • Operational (**20%**) • Financial — Absolute and Relative Adjusted ROCE (**20%**) • Strategic Milestones (**20%**) • Relative TSR (**20%**) • Measured over a one-year performance period and aligned with our strategic priorities
Long-Term Incentive Program ("LTIP")		
Performance Share Program ("PSP") **(65% of LTIP)**	Variable long-term equity-based compensation to motivate and reward executives for achieving multi-year strategic priorities Granted at beginning of three-year performance period with final cash payout following the conclusion of the performance period based on HRCC assessment of progress toward pre-established corporate performance metrics and stock price on the settlement date Range: 0% - 200% of total target award, inclusive of corporate performance adjustments	• Relative TSR (**50%**)[1] • Financial – Relative Adjusted ROCE and/or Adjusted CROCE (**30%**)[1][2] • Strategic Objectives (**20%**)[1] • Measured over a three-year performance period and aligned with our strategic priorities • Stock price
Executive Restricted Stock Unit Program (35% of LTIP)	Long-term equity-based compensation designed to encourage executive retention while incentivizing absolute performance that is aligned with stockholder interests Annual award settles in cash on third anniversary of grant date based on the stock price on the settlement date[3] Range: 0% - 100% of target	• Stock price • Vest in three years

[1] Performance share programs commencing prior to 2019, including PSP 18, include Strategic Objectives as a PSP measure; however, effective with performance share programs commencing in 2019, Strategic Objectives has been eliminated as a performance measure from the PSP and the weighting of relative TSR has increased from 50% to 60% and relative Financial has increased from 30% to 40%. **This change allows the HRCC to calculate payouts under the LTIP on a formulaic basis**.

[2] Beginning with performance share programs commencing in 2020, the financial performance measure was further simplified by removing Adjusted CROCE, thereby strengthening the correlation between the payout and the remaining Adjusted ROCE metric.

[3] Beginning with 2020 grants, Executive Restricted Stock Unit grants will be settled in shares rather than cash to provide additional common stock ownership though ConocoPhillips' executive compensation programs, and better align with market practice.

2020 Say on Pay Vote Result, Stockholder Engagement, and Board Responsiveness

ConocoPhillips regularly engages in dialogue with stockholders to continue to reinforce our understanding of stockholder views regarding our compensation programs. The Board and the HRCC value these discussions and also encourage stockholders to provide feedback about our executive compensation programs as described on page 19 under *"Communications with the Board of Directors."*

STRONG SAY ON PAY SUPPORT IN 2020

We continue to remain committed to our stockholder engagement as we value our stockholders' input on our executive compensation programs. We were pleased with the results of the 2020 Say on Pay vote, which received support of over 90 percent of voting stockholders. We remain committed to ongoing dialogue with stockholders and other stakeholders to obtain their input on key matters and inform our management and Board about the issues that our stockholders tell us matter most to them.

STOCKHOLDER ENGAGEMENT IN 2020

Aligned with our commitment to ongoing stockholder engagement, ConocoPhillips maintains a Governance Leadership Team, which is an engagement team comprised of management and internal subject-matter experts on strategy, governance, compensation, compliance, human capital management, and environmental and social issues, to lead a comprehensive, year-round stockholder engagement program.

The Governance Leadership Team that spearheaded our 2020 outreach efforts consisted of the following members of ConocoPhillips management: Ellen R. DeSanctis, Senior Vice President, Corporate Relations; Heather G. Sirdashney, Vice President, Human Resources and Real Estate and Facilities Services; Brian E. Pittman, General Manager, Compensation and Benefits; Shannon B. Kinney, Deputy General Counsel, Chief Compliance Officer, and Corporate Secretary; and Lloyd L. Visser, Vice President, Sustainable Development. In some instances, our Lead Director, Robert A. Niblock, and our Chair of the HRCC, Charles E. Bunch, also participated in stockholder meetings.

BY THE NUMBERS: STOCKHOLDER ENGAGEMENT IN SPRING AND FALL 2020

We contacted stockholders representing over:



50%
of our shares outstanding

Management and, in some instances, our Lead Director, Robert A. Niblock, and our Chair of the HRCC, Charles E. Bunch, held meetings with stockholders representing approximately:



38%
of our shares outstanding

Matters discussed during these meetings included our response to COVID-19, our strategy and value proposition, corporate governance, executive compensation, human capital management, culture, climate change, and sustainability.

In 2020, the feedback received from our stockholders was overwhelmingly positive. Stockholders commended the continuing changes to our compensation programs as being very responsive to stockholder concerns previously expressed and appreciated the increased disclosures regarding our programs.

> **Stockholders were generally very satisfied with the level of disclosure in our proxy statement in 2020.**

Recent Compensation Changes

Our pay programs continually evolve to incorporate stockholder feedback, market best practices, and performance and retention considerations. Additionally, we strive to continue to clarify and simplify our compensation-related disclosure while providing thorough and meaningful details of our process. In recent years, we have made the following changes to our pay programs and disclosure:

- Effective with the annual incentive and performance share programs commencing in 2020, added the S&P 500 Total Return Index* to the performance peer group and amended the performance peer group of PSP 19 to include the S&P 500 Total Return Index*, broadening the performance benchmark beyond industry peers and further aligning executive pay with long-term stockholder interests

- Effective with performance share programs commencing in 2019, eliminated the Strategic Objectives performance measure from the performance share programs and increased the weighting of relative TSR from 50% to 60% and relative Financial metrics from 30% to 40%

  This change allows the HRCC to calculate payouts under the LTIP on a formulaic basis.

- Beginning in 2019, capped the annual incentive payout at 200% of target, inclusive of individual adjustments, for the Executive Leadership Team, including Named Executive Officers (previously capped at 250%)

- Beginning with 2020 grants, Executive Restricted Stock Unit grants will be settled in shares instead of cash to provide additional common stock ownership through ConocoPhillips' executive compensation programs, and better align with market practice

- Adopted a percentile-based payout matrix to determine formulaic payouts of relative metrics in performance-based programs effective for 2019 program payouts and after (see page 77), while in prior years, the relative payout matrix was based on the ConocoPhillips' rank among performance peers

* For relative TSR metrics only.

A Challenging Year Affirms our Value Proposition

We entered 2020 committed to the core principles of our value proposition to **provide superior returns to stockholders through price cycles** – focusing on free cash flow generation, maintaining a strong balance sheet, delivering compelling returns on and of capital, and demonstrating ESG leadership. Supporting these core principles were our strategic cash flow allocation priorities: (1) invest enough capital to sustain production and pay the existing dividend; (2) grow the dividend annually; (3) maintain 'A' credit rating; (4) return greater than 30 percent of cash from operations to stockholders; and (5) disciplined investment to expand cash from operations. Before the end of the first quarter of 2020, the energy landscape changed dramatically with simultaneous supply and demand shocks that drove the industry into a severe downturn. The supply shock was triggered by disagreements between OPEC and Russia, beginning in early March, which resulted in significant supply coming onto the market and an oil price war. The demand shock was triggered by the COVID-19 pandemic, which caused unprecedented social and economic consequences.

COVID-19 Response

Throughout the pandemic, our priorities have been consistent: protecting the health and well-being of our workforce; mitigating the spread of COVID-19; and safely running the business. As a global company, we had to respond swiftly to the local realities, and do so in a way that was consistent with our SPIRIT Values, which include:

Safety – Implementing rigorous cleaning and disinfecting processes and rigorous mitigation protocols to keep our workplace safe, including temperature scans, social distancing, face covering requirements and increased sanitation

People – Communicating regularly with employees and providing sufficient flexibility to support unique challenges

Integrity – Transitioning to a remote work environment, as needed, to ensure the safety of our employees, partners and the community

Responsibility – Standing up a Crisis Management Support Team in March 2020

Innovation – Equipping our employees with the necessary technology and training to seamlessly transition to and from a remote work environment

Teamwork – Continuing to run the business, despite unprecedented challenges, including successfully executing our curtailment program, and preserving long-term value for our shareholders

Our workforce and operations have adjusted to mitigate the impacts of the COVID-19 pandemic. In remote locations, such as offshore platforms, the North Slope of Alaska, Curtis Island in Australia, and western Canada and Indonesia, where operations require working in confined spaces where viruses could rapidly spread, personnel are asked to perform a self-assessment for symptoms of illness each day and, when appropriate, are subject to more restrictive measures traveling to and working on location. We took a thoughtful approach to staffing levels in certain operations to minimize health risk exposure and increase social distancing. These mitigation measures have thus far been effective at reducing business operations disruptions, and we continue to evolve and modify our business continuity plans.

Company Performance

Our decisive actions over the last several years, including focusing on free cash flow generation, high-grading our asset base, lowering the cost of supply of our investment resource portfolio, and strengthening our balance sheet positioned us well relative to our independent exploration and production peers for the volatile cycles of our industry. When the recent downturn started in early 2020, we closely monitored the market and took prudent actions in response to an unprecedented challenge, including reducing our 2020 operating plan capital by $2.3 billion, reducing our 2020 operating costs by $600 million and suspending our share repurchase program, thereby decreasing uses of cash by approximately $5 billion in 2020. Furthermore, when oil prices weakened during the second quarter of 2020, our strong balance sheet enabled us to forgo some production and cash flow in anticipation of receiving higher cash flows for those volumes in the future. To that end, we established an economic framework for evaluating our assets on a month-to-month basis to determine where to implement production curtailments to preserve stockholder value. It was a historic year, and even with mitigation efforts, the disruption to our industry caused by the COVID-19 pandemic had a corresponding impact on our financial performance. See our Annual Report on Form 10-K for information on how the COVID-19 pandemic impacted us and a more detailed discussion of our performance.

Notwithstanding the challenges we faced in 2020, the year served to strengthen our confidence that we are offering the right value proposition for this cyclical business. The chart below highlights how we ended 2020 ready to lead the sector in value creation:

2020 HIGHLIGHTS – LEADING THE E&P SECTOR IN VALUE CREATION

FINANCIAL	STRATEGY	OPERATIONS
• $2.7B loss; $2.51 EPS loss; $1.0B adjusted loss; $0.97 adjusted EPS loss[1] • $4.8B cash provided by operating activities; $5.2B CFO[2]; $0.5B free cash flow[1] • Generated $1.3B of disposition proceeds • Ending cash of ~$7B[3] • Paid $1.8B in dividends; repurchased $0.9B of shares • Retained single "A" credit rating	• Enhanced strategic and financial framework via Concho acquisition • Added to our best-in-class, low cost of supply resource • Continued portfolio high-grading with asset sales in Australia and the U.S. • Returned 53% of CFO to stockholders[2] • First U.S. E&P to commit to Paris-aligned climate risk framework	• Strong safety performance with diligence on COVID-19 mitigation • FY production of 1,118 MBOED[4] • Executed 80 MBOED of economically driven curtailments • Announced two significant discoveries in Norway • Continued Montney appraisal drilling; started up first two pads • Progressed multiple projects across the portfolio

[1] Adjusted loss, adjusted EPS loss and free cash flow are non-GAAP measures. Further information related to these measures as well as reconciliations to the nearest GAAP measure are included on Appendix A.

[2] Cash provided by operating activities was $4.8B. Excluding operating working capital of ($0.4B), cash from operations was $5.2B. Cash from operations (CFO) is a non-GAAP measure. Further information related to this measure is included on Appendix A.

[3] Ending cash includes cash, cash equivalents, and restricted cash totaling $3.3B and short-term investments of $3.6B. Restricted cash was $0.3B.

[4] Production excludes Libya.

Importantly, we delivered these milestones while operating safely and with a commitment to ESG excellence. We maintained our ongoing practice of engaging with stockholders throughout 2020 and received consistent feedback that our disciplined, returns-focused strategy is the right one for our business and that our disclosures were addressing the things that our stockholders care about most.

Executive Compensation – Strategic Alignment

Our executive compensation programs are designed to align compensation with ConocoPhillips' disciplined, returns-focused strategy and with the long-term interests of our stockholders. Our goal to deliver superior returns to stockholders through price cycles is tied to the five strategic cash flow allocation priorities as set forth below. Our compensation metrics are directly tied to our strategic priorities, which provide comprehensive and integrated support for our value proposition. The following diagram maps each metric to our strategic priorities. We believe this demonstrates clear alignment between our strategic priorities for value creation and executive compensation.



VCIP Weight	PSP Weight	Executive Compensation Metrics
20%		**Health, Safety, and Environmental ("HSE")** • Total Recordable Rate ("TRR") • Process Safety Events
20%		**Operational** • Operating & Overhead Costs • Capital • Operational Milestones
20%		**Financial** **VCIP** • Adjusted ROCE – Return on Capital Employed
	30%	**PSP** • Adjusted ROCE – Return on Capital Employed • Adjusted CROCE – Cash Return on Capital Employed[(1)]
20%		**Strategic Milestones (VCIP)** • Deliver strategic dispositions • Execute sustainable development action plans to progress toward GHG emissions intensity target by 2030 • Maintain $10B of liquidity and preserve value through production curtailment program • Safely and efficiently restore production capacity as market conditions warrant
	20%	**Objectives (PSP)[(2)]** • Achieve target debt/CFO by target date • Return 20-30% of CFO to stockholders • Production/Year-end Debt Adjusted per Share CAGR
20%	50%	**Total Shareholder Return**

Alignment With

Strategic Cash Flow Allocation Priorities

1 Low Sustaining Capital
Invest enough capital to sustain production and pay existing dividend

2 Grow Dividend
Grow dividend annually

3 Reduce Debt
Maintain 'A' credit rating

4 Stockholder Payout
Return at least 30% of cash from operations to stockholders annually

5 Disciplined Investment
Disciplined investment to expand cash from operations

Delivers Value Proposition

ConocoPhillips
Superior Returns to Stockholders Through Price Cycles

VCIP - Variable Cash Incentive Program

PSP - Performance Share Program

(1) Beginning with performance share programs commencing in 2020, the financial performance measure was further simplified by removing Adjusted CROCE, thereby strengthening the correlation between the payout and the remaining Adjusted ROCE metric.

(2) Performance share programs commencing prior to 2019, including PSP 18, include Strategic Objectives as a PSP measure; however, effective with performance share programs commencing in 2019, Strategic Objectives has been eliminated as a performance measure from the PSP and the weighting of relative TSR has increased from 50% to 60% and relative Financial has increased from 30% to 40%. **This change allows the HRCC to calculate payouts under the LTIP on a formulaic basis**.

Pay for Performance

Our executive compensation programs align pay with performance that advances our strategic priorities and interests of stockholders. As shown below, approximately 90 percent of the CEO's 2020 target pay and approximately 83 percent of the other NEOs' 2020 target pay was performance-based. Stock-based, long-term incentives make up the largest portion of performance-based pay.



In early February 2020, the HRCC increased Mr. Lance's LTIP target awards by $0.5 million (see the *Grants of Plan-Based Awards Table* on **page 96**). In reaching its decision, the HRCC considered Mr. Lance's tenure, his overall performance, the performance of ConocoPhillips during his tenure as CEO and the relative positioning of target compensation for Mr. Lance as compared to the market median of the compensation reference group. The increase to his LTIP target awards had no pension impact. The decision to increase Mr. Lance's LTIP target award was made prior to the demand shocks from the COVID-19 pandemic causing a significant reduction in commodity prices for our industry. Subsequently, in an effort to support ConocoPhillips' cost reduction efforts, the HRCC reduced the base pay of Mr. Lance, effective May 1, 2020, by 5 percent. The reduction will remain in place until further action by the HRCC.

2020 TARGET COMPENSATION FOR CEO



2020 AVERAGE TARGET COMPENSATION FOR OTHER NEOs



2020 Compensation Metric Highlights

Executive compensation in 2020 reflects performance during both our short- and long-term incentive program periods. For more information about how we set our 2020 targets see "*Setting Targets for 2020*" beginning on **page 78** and *"HRCC Annual Compensation Cycle"* on **page 67**. Performance highlights in 2020 include:

HSE	Operational	Financial
Managed a global response to the COVID-19 pandemic; achieved best-in-class HSE performance among integrated and independent peers; Total Recordable Rate ("TRR") increased over prior year due to COVID-19, but excluding COVID-19 impacts achieved a new record with lowest workforce TRR on record; significantly improved key performance indicators for serious events and spills; continued to be recognized as HSE industry leader	Outperformed on all of our operational metrics, including our Capital and Operating and Overhead Costs targets and achieved or exceeded all Operational Milestones	Exceeded our 2020 target on absolute Adjusted ROCE; however, absolute Adjusted ROCE was negative; finished in the 70th percentile based on absolute results relative to performance peers

Strategic Milestones	TSR*
Met or exceeded expectations on all Strategic Milestones – completed the sale of our Australia West assets and dispositions of certain of our non-core Lower 48 assets; completed the implementation of a Sustainable Development Risk Management Standard; achieved our year-end liquidity target and successfully preserved stockholder value through execution of our curtailment program, including fully and safely restoring volumes voluntarily curtailed	One-year TSR finished in the 57th percentile relative to performance peers; however, TSR was negative

* Consistent with market practice, measuring TSR performance for compensation purposes is based on a 20-trading day simple average prior to the beginning of a period of time and a 20-trading day simple average prior to the end of the stated period and assumes common stock dividends paid during the stated period are reinvested.

See "*Process for Determining Executive Compensation*" beginning on page 66 for a description of how our executive compensation metrics are designed to align compensation with ConocoPhillips' disciplined, returns-focused strategy. Also see "*2020 Executive Compensation Analysis and Results*" beginning on page 76 for a discussion and analysis of payout decisions.

Philosophy and Principles of Our Executive Compensation Program

Our Goals	Our goals are to attract, retain, and motivate high-quality employees and to maintain high standards of principled leadership so we can responsibly deliver energy to the world and provide sustainable value for our stakeholders, now and in the future.
Our Philosophy – Pay for Performance	**We believe that:** • Our ability to responsibly deliver energy and provide sustainable value is driven by superior individual performance; • A company must offer competitive compensation to attract and retain experienced, talented, and motivated employees; • Employees in leadership roles are motivated to perform at their highest levels when performance-based pay is a significant portion of their compensation; and • The use of judgment by the HRCC plays an important role in establishing increasingly challenging corporate performance criteria to align executive compensation with company performance.
Our Strategic Principles	**To achieve our goals, we implement our philosophy through the following principles:** • Establish target compensation levels that are competitive with the companies that we compete against for executive talent; • Create a strong link between executive pay and successful execution of our strategy; • Encourage prudent risk-taking by our executives; • Motivate performance using compensation to reward specific individual accomplishments; • Retain talented individuals; • Maintain flexibility to better respond to the cyclical energy industry; and • Integrate all elements of compensation into a comprehensive package that aligns goals, efforts, and results throughout the organization.

Components of Executive Compensation

The four primary elements of our executive compensation program are designed to provide a target total value for compensation that is competitive with our peers and attracts and retains the talented executives necessary to manage a large and complex organization such as ConocoPhillips.

Base Salary

Base salary is a central component of compensation for all of our salaried employees. Management, with the assistance of Mercer, its outside compensation consultant, thoroughly examines the scope and complexity of executive jobs throughout ConocoPhillips and benchmarks the competitive compensation practices for such jobs. As a result of this work, management has developed a compensation structure that assigns all positions specific salary grades. For our executives, the base salary midpoint increases as the salary grade increases, but at a lesser rate than the overall target incentive compensation percentages increase. The result is a higher percentage of at-risk compensation as an executive's salary grade rises.

Base salary is important to give employees financial stability for personal planning purposes. There are also motivational and reward aspects to base salary, as base salary can be changed to account for considerations such as assigned roles, responsibilities and duties, experience, individual performance, and time in position. We set base salaries to be competitive within our compensation reference group and, for certain staff positions, *Fortune 50-150 Industrials*, taking into account responsibilities and duties, individual performance, and time in position. See "*Process for Determining Executive Compensation—Peers and Benchmarking*" beginning on page 68 for a discussion of our position benchmarking exercise.

Performance-Based Pay Programs

Annual Incentive

All of our employees throughout the world—including our executives—participate in our annual incentive program, called the Variable Cash Incentive Program ("VCIP"). It is our primary vehicle for recognizing company, business unit, and individual performance for the prior year. We believe that having an annual "at risk" compensation element gives all employees a financial stake in the achievement of our business objectives and motivates them to use their best efforts to ensure the achievement of those objectives. We also believe that all participating employees can have the opportunity to establish and achieve their specified goals within one year.

In a typical year, for most employees, the base VCIP award is weighted equally for corporate and business unit performance, but the Executive Leadership Team, which includes the NEOs, only participates in the corporate performance component. This year, as a result of the COVID-19 pandemic, the HRCC decided to eliminate the business unit performance for employees and have all employees' VCIP award calculated solely on the corporate performance component. This was done to ensure a unified focus on fewer, essential priorities to emphasize enterprise-wide resilience through the market volatility over individual business unit achievements. For more information about how the COVID-19 pandemic impacted our compensation programs, see "*HRCC Annual Compensation Cycle*" on page 67 and "*Setting Targets for 2020*" beginning on page 78. See "*Process for Determining Executive Compensation—Corporate Performance Criteria*" beginning on page 73 for details regarding performance criteria. The HRCC has discretion to adjust base awards up or down depending on individual performance. For all NEOs other than the CEO, this decision is based on the input of the CEO, and, for the CEO, this is based on the HRCC's evaluation of the CEO, conducted jointly with the Lead Director. The final award, inclusive of any adjustments, may not exceed 200 percent of the target.

Long-Term Incentives

Our primary long-term incentive compensation programs for executives are the Performance Share Program ("PSP") and the Executive Restricted Stock Unit Program, which replaced the Stock Option Program effective with equity grants made in 2018. The HRCC approved replacing stock options with three-year, time-vested restricted stock units under the Executive Restricted Stock Unit Program in response to stockholder feedback and to be consistent with market trends. In addition, the HRCC increased the weighting of the long-term incentive award in the form of performance-based restricted stock units under the PSP from 60 percent to 65 percent and assigned a weight of 35 percent to the Executive Restricted Stock Unit Program. Approximately 61 of our current employees participate in these programs.

PERFORMANCE SHARE PROGRAM

The PSP rewards executives based on ConocoPhillips' performance over a three-year period. Each year, the HRCC establishes performance metrics and targets for a new three-year performance period. Thus, performance results in any given year are considered in three overlapping performance periods. We believe use of a multi-year performance period helps to focus management on longer-term results. PSP award targets are set in shares at the beginning of the performance period, and actual cash payouts based on the HRCC's evaluation of performance are calculated using our stock price after the conclusion of the three-year performance period. Thus, the value of the performance shares is tied to stock price performance throughout the performance period.

Targets for participants whose salary grades are changed during a performance period are prorated to align incentive levels with the individual's current level of responsibility. Changes in salary not accompanied by a change in salary grade do not affect the existing targets.

At the end of the performance period, the final award may not exceed 200 percent of the total target award (the initial target award set in restricted stock units, at the beginning of the performance period, together with reinvested dividend equivalents during the performance period). The final award is determined by the HRCC following several detailed reviews of company performance. Final awards are based on the HRCC's evaluation of ConocoPhillips' performance relative to the pre-established performance metrics and targets (discussed under "*Process for Determining Executive Compensation—Performance Criteria*" on page 72). The HRCC reviews and determines compensation for the CEO and considers input from the CEO with respect to the other NEOs.

In December 2018, the HRCC approved additional changes to the PSP. Effective with performance share programs commencing in 2019, the Strategic Objectives performance measure was eliminated from the PSP, the weighting of relative TSR increased from 50 percent to 60 percent and the weighting of relative Financial metrics increased from 30 percent to 40 percent. **This change allows the HRCC to calculate payouts under the LTIP on a formulaic basis**.

EXECUTIVE RESTRICTED STOCK UNIT PROGRAM

Effective in 2018, in response to stockholder feedback and consistent with market trends, the HRCC implemented the Executive Restricted Stock Unit Program in place of the Stock Option Program. Like the PSP, the Executive Restricted Stock Unit Program is designed to reward our executives for long-term share performance and encourage executive retention while incentivizing absolute performance that is aligned with stockholder interests. The units vest three years following the date of grant, which is competitive with industry peers. Awards granted in 2018 and 2019 settle in cash; however, beginning with awards granted in 2020, awards will be settled in shares of common stock, which will provide additional common stock ownership through our executive compensation programs and better align with market practice.

The combination of the PSP and the Executive Restricted Stock Unit Program, along with our Stock Ownership Guidelines described under "*Executive Compensation Governance—Alignment of Interests—Stock Ownership and Holding Requirements*" on page 89, provides a comprehensive package of long-term compensation incentives for our executives that align their interests with those of our long-term stockholders.

STOCK OPTION PROGRAM

Per the approval of our HRCC, the Stock Option Program was discontinued effective with equity grants made in 2018 and was replaced with the Executive Restricted Stock Unit Program. The practice under the Stock Option Program was to set option exercise prices no lower than the fair market value of ConocoPhillips stock at the time of the grant. Because an option's value is derived solely from an increase in our stock price, options only reward recipients if the value of our stock appreciates. All remaining stock options are vested and exercisable and expire after a period of ten years following the grant date.

OFF-CYCLE AWARDS

ConocoPhillips may make awards outside the PSP or the Executive Restricted Stock Unit Program. Currently, off-cycle awards are generally granted to certain incoming executives for one or more of the following reasons: (1) to induce an executive to join ConocoPhillips (occasionally replacing compensation the executive will lose by leaving the prior employer); (2) to induce an executive of an acquired company to remain with ConocoPhillips for a certain period of time following the acquisition; or (3) to provide a pro rata equity award to an executive who joins ConocoPhillips during an ongoing performance period that the executive is ineligible to participate in under the standard PSP or Executive Restricted Stock Unit Program provisions. In these cases, the HRCC has sometimes approved a shorter period for restrictions on transfers of restricted stock units than those issued under the PSP or Executive Restricted Stock Unit Program. Any off-cycle awards to Senior Officers must be approved by the HRCC.

Process for Determining Executive Compensation

Our executive compensation programs take into account market-based compensation for executive talent; internal pay equity among our employees; ConocoPhillips' past practices; corporate, business unit, and individual results; and the talents, skills, and experience that each individual executive brings to ConocoPhillips. Our NEOs each serve without an employment agreement. All compensation for these officers is set by the HRCC as described below.

Risk Assessment

ConocoPhillips has considered the risks associated with each of its executive and broad-based compensation programs and policies. As part of the analysis, we considered the performance measures we use, as well as the different types of compensation, varied performance measurement periods, and extended vesting schedules utilized under each incentive compensation program. As a result of this review, management concluded the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on ConocoPhillips. As part of the Board's oversight of ConocoPhillips' risk management programs, the HRCC conducts a similar review with the assistance of its independent compensation consultant. The HRCC agrees with management's conclusion that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on ConocoPhillips.

Human Resources and Compensation Committee

The HRCC annually reviews and determines compensation for the CEO and for each of the NEOs. This comprehensive and ongoing process begins in February, when performance targets and target compensation are established for the upcoming year, and final incentive program payouts for the preceding year are evaluated and approved. During this process, illustrated in the diagram on the following page, the HRCC makes critical decisions on competitive compensation levels; program design; performance targets; corporate, business unit, and individual performance; and appropriate pay adjustments necessary to reflect short- and long-term performance.

Compensation decisions reflect input from the HRCC's independent consultant and ConocoPhillips' consultant, stockholders, and management. Among other things, the HRCC considers annual benchmark data provided by the consultants, dialogue with our largest stockholders, and four in-depth management reviews of ongoing corporate performance. This comprehensive and rigorous process allows the HRCC to make informed decisions and adjust compensation positively or negatively, although VCIP, PSP, and Executive Restricted Stock Unit awards may never exceed 200 percent, 200 percent, and 100 percent of the total target award, respectively.

HRCC ANNUAL COMPENSATION CYCLE

FEBRUARY

- Approval of prior year's incentive payouts
- Set target compensation and performance targets for the current year (See "*Setting Increasingly Challenging Performance Targets*" on page 71)

MARCH - APRIL

- Publication of our Annual Proxy Statement detailing performance and compensation information for the prior year
- Stockholder outreach; feedback shared with the HRCC/Board

MAY

- Annual Meeting with annual stockholder say-on-pay vote

JULY

- First performance review; feedback is given on current year's performance
- Independent third party benchmarks CEO pay and reviews market trends to advise HRCC as it considers compensation program design changes for upcoming year

OCTOBER

- Stockholder outreach
- Review of market best practices and initial program design concept for upcoming year
- Compensation program risk analysis

DECEMBER

- Feedback received during stockholder outreach shared with HRCC/Board
- Approval of program design for upcoming year
- Second performance review; feedback is given on current year's performance

JANUARY - FEBRUARY

- Third and fourth performance reviews; feedback is given on prior year's performance
- Independent third-party review of peer target compensation and payouts for prior year performance period

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Extra engagement by the HRCC in 2020 to respond to the impacts of the COVID-19 pandemic:

- Met in early April to review and approve reduced compensation to support our cost reduction efforts related to the COVID-19 pandemic.

- Met to approve revisions to VCIP program to eliminate award units for employees to align all employees to the corporate award.
- Discussion of change in external guidance and internal outlook due to the COVID-19 pandemic resulting in misalignment of certain VCIP metrics.

- Met to approve revisions to certain VCIP metrics.
- For more information see "*Setting Targets for 2020*" beginning on page 78.

- Discussion of overall stockholder experience in 2020 resulted in the HRCC applying negative discretion to payouts under the 2020 VCIP and PSP 18.
- For more information see "*2020 Results*" beginning on page 80 and "*2018-2020 Results*" beginning on page 84.

Management

ConocoPhillips' Human Resources department supports the HRCC in the execution of its responsibilities and manages the development of the materials for each committee meeting, including market data, individual and company performance metrics, and compensation recommendations. The CEO considers performance and makes individual recommendations to the HRCC on base salary, annual incentive, and long-term equity compensation with respect to Senior Officers, including all NEOs other than himself. The HRCC reviews, discusses, modifies, and approves, as appropriate, these recommendations. No member of the management team, including the CEO, has a role in determining his or her own compensation.

Compensation Consultants

The HRCC has the sole authority to retain a compensation consultant to assist in the evaluation of the compensation of the CEO and the Senior Officers and has sole authority to approve such consultant's fees and other retention terms and to terminate such consultant. Similarly, the HRCC has authority to retain, terminate, and obtain advice and assistance from external legal, accounting, or other advisors and consultants.

The HRCC retained FW Cook to serve as its independent executive compensation consultant in 2020. The HRCC has adopted specific guidelines for its outside compensation consultants, which (1) require that work done by such consultants other than at the direction of the HRCC be approved in advance by the HRCC; (2) require the HRCC to conduct a review to determine if it is advisable to replace the independent consultant after a period of five years; and (3) prohibit ConocoPhillips from employing any individual who worked on our account for a period of one year after that individual leaves the employ of the independent consultant. FW Cook has provided an annual attestation of its compliance with our guidelines.

Separately, management retained Mercer to, among other things, assist it in compiling compensation data, conducting analyses, providing consulting services, and supplementing internal resources for market analysis.

The HRCC considered whether any conflict of interest exists with either FW Cook or Mercer in light of SEC rules. The HRCC assessed the following factors relating to each consultant in its evaluation: (1) other services provided to us by the consultant; (2) fees paid by us as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the HRCC; (5) any ConocoPhillips stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. Both FW Cook and Mercer provided the HRCC with appropriate assurances addressing such factors. Based on this information, the HRCC concluded that the work of the consultants did not raise any conflict of interest. The HRCC also took into consideration all factors relevant to FW Cook's independence from management, including those specified in Section 303A.05(c) of the NYSE Listed Company Manual, and determined that FW Cook is independent and performs no other services for ConocoPhillips.

Peers and Benchmarking

We compete for the best talent with our industry peers and with the broader market. Accordingly, the HRCC regularly reviews the market data, pay practices, and compensation ranges among both energy industry peers and general industry companies to ensure that we continue to offer competitive executive pay programs. Our peer groups are reviewed regularly by the HRCC and updated as appropriate. To properly benchmark compensation and measure performance, ConocoPhillips has two peer groups, a compensation reference group and a performance peer group. We source peer company data from compensation consultant surveys and public disclosures.

Setting Target Compensation – Compensation Reference Group

Compensation Reference Group and Methodology

The HRCC regularly assesses the market competitiveness of our executive compensation program based on data from a compensation reference group. The compensation reference group included below is made up of 12 energy industry companies and 12 similarly sized general industry companies that are comparable to ConocoPhillips in terms of size, scope, and compensable factors. The HRCC adopted a broader reference group that includes non-energy industry companies for compensation benchmarking since ConocoPhillips is uniquely positioned as the largest independent E&P company based on production and reserves. This reference group was selected because the companies, as a whole, represent organizations of similar size, scale, complexity and global reach as ConocoPhillips. Furthermore, this reference group provides more statistically robust compensation data from companies with similar compensable factors and addresses the challenging E&P market dynamics that existed when using only a group of industry peers and is responsive to stockholder feedback. Accordingly, in analyzing the appropriate composition of the reference group that would help inform 2020 target compensation decisions, the HRCC considered the following criteria:

(1) companies with which we compete for business opportunities and executive talent;

(2) companies with significant operations and capital investments, medium- and long-term project investment cycles, and complex global operations;

(3) size, including revenues, assets, and market capitalization; and

(4) industry focus, particularly companies in the energy industry.

For 2020, EOG Resources Inc. replaced Anadarko Petroleum Corporation in the compensation reference group as a result of Anadarko's merger with Occidental Petroleum Corporation on August 8, 2019.

COMPENSATION REFERENCE GROUP

- 3M Company
- Bristol-Myers Squibb Company
- Apache Corporation*
- Caterpillar Inc.
- Chevron Corporation*
- Cummins Inc.
- Devon Energy Corporation*
- EOG Resources Inc.*
- Exxon Mobil Corporation*

- General Dynamics Corporation
- Honeywell International Inc.
- Halliburton Company*
- Johnson & Johnson
- Lockheed Martin Corporation
- Marathon Oil Corporation*
- Marathon Petroleum Corporation*
- Merck & Co., Inc.

- Northrop Grumman Corporation
- Occidental Petroleum Corporation*
- Phillips 66*
- Pfizer Inc.
- Raytheon Company
- Schlumberger N.V.*
- Valero Energy Corporation*

* Energy industry companies

The data is used to assess the competitive market value for executive jobs, assess pay practices, validate targets for pay programs, test the compensation strategy, observe trends, and provide a general competitive foundation for decision-making. Our compensation reference group had 2019 annual revenues ranging from $5.1 billion to $255.6 billion and median revenues of $35.3 billion (for 2019, we had revenues of $33.3 billion) and year-end 2019 market cap ranging from $9.6 billion to $383.9 billion and median market cap of $56.8 billion (for year-end 2019, we had a market cap of $71.4 billion).

Mercer gathers and performs an analysis of market data for each NEO, comparing each of their individual components of compensation, as well as total compensation, to that of the compensation reference group. This competitive analysis consists of comparing the market data of each of the pay elements and total compensation at the 25th, 50th, and 75th percentiles of the compensation reference group to compensation for each of our NEOs. Total compensation for each NEO is structured to target market competitive pay levels at approximately the 50th percentile



The chart below shows ConocoPhillips' percentile rank versus the compensation reference group for revenue and year-end market cap for 2019.

in base salary and short- and long-term incentive opportunities, taking into account responsibilities and duties, experience, individual performance, and time in position. The HRCC's independent consultant, FW Cook, reviews and independently advises on the conclusions reached as a result of this benchmarking. In reviewing 2020 target compensation for the CEO, the HRCC considered Mr. Lance's tenure, his overall performance, the performance of ConocoPhillips during his tenure as CEO and the relative positioning of target compensation for Mr. Lance as compared to the market median of the compensation reference group. Based on these considerations and Mr. Lance's strong execution of the company's disciplined returns-focused value proposition, in early February the HRCC increased Mr. Lance's LTIP target awards for 2020 by $0.5 million (see the *Grants of Plan-Based Awards Table* on page 96). The decision to increase Mr. Lance's LTIP target award was made prior to the demand shocks from the COVID-19 pandemic causing a significant reduction in commodity prices for our industry. Subsequently, in an effort to support ConocoPhillips' cost reduction efforts, the HRCC reduced the base pay of Mr. Lance, effective May 1, 2020, by 5 percent. The reduction will remain in place until further action by the Board.

The chart below shows ConocoPhillips' percentile rank versus the compensation reference group for target total direct compensation (TDC) and year-end market cap for 2019.



MEASURING PERFORMANCE—PERFORMANCE PEER GROUP

Our performance peer group is used to evaluate relative business results in both our annual incentive and performance share programs. This includes both relative TSR and relative Adjusted ROCE and/or Adjusted CROCE. The HRCC believes our performance is best measured against both large independent E&P companies with diverse portfolios and some of the largest publicly-held integrated oil and gas companies that we compete against in our business operations. We believe that our performance peer group is representative of the companies that investors use for relative performance comparisons.

The tables below and on the next page show the performance peer group that was established for evaluating both relative TSR and relative Adjusted ROCE and/or Adjusted CROCE for the periods indicated.

PERFORMANCE PEER GROUP FOR 2020 VCIP

- S&P 500 Total Return Index[1]
- Apache Corporation
- Chevron Corporation
- Devon Energy Corporation

- EOG Resources, Inc.
- Exxon Mobil Corporation
- Hess Corporation
- Marathon Oil Corporation

- Noble Energy, Inc.[2]
- Occidental Petroleum Corporation

[1] For relative TSR metrics only.

[2] In October 2020, Chevron Corporation acquired Noble Energy, Inc. Each of Chevron Corporation and Noble Energy, Inc. were in our performance peer group during the performance period; after the acquisition, we retained only the combined company for the full performance period.

PERFORMANCE PEER GROUP FOR PSP 18

PSP performance period running from January 2018 through December 2020

- Anadarko Petroleum Corporation[1]
- Apache Corporation
- Chevron Corporation

- Devon Energy Corporation
- EOG Resources, Inc.
- Exxon Mobil Corporation
- Hess Corporation

- Marathon Oil Corporation
- Noble Energy Inc.[2]
- Occidental Petroleum Corporation

[1] In August 2019, Occidental Petroleum Corporation acquired Anadarko Petroleum Corporation. Each of Occidental Petroleum Corporation and Anadarko Petroleum Corporation were in our performance peer group during the performance period; after the acquisition, we retained only the combined company for the full performance period.

[2] In October 2020, Chevron Corporation acquired Noble Energy, Inc. Each of Chevron Corporation and Noble Energy, Inc. were in our performance peer group during the performance period; after the acquisition, we retained only the combined company for the full performance period.

Effective for the annual incentive programs commencing in 2020 and the performance share programs commencing in 2019, including the 2020 VCIP (shown on the previous page) and PSP 19 (with a performance period ending on December 31, 2021), the S&P 500 Total Return Index was added to the performance peer group (for relative TSR metrics only), which broadens the performance benchmark beyond industry peers. The HRCC believes that adding the index to the performance peer group is appropriate because the index reflects the companies that we compete with for capital in the broader market. Additionally, the inclusion of the index as a performance peer further aligns executive pay with long-term stockholder interests as we will be required to outperform both industry peers and a market-based index to receive a maximum payout.

Internal Pay Equity

We believe our compensation structure provides a framework for an equitable compensation ratio among our executives, with higher targets for jobs involving greater duties and responsibilities. Our compensation program is designed so that the individual target level rises as salary grade level increases, with the portion of performance-based compensation rising as a percentage of total targeted compensation. One result of this structure is that an executive's actual total compensation as a multiple of the total compensation of his or her subordinates will increase in periods of above-target performance and decrease in times of below-target performance. The HRCC reviews the compensation of Senior Officers periodically to ensure the equitable compensation of officers with similar levels of responsibilities.

Developing Performance Measures

We believe our performance measures appropriately reflect the performance of ConocoPhillips consistent with our strategy as an independent E&P company. Specifically, the HRCC has approved a balance of metrics, some that measure performance relative to our peer group and some that measure progress in executing our strategic milestones and objectives. We have selected multiple metrics, as described herein, because we believe no single metric is sufficient to capture the performance we are seeking to drive. Moreover, reliance on any metric in isolation is unlikely to promote the well-rounded executive performance necessary to enable us to achieve long-term success. It is for this reason that metrics are assessed in tandem, rather than each with a separate weighting and threshold. The HRCC reassesses performance metrics periodically to confirm that they remain appropriate.

Setting Increasingly Challenging Targets

Targets for each metric are set in accordance with our rigorous internal budget. The HRCC believes that increasingly challenging performance metrics best assess ConocoPhillips' performance relative to its strategy as an independent E&P company. Increasingly challenging targets can mean year-over-year performance target increases for safety, efficiency, emission reductions, unit cost targets, and margins. However, it can also mean the same or lower performance targets, recognizing the changing commodity price environment. For example, delivering flat production targets following significant capital and operating cost reductions or establishing production targets below those set in prior years after significant asset dispositions would be considered "increasingly challenging."

At the outset of 2020, the HRCC set increasingly challenging targets for each metric of the 2020 VCIP in accordance with the internal budget; however, due to the unprecedented events of 2020, ConocoPhillips took action to reduce capital and operating costs and announced voluntary production curtailments, resulting in misalignment between the original targets and the expected activity levels. As a result, the HRCC approved changes to the 2020 targets to reflect the revised external guidance and internal outlook and to align with corporate priorities, but ensured such revised targets still met the increasingly challenging standard. For more information about how we set our 2020 targets see "*Setting Targets for 2020*" beginning on page 78 and "*HRCC Annual Compensation Cycle*" on page 67.

Performance Criteria

We use corporate performance criteria in determining individual payouts for our NEOs. The HRCC considers all the elements described below before making a final determination. In response to stockholder feedback and consistent with our strategy and focus as an independent E&P company, the HRCC approved the performance measures for VCIP and PSP and the weight assigned to each measure reflected in the charts below.

VCIP



| HSE 20% | Operational 20% | Financial 20% | Strategic Milestones 20% | TSR 20% |

PSP*



| TSR 50% | Financial 30% | Strategic Objectives 20% |

* Performance share programs commencing prior to 2019, including PSP 18, include Strategic Objectives as a PSP measure; however, effective with performance share programs commencing in 2019, Strategic Objectives has been eliminated as a performance measure from the PSP and the weighting of relative TSR has increased from 50% to 60% and relative Financial has increased from 30% to 40%. **This change allows the HRCC to calculate payouts under the LTIP on a formulaic basis.**

Corporate Performance Criteria

We utilize multiple measures of performance in our compensation programs to ensure that no single aspect of performance is driven in isolation. Notwithstanding the need to make adjustments to certain metrics in the VCIP as a result of the unprecedented challenges of 2020, the compensation metrics approved by the HRCC remained consistent with our strategic cash flow allocation priorities and, therefore, aligned with our goal to deliver superior returns to stockholders through price cycles. See "*Setting Targets for 2020*" beginning on page 78 and "*HRCC Annual Compensation Cycle*" on page 67 for more information about how the COVID-19 pandemic impacted our 2020 VCIP. The HRCC determines the ultimate payout of our programs based on how well ConocoPhillips performs against targets set for these metrics. The compensation metrics and how they align with our strategic priorities and desired outcomes are described below.



VCIP Weight	PSP Weight	Executive Compensation Metrics
20%		**Health, Safety, and Environmental ("HSE")** • Total Recordable Rate ("TRR") • Process Safety Events
20%		**Operational** • Operating & Overhead Costs • Capital • Operational Milestones
20%		**Financial** **VCIP** • Adjusted ROCE – Return on Capital Employed
	30%	**PSP** • Adjusted ROCE – Return on Capital Employed • Adjusted CROCE – Cash Return on Capital Employed[(1)]
20%		**Strategic** **Milestones (VCIP)** • Deliver strategic dispositions • Execute sustainable development action plans to progress toward GHG emissions intensity target by 2030 • Maintain $10B of liquidity and preserve value through production curtailment program • Safely and efficiently restore production capacity as market conditions warrant
	20%	**Objectives (PSP)[(2)]** • Achieve target debt/CFO by target date • Return 20-30% of CFO to stockholders • Production/Year-end Debt Adjusted per Share CAGR
20%	50%	**Total Shareholder Return**

Alignment With

Strategic Cash Flow Allocation Priorities

1 Low Sustaining Capital
Invest enough capital to sustain production and pay existing dividend

2 Grow Dividend
Grow dividend annually

3 Reduce Debt
Maintain 'A' credit rating

4 Stockholder Payout
Return at least 30% of cash from operations to stockholders annually

5 Disciplined Investment
Disciplined investment to expand cash from operations

Delivers Value Proposition

ConocoPhillips

Superior Returns to Stockholders Through Price Cycles

VCIP - Variable Cash Incentive Program

PSP - Performance Share Program

(1) Beginning with performance share programs commencing in 2020, the financial performance measure was further simplified by removing Adjusted CROCE, thereby strengthening the correlation between the payout and the remaining Adjusted ROCE metric.

(2) Performance share programs commencing prior to 2019, including PSP 18, include Strategic Objectives as a PSP measure; however, effective with performance share programs commencing in 2019, Strategic Objectives has been eliminated as a performance measure from the PSP and the weighting of relative TSR has increased from 50% to 60% and relative Financial has increased from 30% to 40%. **This change allows the HRCC to calculate payouts under the LTIP on a formulaic basis.**

Health, Safety, and Environmental (VCIP and PSP)

Everything we do depends on safely executing our business plans and operating to high standards of HSE stewardship. We view this as our fundamental license to operate. We have a comprehensive HSE program across our entire company, which includes criteria for process and personal safety. We include relative Total Recordable Rate and absolute Process Safety Events in our compensation metrics to reinforce our commitment to be an industry leader in HSE, drive continuous HSE improvement, and provide accountability for HSE at all levels of the organization, including among our senior leaders.

Total Recordable Rate is a measure of the rate of recordable injury cases in a year. Process Safety Events refers to the control of process hazards in a facility with the potential to impact people, property, or the environment. This includes the prevention, control, and mitigation of unintentional releases of hazardous material or energy from primary containment. We invest significant resources and provide focused attention to continually improve our safety culture and performance across the entire company.

Operational (VCIP only)

As an E&P company, strong operational performance is essential for delivering on our commitments to stockholders. In a typical year, our operational compensation metrics include absolute targets for Production, Capital, Operating and Overhead Costs, and Operational Milestones.

Our primary source of revenue and cash flow is the sale of our produced oil and gas. Therefore, we usually set an annual Production target, and we measure the achievement of production results against the approved target. Importantly, we tie our annual Production target to annual targets for Capital, Operating and Overhead Costs, and Operational Milestones. This is designed to ensure that we do not inadvertently incentivize actions, such as growing at all costs, that are misaligned with our strategic priorities. Effective capital and operating cost management also helps us achieve a low cost of supply portfolio in support of our returns-focused strategy. The Operational targets are also designed to create alignment within our workforce around delivering business plans while maintaining discipline. Our Operational Milestones are intended to drive a focus on key actions or decisions that support delivery of our plan.

As a result of the simultaneous COVID-driven demand shock and OPEC-driven supply shock that began in early 2020, the HRCC determined that the absolute operational targets no longer reflected ConocoPhillips' current outlook or activity levels. As the outlook on recovery timing remained uncertain, voluntary curtailment decisions were being made on a month-to-month basis and were influenced by external factors that could not have been anticipated at the time the initial 2020 targets were set. As such, the HRCC eliminated the absolute Production target for 2020, amended certain Operational Milestones and reset the Capital and Operating and Overhead Costs to align them with the updated external guidance, internal outlook and corporate priorities. The HRCC believed that leaving the original targets in place incentivized actions that would have been detrimental to ConocoPhillips, and changing the targets aligned incentives with those behaviors critical to executing a successful response to the unprecedented challenges of 2020. For additional information on the process the HRCC undertook, as well as resulting changes to the 2020 VCIP, see "*Setting Targets for 2020*" beginning on page 78 and "*HRCC Annual Compensation Cycle*" on page 67.

Financial (VCIP and PSP)

The Financial metrics in our compensation programs strongly align with our returns-focused strategy and are core to delivering our value proposition of superior returns through cycles. Furthermore, based on observation and analysis, we believe that our Financial compensation metrics also strongly correlate to total shareholder returns and, thus, value creation for stockholders. We include Adjusted ROCE in both our VCIP and PSP to ensure that we maintain financial discipline and balance short- and long-term performance. For PSPs commencing prior to 2020, including PSP 18, we also include Adjusted CROCE as a Financial compensation metric; however, effective with PSPs commencing in 2020, the HRCC removed Adjusted CROCE to simplify the performance metrics for PSP and strengthen the correlation between the payout and the Adjusted ROCE metric which remains.

For VCIP, our Financial compensation measure includes Adjusted ROCE both on an absolute basis, as well as relative to peers. For PSP, our Financial compensation measure includes improvement in Adjusted ROCE and, and for PSPs commencing prior to 2020, improvement in Adjusted CROCE, relative to peers. An evaluation of our absolute performance is an important component of the Financial measure as it demonstrates how we performed against targets set in accordance with our rigorous internal budget. An evaluation of performance relative to peers is also an important component of the Financial measure, as it ensures rigor in the target and that the results are commensurate with our performance against our performance peer group. These relative metrics are measured from third quarter to third quarter for the relevant period for VCIP and PSP since full-year peer data is not publicly available at the time the HRCC makes its annual assessment of performance. For the purposes of establishing comparability in assessing our performance relative to peers, Adjusted ROCE and Adjusted CROCE as used for our Financial compensation metrics will differ from that of ROCE and CROCE as calculated for other periodic reporting.

Each of the Financial metrics is described in more detail below:

Adjusted Return on Capital Employed ("ROCE") – ROCE is an important metric for ensuring that ConocoPhillips is efficiently allocating capital. We believe that ROCE is a strong indicator of long-term share price performance, but it should also be included in short-term compensation metrics to reinforce discipline and a focus on profitability.

For PSPs commencing prior to 2020, we adjust ROCE to remove the impact of non-operational results and special items that are unusual or nonrecurring using the following formula:

adjusted earnings *plus* after-tax interest expense *plus* minority interest	÷	average capital employed (total equity *plus* total debt)

Effective for the 2020 VCIP and PSPs commencing in 2020 or later, the HRCC determined to further adjust ROCE to remove the impact of cash, consistent with ConocoPhillips' strategy to maintain cash on the balance sheet to ensure adequate liquidity through down cycles. When also adjusting ROCE for cash, we calculate Adjusted ROCE as follows:

adjusted earnings plus after-tax interest expense *plus* minority interest	÷	cash adjusted average capital employed (total equity *plus* total debt less cash and cash equivalents, restricted cash, and short-term investments)

Adjusted Cash Return on Capital Employed ("CROCE") – Similar to ROCE, CROCE measures ConocoPhillips' performance in efficiently allocating capital. However, while ROCE is based on adjusted earnings, CROCE is based on cash flow. This is relevant because it measures the ability of our capital investments to generate and expand cash flow consistent with our value proposition.

We also adjust CROCE to remove the impact of non-operational results and special items that are unusual or nonrecurring. We calculate Adjusted CROCE as follows:

adjusted earnings *plus* after-tax interest expense plus minority interest *plus* depreciation, depletion and amortization (DD&A)	÷	average capital employed (total equity *plus* total debt)

For PSPs commencing in 2020, the HRCC removed Adjusted CROCE to simplify the performance metrics for PSP and strengthen the correlation between the payout and the Adjusted ROCE metric which remains.

Strategic Milestones and Objectives (VCIP and pre-2019 PSP)

Delivering on our value proposition requires that we take actions and steward the business in ways that are not exclusively operational or financial in nature. Our Strategic Milestones and Objectives represent specific actions that are critical to implementing our strategy and aligning our workforce. Strategic Milestones are set annually for VCIP, and, prior to the performance share program commencing in 2019, Strategic Objectives were also included in the PSP. These metrics provide a direct link from our stated strategy to metrics in the compensation programs.

Relative Total Shareholder Return (VCIP and PSP)

We believe our Operational and Financial measures and Strategic Milestones and Objectives have a strong, positive correlation to TSR in our sector. Thus, as we pursue these measures, we expect to achieve superior returns to stockholders; TSR is the best overall indicator of our success. By integrating compensation metrics with strategic priorities, we believe we are strongly aligned with stockholder interests across time periods and through cycles.

We believe it is important to include TSR in both VCIP and PSP because it is the most tangible, visible measure of the value we have created for stockholders during the relevant period. However, TSR has a higher weighting in the PSP to more closely align with stockholder performance benchmarks and to discourage short-term actions over long-term value creation.

TSR represents the percentage change in stock price from the beginning to the end of a stated period, plus the percentage impact from common stock dividends paid during the stated period assuming dividends are reinvested into the stock. Consistent with market practice, we calculate TSR for compensation purposes based on a 20-trading day simple average prior to the beginning of a period and a 20-trading day simple average prior to the end of the stated period.

We measure TSR relative to our performance peer group to mitigate the influence of sector-wide factors, such as commodity price volatility, on our stock price. Effective with the VCIP commencing in 2020 and the PSP commencing in 2019 (with a performance period ending on December 31, 2021) the HRCC added the S&P 500 Total Return Index to the performance peer group (for relative TSR metrics only), broadening the performance benchmark beyond industry peers and further aligning executive pay with long-term stockholder interests by requiring ConocoPhillips to outperform both industry peers and a market-based index to receive a maximum payout.

2020 Executive Compensation Analysis and Results

The following is a discussion and analysis of the decisions the HRCC made regarding our NEOs in 2020.

Base Salary

The HRCC reviews base salary annually for each of the NEOs. To support ConocoPhillips' cost reduction efforts related to the COVID-19 pandemic, the HRCC reduced the base salary of each NEO, effective May 1, 2020. Messrs. Lance, Wallette, and Fox had their base salaries reduced by 5 percent. Mr. Bullock, Mr. Macklon and Ms. Rose had the increases to their salary that were effective March 1, 2020 reversed consistent with the actions taken for employees globally. The reductions will remain in place until further action by the HRCC.

Subsequent to the salary reductions, the HRCC approved a promotion for Mr. Bullock and Mr. Macklon, effective September 1, 2020 and August 1, 2020, respectively. The promotion for Mr. Bullock coincided with his assumption of the role of Executive Vice President and Chief Financial Officer, and the broad scope of that position at ConocoPhillips, which includes commercial and acquisitions and divestitures functions. The promotion for Mr. Macklon coincided with his assumption of the role of Senior Vice President, Strategy and Technology.

The table below shows the base salary for each NEO earned during the years ended 2019 and 2020:

Name	12/31/2019	12/31/2020
R.M. Lance	$1,700,000	$1,643,333
W.L. Bullock, Jr.	717,380	764,124[1]
D.E. Wallette, Jr. (retired)[2]	1,070,064	1,034,400
M.J. Fox	1,297,893	1,265,640
K.B. Rose	768,700	783,844
D.E. Macklon	638,392	689,094[3]

[1] Mr. Bullock was appointed as Executive Vice President and Chief Financial Officer on September 1, 2020.

[2] On May 14, 2020, Donald E. Wallette, Jr. announced his decision to retire as Chief Financial Officer. Mr. Wallette's successor was appointed effective September 1, 2020, and Mr. Wallette remained in his position as Chief Financial Officer until August 31, 2020. Following that, Mr. Wallette remained with ConocoPhillips as an Assistant to the CEO to provide support during the transition of his responsibilities until his retirement effective December 31, 2020.

[3] Mr. Macklon was appointed as Senior Vice President, Strategy, Exploration and Technology on August 1, 2020 and his title was updated to Senior Vice President, Strategy and Technology, effective December 17, 2020.

Performance-Based Programs

Actual awards earned under our performance-based programs can range from zero to 200 percent of the initial award for our NEOs. In determining performance-based compensation awards for our NEOs for performance periods concluding at the end of 2020, the HRCC began by assessing overall company performance. To that end, the HRCC considered the performance reviews throughout and after the performance period ended to assess the degree of difficulty in achieving absolute performance targets and the extent to which such targets were achieved. The HRCC then used the percentile-based matrix below to formulaically evaluate the results of the relative TSR and Financial metrics (Adjusted ROCE and/or Adjusted CROCE) in the VCIP and PSP:



If between two levels, straight line interpolation is used.

Percentile Rank	Below 25th	25th	50th	85th or higher
Payout	0%	35%	100%	200%

The HRCC retains discretion to make a positive or negative adjustment to awards based on its determination of appropriate payouts.

Annual Incentive—Variable Cash Incentive Program (VCIP)

All of our employees are eligible for the VCIP. The VCIP payout for our Executive Leadership Team, including the NEOs, is calculated using the following formula. The maximum VCIP payout for the Executive Leadership Team is 200 percent of target, inclusive of individual adjustments. The HRCC has the sole authority to determine the corporate performance payout based on its assessment of our performance against our metrics.

Eligible Earnings*	X	Target Percentage for the Salary Grade	X	Corporate Performance Payout	±	Any Individual Performance Adjustment

* Eligible earnings reflects actual amounts earned in 2020, including the HRCC-approved salary reductions and other compensation actions.

Note: Typically, the VCIP award for all other employees is based on a combination of corporate performance and business unit performance; however, for the 2020 VCIP award, as a result of the COVID-19 pandemic, the decision was made to calculate the award for all employees consistent with the calculation for the Executive Leadership Team in order to ensure a unified focus on fewer, essential priorities to emphasize enterprise-wide resilience through market volatility over individual business unit achievements.

VCIP Corporate Performance

We incorporate a balance of metrics into our annual incentive program that align with delivering our value proposition and maintaining competitiveness versus our performance peer group. Our program includes both line-of-sight and strategic metrics, as well as both absolute and relative metrics. We do not believe that a single metric is sufficient for driving the behaviors or performance we seek. Therefore, we carefully consider and select a combination of metrics that best ensures accountability across the organization for both short- and longer-term business success. The HRCC routinely reviews and reassesses the VCIP performance metrics to confirm that they remain appropriate for driving desired performance outcomes.

In December 2019, the HRCC approved the five corporate performance measures by which it would judge corporate performance for the 2020 VCIP payout. The corporate measures were: HSE; Operational; Financial; Strategic Milestones; and TSR. Each of the performance measures was assigned an equal weight.

The HRCC determines the ultimate payout of our programs based on the extent to which ConocoPhillips achieves the targets established under the five corporate performance measures set forth above. These measures directly correspond to our strategic cash flow allocation priorities, which support our goal to deliver superior returns to stockholders through price cycles. See *"Executive Compensation – Strategic Alignment"* on page 61 and *"Process for Determining Executive Compensation —Performance Criteria"* beginning on page 72.

SETTING TARGETS FOR 2020

The HRCC reviews and approves targets for the performance metrics annually. The process begins with our rigorous internal budget, which is set each year across the organization and then approved by our Board. For setting VCIP targets, the outputs from the internal budget are reviewed for alignment with the value proposition, as well as degree of difficulty. The HRCC believes that targets should reflect a reasonable chance of achievability, but also be challenging. Significant effort is invested to ensure that the metrics and targets reflect both a desire for continuous improvement and a realistic assessment of changes in the market environment or our portfolio.

For relative Financial and TSR metrics, the HRCC has established a matrix to inform payout decisions, see page 77. In the case of HSE, Operational, Financial (absolute), and Strategic Milestones metrics, the HRCC does not believe either a matrix or a threshold-maximum approach is appropriate given the significant volatility of the business in any given year and the influence of non-operated activities in which ConocoPhillips has limited control. For these, the HRCC relies on a rigorous and transparent review process with management and exercises its judgment based on its knowledge of the business to assess degree of difficulty and determine the appropriate payout (see *HRCC Review Process* beginning on page 80). In our 2020 outreach, stockholders commended several aspects of the improved disclosures in our proxy statement regarding our programs. We believe stockholders were generally very satisfied with the level of disclosure around our process and we have continued our transparency around targets and results.

Original targets for 2020 were set in February, consistent with our usual HRCC annual compensation cycle and aligned with the production, capital and operating and overhead external guidance ConocoPhillips provided in February 2020. However, considering the extraordinary events of 2020, which included the simultaneous COVID-driven demand shock and OPEC-driven supply shock, certain targets no longer reflected ConocoPhillips' current outlook or activity levels. As the outlook on recovery timing remained uncertain, creating an environment that could not have been anticipated when original targets were set, the HRCC reconvened first in May to discuss potential changes warranted to the 2020 VCIP, and then again in July to approve such changes. See *"HRCC Annual Compensation Cycle"* on page 67.

The changes made include the following:

- Eliminating the absolute Production target, as the environment was unpredictable and ConocoPhillips needed to maintain flexibility to respond to external factors with voluntary production curtailments to preserve value;
- Aligning absolute Operational and Financial metrics with ConocoPhillips' revised internal outlook and the updated external guidance provided in April 2020; and
- Updating Operational and Strategic Milestones to align with revised corporate priorities.

The HRCC believed these actions were necessary in order to incentivize the right behaviors in support of ConocoPhillips' crucial response to the unprecedented challenges rather than leaving metrics and targets in place that would actually be counterproductive to the success of the business. No changes were made with respect to HSE or relative performance metrics (TSR and ROCE).

The HSE, Operational, Financial (absolute) and Strategic Milestones targets set by the HRCC are as follows:

HSE

We target top-quartile performance relative to our peers for Total Recordable Rate and absolute continuous improvement for Process Safety Events. We target being an industry leader in HSE in an effort to drive continuous HSE improvement and provide accountability for HSE at all levels of the organization, including among our senior leaders.

Operational Metrics

Operating and Overhead Costs

The target was set at $5.3 billion, which excluded adjustments for closed and expected 2020 acquisitions and dispositions and was consistent with the operating plan outlined to the marketplace in April. The Operating and Overhead target was a reduction of approximately 10 percent from initial 2020 external guidance and approximately 15 percent from the full year 2019 operating and overhead expenditures.

Capital

The target was set at $4.3 billion, which excluded adjustments for closed and expected 2020 acquisitions and dispositions and was consistent with the operating plan outlined to the marketplace in April. The Capital target was a reduction of approximately 35 percent from initial 2020 external guidance and approximately 30 percent from full-year 2019 capital expenditures, excluding acquisition costs.

Operational Milestones

In the Lower 48, milestones included executing the Big 3 unconventional development program (Eagle Ford, Permian, Bakken). In Europe, milestones included achieving first production from Tor II, and in Canada, milestones included successfully initiating Montney Pad 1 flowback to CPF1 and Pad 2 flowback. In Alaska, the milestones included advancing Willow to AFF decision, subject to the outcome of the Citizen's Initiative and other portfolio allocation decisions. In Malaysia, the milestones included completing Gumusut Phase 3 AFF approval and AFE approval, and in China, the milestones included achieving first oil from Bohai Phase 3 WHP-K and completing Bohai Phase 4 offshore installation. Finally, there were two exploration milestones, with the first related to executing programs to find estimated resources of more than 100 MMBOE with a less than $50 per barrel cost of supply and the second related to capturing risked resources through acreage access in key focus areas that improve the depth, quality, and flexibility of the portfolio in support of long-term exploration strategy targets.

Strategic Milestones

Our Strategic Milestones included completing announced strategic dispositions and executing sustainable development action plans including marginal abatement projects to progress toward GHG emissions intensity targets by 2030. In addition, we included the Strategic Milestone of maintaining $10 billion liquidity and preserving value through successful execution of our production curtailment program and the safe and efficient restoration of productive capacity as market conditions warranted.

Financial

An absolute target for Adjusted ROCE was set in accordance with the budget and strategic plans and approved by the HRCC.

The HRCC believes these targets, which aligned with external guidance provided to the marketplace in April, were appropriate and challenging, allowing ConocoPhillips to respond to unprecedented market conditions while remaining consistent with ConocoPhillips' disciplined, returns-focused strategy.

HRCC REVIEW PROCESS

After meeting in July to approve the revised metrics (as discussed above), the HRCC met three more times with management to review progress and performance against the approved metrics to determine award payouts under the VCIP. The first review occurred during 2020 and was designed to provide the HRCC with information concerning the ongoing performance of ConocoPhillips. The second review with the HRCC in early February 2021 focused on the detailed final results for each performance metric relative to the targets, a degree of difficulty discussion, and an explanation of normalization adjustments back to the budget. The final review in mid-February 2021 focused on a summary of the results for each performance metric and deliberation and determination of the final payout by the HRCC. This process allows the HRCC to consider results, degree of difficulty, and normalization adjustments in one meeting and make informed payout decisions in a separate meeting. Results for Operating and Overhead Costs, and Capital, as applicable, are normalized to account for acquisitions and dispositions (e.g., the purchase of assets in Canada), foreign exchange rates, commodity price-related adjustments of actuals to targets and related tax and production-sharing contract impacts, and items beyond the control of management (e.g., production impacts from natural disasters, although none were material in 2020). This allows the HRCC to measure results against targets on a consistent basis and measure management performance so there is no benefit or detriment to executive compensation for these items. The normalization adjustments are reviewed by and discussed with the HRCC. The HRCC retains the discretion to make a positive or negative adjustment to awards based on its determination of appropriate payouts.

2020 RESULTS

HSE (absolute & relative)

We managed a global response to the COVID-19 pandemic that prioritized the health and safety of our workforce and mitigating the spread of COVID-19, while minimizing business interruptions. Although we saw an increase in our Total Recordable Rate (TRR) due to the impacts of COVID-19, when we exclude the impact from COVID-19 related illnesses, we achieved a new record low TRR, which benchmarks best-in-class relative to our performance peers. We significantly improved key performance indicators for serious events and spills and reduced the significant high-risk event rate, Lost Workday Cases and hydrocarbon spills compared to 2019. We continue to be recognized as an industry leader. Multiple external ESG recognitions included:

- ConocoPhillips being named to the Dow Jones Sustainability Index for the fourteenth year, ranked as the highest energy company in North America;
- Recognized by the Indonesia Ministry of Energy and Mineral Resources for Energy Management; and
- Named a top company for ESG disclosure by Institutional Investor Research.

Especially considering the extraordinary challenges we faced due to the COVID-19 pandemic, and because of the continued excellence in HSE performance this year, the HRCC determined an above target payout was warranted.

Operational (absolute)

We outperformed our **Operating and Overhead Costs** target of $5.3 billion with costs of $5.0 billion, reflecting not only our ongoing focus on driving cost efficiencies across our portfolio in service to higher financial returns, but also our prudent response to further reduce costs and curtail production as a result of the sharp industry decline in order to preserve stockholder value. Our **Capital** spending of $4.2 billion, adjusted for 2020 acquisitions, dispositions, and approved scope changes, also slightly outperformed our 2020 VCIP target of $4.3 billion. We also achieved or exceeded all of our **Operational Milestones** (see *Operational Milestones* on the prior page). In considering the results of these interdependent operational metrics, the HRCC determined an above target payout was warranted.

Financial (absolute and relative)

Despite the widespread impact of the COVID-19 pandemic, on an absolute basis we exceeded our 2020 target for Adjusted ROCE. Our absolute Adjusted ROCE relative to peers was in the 70th percentile (157% payout per the matrix). In a typical year, exceeding our absolute performance target would have resulted in an above target payout and the HRCC would have followed the matrix on page 77 for the relative metric before averaging the payout amounts to arrive at an above target final payout for the Financial metrics. However, because our absolute Adjusted ROCE was negative, the HRCC determined it was appropriate to exercise negative discretion and set the payout at 0% for the Financial metrics to better align with stockholder experience.

Strategic Milestones (absolute)

We met or exceeded expectations on all of the milestones. We completed the sale of our Australia West assets for $1.4 billion (subject to customary adjustments and final investment decision of the proposed Barossa development project) and closed the dispositions of certain non-core assets in the Lower 48, delivering on our strategic dispositions. We successfully completed implementation of a Sustainable Development Risk Management Standard, including creation of risk registers and submissions of action plans. We remain on track to achieve our GHG intensity reduction targets by 2030. We achieved our year-end liquidity target and successfully preserved stockholder value through execution of our curtailment program, including fully and safely restoring volumes voluntarily curtailed. The HRCC determined an above target payout was warranted given ConocoPhillips' continued execution of our returns-focused strategy resulting in outperformance of all Strategic Milestones metrics.

TSR

Although the S&P 500 posted a positive TSR in 2020, our industry endured a significant amount of disruption due to the COVID-19 pandemic, with none of our peers, independent or integrated, finishing with a positive TSR. We finished in the 57th percentile (120% payout per the matrix) in TSR compared to our performance peers. Based on the 20-day average methodology, TSR for 2020 was negative 31.4 percent. Despite a negative TSR we outperformed the majority of our independent peers and exceeded the total peer and independent averages. We continue to focus on driving superior returns to stockholders, which is why we added the S&P 500 Total Returns Index into our performance peer group. Following the matrix on page 77 would have resulted in an above target payout for the relative TSR metric; however, because our TSR was negative, the HRCC determined it was appropriate to exercise negative discretion and set the payout at 0% for the relative TSR metric to better align with stockholder experience.

These results reflect a difficult year for our industry, but one where we believe ConocoPhillips' strategy proved resilient. The HRCC felt it was important to recognize the strong operational and safety performance that ConocoPhillips achieved throughout 2020, especially in light of the unique challenges presented by the COVID-19 pandemic, but also to acknowledge that despite differential performance within our industry, our absolute financial performance and TSR was negative. Considering these factors and the overall stockholder experience during 2020, the HRCC applied additional negative discretion to the full program for a final payout of **75% of target**.

The following table describes the details of what the HRCC considered as the quantitative and qualitative performance measures and summarizes the payout decisions:

Metric Category	Category Weighting	Metric	VCIP Target	VCIP Results & Performance Summary	Payout	Negative Adjustment	Weighted Payout
HSE	20%	**Total Recordable Rate** ("TRR") (relative)	Top-quartile performance and industry leader	Achieved a new record in safety with **lowest workforce TRR on record[1]**; ranked **Best-in-Class** and recognized as **HSE industry leader**	**150%**		**30%**
		Process Safety Events ("PSE")	Continuous Improvement	Number of incidents remained flat compared to 2019 with only one Tier 1 process safety event			
Operational[2]	20%	**Capital** ($B)	**$4.3**	Delivered capital scope of **$4.2B**, slightly outperforming target	**135%**		**27%**
		Operating and Overhead Costs ($B)	**$5.3**	Managed operating and overhead costs of **$5.0B**, outperforming target, reflecting our ongoing focus on driving cost efficiencies across our portfolio and also our prudent response to further reduce costs and curtail production in light of sharp industry decline in order to preserve stockholder value			
		Operational Milestones	See Operational Milestones discussed on page 79	Achieved or exceeded all operational milestones			
Financial[3]	20%	**Adjusted ROCE** (absolute and relative to peers)	Internal target and outperform peers	Exceeded internal absolute target (100% payout per HRCC); finished **4th** in peer group (**70th percentile**; 157% payout per matrix); **reduced to 0% due to negative absolute Adjusted ROCE**	**129%**	**-129%**	**0%**
Strategic Milestones	20%	**Strategic Dispositions**	Deliver by target date	Completed the sale of Australia West assets and certain non-core assets in the Lower 48	**150%**		**30%**
		Progress toward GHG emissions intensity targets by 2030	Execute sustainable development action plans	Completed implementation of the Sustainable Development Risk Management Standard with risk registers and action plans submitted			
		Year-end Liquidity	**$10B[4]**	Achieved year-end liquidity target			
		Value preservation and restore production	Preserve value with production curtailment program and safely and efficiently restore volumes as market conditions improve	Successfully preserved stockholder value through execution of our curtailment program and volumes voluntarily curtailed were fully and safely restored			
TSR	20%	**Total shareholder return** (relative to peers)	Outperform peers	Finished 5th in peer group (**57th percentile;** 120% payout per matrix) with absolute TSR of -31.4% based on 20-day average methodology; outperformed total peer and independent peer averages; **reduced to 0% as TSR was negative**	**120%**	**-120%**	**0%**

Preliminary Program Payout	**87%**
Additional Negative Discretion	**-12%**
Final Total Payout	**75%**

(1) Excluding COVID-19 illnesses.

(2) Operating and overhead costs include production and operating expenses; selling, general, and administrative expenses; and controllable exploration general and administrative expenses, geological and geophysical, and lease rental and other expenses, adjusted to remove the impact of special items that are unusual or nonrecurring. Operating and Overhead Costs results and the absolute metric results for Capital are adjusted to normalize, as applicable, for acquisitions and dispositions (e.g., the Australia West asset sale, which is the primary component for this category), foreign exchange rates, price, and related tax and production-sharing contract impacts, and items beyond the control of management (e.g., impact from the COVID-19 pandemic). Actual operating and overhead costs and capital for 2020 were $5.0B and $4.7B, respectively.

(3) For relative metrics, adjustments for material, nonrecurring special items (e.g., gains on dispositions, impairments) are made to company results to determine Adjusted ROCE, and we also use disclosed material adjustments made by peers when measuring relative results for these metrics. Adjusted earnings (loss) that are part of the Adjusted ROCE calculations is a non-GAAP financial measure. A reconciliation to GAAP and a discussion of the usefulness and purpose of adjusted earnings (loss) can be found on Appendix A.

(4) Liquidity includes cash, cash equivalents, short term investments and available borrowing capacity under ConocoPhillips' revolving credit facility.

VCIP Individual Performance Adjustments

An important design element of the program is the HRCC's ability to make individual adjustments for each NEO in recognition of the individual's personal leadership and contribution to ConocoPhillips' financial and operational success during the year. While all of the NEOs made significant contributions under the strong leadership of the Board and CEO during this unprecedented time period, the HRCC determined no individual performance adjustments would be made for the NEOs in 2020 considering the overall stockholder experience.

The calculation of the 2020 VCIP award for each NEO is summarized below:

Name	2020 Eligible Earnings	Target VCIP	Corporate Payout	Individual Performance Adjustment(1)	Total Payout
R.M. Lance	$1,643,333	160%	75%	—	$ 1,972,000
W.L. Bullock, Jr.	764,124	85%(2)	75%	—	487,129
D.E. Wallette, Jr. (retired)	1,034,400	115%	75%	—	892,170
M.J. Fox	1,265,640	115%	75%	—	1,091,615
K.B. Rose	783,844	89%	75%	—	523,216
D.E. Macklon	689,094	81.25%(3)	75%	—	419,917

(1) The value of individual performance adjustments, if any, is calculated as a percentage of target value. There were no individual performance adjustments made for the NEOs for the 2020 VCIP.

(2) Mr. Bullock was promoted on September 1, 2020, which results in a prorated target VCIP percentage (83% to 89%).

(3) Mr. Macklon was promoted on August 1, 2020, which results in a prorated target VCIP percentage (80% to 83%).

Long-Term Incentive: Performance Share Program (PSP)

The PSP is designed to motivate senior leadership worldwide to execute their duties in a way that not only achieves ConocoPhillips' approved strategy but also closely aligns senior leadership with long-term stockholder interests. Approximately 61 of our current employees participate in the PSP. Grants made in 2020 for PSP 20 are summarized in note 3 of the *Summary Compensation Table* on page 92.

PSP 18 Performance

In 2018, the HRCC approved performance metrics for the PSP performance period running from January 2018 through December 2020. The PSP uses staggered three-year performance periods, with PSP 18 using three corporate performance measures: (1) relative Total Shareholder Return, which is weighted 50 percent; (2) relative Financial, which is weighted 30 percent; and (3) Strategic Objectives, which is weighted 20 percent.

The HRCC considered ConocoPhillips' overall performance based on the PSP 18 performance measures set forth above, which, similar to VCIP, directly correspond to our strategic priorities and support our goal to deliver superior returns to stockholders through price cycles. See *"Executive Overview—Executive Compensation – Strategic Alignment"* on page 61 and *"Process for Determining Executive Compensation—Performance Criteria"* beginning on page 72. **Despite the unprecedented nature of 2020, no changes were made to PSP 18 performance metrics.**

HRCC REVIEW PROCESS

In determining award payouts under PSP 18, the HRCC met several times with management throughout the performance period to review progress and performance against the approved metrics. The review with the HRCC in early February 2021 focused on the detailed final results for each performance metric and a degree of difficulty discussion. The final review in mid-February 2021 focused on a summary of the results for each performance metric and deliberation and determination of the final payout by the HRCC. This process allows the HRCC to consider results and degree of difficulty in one meeting and make informed payout decisions in a separate meeting. The HRCC retains the discretion to make a positive or negative adjustment to awards based on its determination of appropriate payouts.

2018 – 2020 RESULTS

   TSR
   We finished 2nd in TSR (86th percentile) in our performance peer group based on the 20-day average methodology, outperforming all but one of our independent and integrated performance peers (200% payout per the matrix). However, because our overall TSR was negative ~5 percent for the three-year period, the HRCC exercised negative discretion of 27% after considering ConocoPhillips TSR performance against the broader market. The amount of discretion aligns with what our performance would have been if the S&P 500 Total Return Index had been included in our performance peer group (as it will be effective with performance share programs commencing in 2019), which would have resulted in ConocoPhillips finishing 3rd in TSR. The HRCC then followed the matrix on page 77 in making its determination of the payout for this relative TSR metric using our placement in the adjusted peer group (76th percentile and 173% payout per the matrix).

   Financial
   We finished 2nd in Adjusted ROCE absolute improvement (86th percentile) relative to our performance peers (200% payout per the matrix); however, we finished 6th in Adjusted CROCE absolute improvement (38th percentile) relative to our performance peers (68% payout per the matrix). The HRCC followed the matrix on page 77 in making its determination of the payout for these relative Financial metrics.

   Strategic Objectives
   Our Strategic Objectives are aligned with our strategic priorities and support our goal to deliver superior returns to stockholders through price cycles. The objectives were considered against several metrics, including achieving the target debt to CFO ratio, returning CFO to stockholders, and growing production per debt-adjusted share.

   We entered 2020 on track to meet or exceed our three-year Strategic Objectives set in 2018; however, due to the impact of the COVID-19 pandemic, we only met our Strategic Objective related to returning CFO to stockholders. Our ability to meet the target debt to CFO ratio was impacted by the collapse in commodity prices. In addition, realized production per debt adjusted share growth underperformed compared to target due to lower share price as well as the lower production levels, which were a result of the capital reductions that were a part of ConocoPhillips' prudent response to the challenges of 2020. We exceeded our target returning an average of 41 percent of CFO to stockholders during the performance period through a combination of dividends and share repurchases. Based on achieving only one of these objectives, but also taking into consideration the tremendous strategic performance over the three-year period, including the announced acquisition of Concho Resources, Inc. in 2020, and the fact that ConocoPhillips' strategy and value proposition prevailed through such a significant downturn, the HRCC determined that a slightly below target payout was warranted.

Even factoring in the impacts from the unprecedented challenges ConocoPhillips faced due to the COVID-19 pandemic in 2020, our performance continues to be differential. Highlights include:

• Protecting our workforce, helping mitigate the spread of COVID-19 and safely running the business;

• Preparing for the successful close in early 2021 of the transformational Concho acquisition;

• Completing material resource acquisitions in Alaska and Canada that further added to our low cost of supply resource base;

• Successfully closing complex dispositions in the United Kingdom, Western Australia and Niobrara;

• Conducting successful exploration programs in Alaska and Norway;

• Exercising operational flexibility through significant volatility while safely maintaining our operations; and

• Becoming the first U.S.-based oil and gas company to adopt a Paris-aligned Climate Risk Framework.

The HRCC believes ConocoPhillips is executing the right strategy and recognizes the leadership and commitment our executives demonstrated during the performance period. We outperformed on most of our metrics. The HRCC believes that a **145% payout** reflects ConocoPhillips' overall strong performance during the 2018-2020 performance period.

The HRCC believes there is a strong alignment between stockholder interests and executive compensation. The following table describes the details of which the HRCC considered as quantitative and qualitative performance measures and summarizes the payout decisions for PSP 18:

Metric Category[1]	Category Weighting	Metric	PSP Results & Performance Summary	Payout	Weighted Payout
TSR	50%	**Total shareholder return** (relative to peers)	**3rd in peer group after negative discretion**[2] (**76th percentile**; 173% payout per matrix) for 2018-2020 based on 20-day average methodology; outperformed three-year peer average	**173%**	**87%**
Financial[3]	30%	**Adjusted ROCE** (absolute improvement relative to peers)	**2nd** in peer group (**86th percentile**; 200% payout per matrix)	**134%**	**40%**
		Adjusted CROCE (absolute improvement relative to peers)	**6th** in peer group (**38th percentile**; 68% payout per matrix)		
Strategic Objectives[4]	20%	**Achieve target debt/CFO ratio by target date**	Underperformed due to collapse in commodity prices	**90%**	**18%**
		Exceed Production/Year-end Debt Adjusted per Share CAGR target	Underperformed due to lower share price and lower production levels as a result of capital reductions, which were part of ConocoPhillips' prudent response to the challenges of 2020.		
		Return 20-30% of CFO to stockholders	Stockholder distributions exceeded distribution target during the performance period; we returned an average of ~41% of CFO to stockholders through dividends and share repurchases		
			Total Payout		**145%**

[1] Ongoing performance share programs commencing prior to 2019 contain Strategic Objectives as a PSP measure; however effective with performance share programs commencing in 2019 Strategic Objectives has been eliminated as a performance measure and the weighting of relative TSR has increased from 50% to 60% and Financial – relative Financial metrics have increased from 30% to 40%. **This change allows the HRCC to calculate payouts under the LTIP on a formulaic basis.**

[2] We finished 2nd in TSR (86th percentile) in our performance peer group based on the 20-day average methodology, outperforming all but one of our independent and integrated performance peers (200% payout per the matrix). However, because our overall TSR was negative for the three-year period, the HRCC exercised negative discretion by considering what our performance would have been if the S&P 500 Total Return Index had been included as a performance peer, which would have resulted in us finishing 3rd in TSR (76th percentile; 173% payout per matrix). **Effective with performance share programs commencing in 2019, the S&P 500 Total Return Index has been added to our performance peer group**.

[3] Adjustments for material, nonrecurring special items (e.g., gains on dispositions, impairments) are made to company results to determine Adjusted ROCE/CROCE, and we also use disclosed material adjustments made by peers when measuring relative results for these metrics. Adjusted earnings (loss) in the Adjusted ROCE/CROCE calculations is a non-GAAP financial measure. A reconciliation to GAAP and a discussion of the usefulness and purpose of adjusted earnings (loss) can be found on Appendix A.

[4] CFO is a non-GAAP measure. Further information about this measure, as well as a reconciliation to the nearest GAAP measure can be found on Appendix A.

Long-Term Incentive: Executive Restricted Stock Unit Program

All 2020 awards under the Executive Restricted Stock Unit Program were made at target. Approximately 61 of our current employees participate in this program. The 2020 grants to NEOs can be found in note 3 of the *Summary Compensation Table* on page 92.

Other Executive Compensation and Benefits

Other Compensation and Personal Benefits

In addition to our four primary compensation components, we provide our NEOs a limited number of benefits as described below. Some benefits, such as executive life insurance coverage and nonqualified benefit plans, are provided for competitive reasons. Other benefits are designed primarily to promote a healthy work/life balance, to provide opportunities for developing business relationships, and to personalize our social responsibility programs.

Comprehensive Security Program—Because our executives face personal safety risks in their roles as representatives of a global E&P company, our Board has adopted a comprehensive security program for our executives.

Personal Entertainment—ConocoPhillips executives participate in community, university, and philanthropic organizations at the request of the company. We also purchase tickets to various cultural, charitable, civic, entertainment, and sporting events for business development and relationship-building purposes, as well as to maintain our involvement in communities where we operate. Occasionally, our employees, including our executives, make personal use of tickets that would not otherwise be used for business purposes. We believe these tickets offer an opportunity to expand our networks at a very low or no incremental cost to ConocoPhillips.

Tax Gross-Ups—Certain of the personal benefits received by our executives are deemed by the Internal Revenue Service to be taxable income to the individual. When we determine that such income is incurred for purposes more properly characterized as company business than personal benefit, we provide further payments to the executive to reimburse the cost of including the item in the executive's taxable income. Most often, these tax gross-up payments are provided for travel by a family member or other personal guest to attend a meeting or function at our request in furtherance of company business, such as Board meetings, company-sponsored events, and industry and association meetings where spouses or other guests are expected to attend.

Executive Life Insurance—We provide life insurance policies and death benefits for all of our U.S.-based salaried employees (at no cost to the employee) with a face value approximately equal to the employee's annual salary. For each of our executives, we maintain an additional life insurance policy (at no cost to the executive) with a value equal to the executive's annual salary. In addition to these two plans, we also provide our executives the option of purchasing group variable universal life insurance or term life insurance in an amount up to eight times their respective annual salaries. We believe that making additional insurance available for purchase at their own expense is valued by our executives and can be provided at no cost to ConocoPhillips.

Defined Contribution Plans—In addition to the ConocoPhillips Savings Plan, which is our qualified defined contribution plan for U.S.-based employees, we maintain the nonqualified defined contribution plans listed below for our executives. These plans allow deferred amounts to grow tax-free until distributed, while enabling ConocoPhillips to use the money for the duration of the deferral period for general corporate purposes. These types of plans are common among our competitors and we believe the lack of such plans would put ConocoPhillips at a disadvantage in attracting and retaining talented executives.

- Voluntary Deferred Compensation Plans—The purpose of our voluntary nonqualified deferred compensation plans is to allow executives to defer a portion of their salary and incentive compensation so that such amounts are not immediately taxable.
- Make-Up Plans—The purpose of our nonqualified defined contribution make-up plans is to provide benefits that an executive would otherwise lose due to limitations imposed by the Internal Revenue Code on high-income participants in qualified plans.

Further information on these plans is provided under *Nonqualified Deferred Compensation* beginning on page 105.

Defined Benefit Plans—In addition to the ConocoPhillips Retirement Plan, which is our qualified defined benefit plan for U.S.-based employees, we also maintain nonqualified defined benefit plans for our executives. The primary purpose of these plans is to provide benefits that an executive would otherwise lose due to limitations imposed by the Internal Revenue Code on high-income participants in qualified plans. The only such arrangement under which our NEOs are entitled to benefits of this type is the Key Employee Supplemental Retirement Plan. This type of plan is common among our competitors and we believe the lack of such a plan would put ConocoPhillips at a disadvantage in attracting and retaining talented executives. Effective January 1, 2019, the ConocoPhillips Retirement Plan was closed to new hires and rehires who will instead receive an enhanced benefit under the ConocoPhillips Savings Plan. Further information on this plan is provided under *Pension Benefits* beginning on page 101.

Severance Plans and Changes in Control

We maintain plans to address severance of our executives in certain circumstances as described under *Executive Severance and Changes in Control* beginning on page 107. Plans of this nature are common within the industry; our plans are designed to aid ConocoPhillips in attracting and retaining executives. Under each of our severance and change-in-control severance plans, the executive must terminate from service with ConocoPhillips in order to receive severance pay.

Executives who began participation in the change-in-control severance plan after the spinoff of Phillips 66 in 2012 are not eligible for excise tax gross-ups under the plan. Executives who had been participants in the plan prior to the spinoff may receive excise tax gross-ups. The HRCC chose to grandfather the gross-up provision for certain participants because, in the event of a change in control, the provisions of our performance share program prior to the spinoff left those participants with the potential of a large excise tax. The HRCC determined it would be unfair should this burden suddenly be shifted to the participants. The post-spinoff design of the PSP reduced the potential tax impact to participants.

Awards assumed by an acquirer made with regard to the PSP, Executive Restricted Stock Unit Program, or the Stock Option Program will only vest upon the occurrence of both a change-in-control event and termination of employment of the employee (usually called a "double trigger").

Broadly Available Plans

Our NEOs are eligible to participate in the same basic benefits package as our other U.S. salaried employees. This includes expatriate benefits; relocation services; medical, dental, vision, life, and accident plans; health savings accounts; and flexible spending arrangements for health care and dependent care expenses.

Executive Compensation Governance

Alignment of Interests—Stock Ownership and Holding Requirements

We place a premium on aligning the interests of our executives with those of our stockholders. Our Stock Ownership Guidelines require executives to hold equity valued at a multiple of base salary, ranging from 1.8 times base salary for lower-level executives to six times base salary for the CEO. Employees have five years from the date they become subject to the Stock Ownership Guidelines to comply. Holdings counted toward the guidelines include: (1) shares of stock owned individually, jointly, or in trusts controlled by the employee; (2) restricted stock and restricted stock units; (3) shares owned in qualified savings or stock ownership plans, whether vested or not; (4) stock or units in nonqualified deferred compensation plans, whether vested or not; and (5) annual PSP target awards when approved by the HRCC. Employees subject to the guidelines who have not reached the required level of stock ownership are expected to hold shares received upon vesting or earn-out of restricted stock, restricted stock units, or performance shares (net of shares for taxes), and shares received upon exercise of stock options (net of shares tendered or withheld for payment of exercise price and shares for taxes), so they meet their requirement in a timely manner. The multiple of equity held by each of our NEOs currently exceeds our established guidelines.

Clawback Policy

The HRCC has approved a clawback policy providing that ConocoPhillips will recoup any incentive compensation (cash or equity) paid or payable to any executive to the extent such recoupment is required or contemplated by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Sarbanes-Oxley Act, or any other applicable law or listing standards. This clawback policy allows the Board to recoup compensation paid in the event of certain business circumstances, including a financial restatement. The policy operates in addition to provisions already contained in our award documents supporting grants under the PSP, the Executive Restricted Stock Unit Program, the Stock Option Program, and other compensation programs using company equity. Those documents permit the Board to suspend rights to exercise, refuse to honor the exercise of awards already requested, or cancel awards granted if an executive engages in any activity we determine is detrimental to ConocoPhillips, including acts of misconduct (such as embezzlement, fraud, theft, or disclosure of confidential information) or other acts that harm our business, reputation, or employees, as well as misconduct that results in ConocoPhillips having to prepare an accounting restatement. If the SEC adopts final rules regarding clawback requirements under the Dodd-Frank Act, we will review our policies and plans and, if necessary, amend them to comply with the new mandates. To date, no NEOs have been subject to any clawbacks.

Anti-Pledging and Anti-Hedging

Pursuant to our insider trading policy, ConocoPhillips directors, officers and all other employees are prohibited from pledging company stock, holding company stock in a margin account or entering into hedging transactions, including the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. This policy, together with the Stock Ownership Guidelines discussed above, helps ensure that our NEOs and other Senior Officers remain subject to the risks, as well as the rewards, of stock ownership.

Equity Grant Practices

When the HRCC awards Performance Share Units, Executive Restricted Stock Units, or other equity grants to the NEOs, the fair market value of the units or the exercise price of the options or other equity is determined based on an average of the stock's high and low prices on the date of grant (or the preceding business day, if the markets are closed on the date of grant). We use an average of the closing prices on the ten trading days preceding the date of grant. Grants of Performance Share Units, and Executive Restricted Stock Units are generally made at the HRCC's February meeting (the date of which is determined at least a year in advance) or, in the case of new hires, on the date of commencement of employment or the date of HRCC approval, whichever is later.

Statutory and Regulatory Considerations

In designing, implementing, and determining compensation under our compensation programs, we act in accordance with our compensation philosophy and believe that attracting, retaining, and motivating our employees with compensation programs that support long-term value creation is in the best interests of our stockholders. However, we also take into account the various tax, accounting, and disclosure rules associated with various forms of compensation. We have reviewed and considered the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code and designed deferred compensation programs with the intent that they comply with or are exempt from Section 409A of the Internal Revenue Code. We generally seek to preserve tax deductions for executive compensation. Nonetheless, ConocoPhillips has awarded compensation that is not fully tax deductible when the HRCC believes that doing so is in the best interest of our stockholders, and ConocoPhillips reserves the right to do so in the future. The HRCC has been informed that the exemption from Section 162(m)'s deduction limit for performance-based compensation has been repealed through the 2017 Tax Cuts and Jobs Act adopted on December 22, 2017 (the "2017 Tax Act"), effective for taxable years beginning after December 31, 2017. Under the 2017 Tax Act, compensation paid to any "covered employee" in excess of $1 million will not be deductible, unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. Generally, a "covered employee" under Section 162(m) is any employee who has served (i) for tax years after December 31, 2017, as our CFO or (ii) for tax years after December 31, 2016, as our CEO or other NEO. The rules and regulations promulgated under Section 162(m) are complicated and may change from time to time. As such, there is no guarantee that compensation in excess of $1 million paid to our "covered employees" pursuant to any of our compensation programs will ultimately be deductible by ConocoPhillips. Notwithstanding the repeal of the exemption for "performance-based compensation," the HRCC intends to maintain its commitment to structuring our executive compensation programs in a manner to align pay with performance.

Human Resources and Compensation Committee Report

Review with Management. The HRCC has reviewed and discussed the *"Compensation Discussion and Analysis"* presented in this Proxy Statement with members of management.

Discussion with Independent Executive Compensation Consultant. The HRCC has discussed with FW Cook, an independent executive compensation consulting firm, ConocoPhillips' executive compensation programs, as well as specific compensation decisions made by the HRCC. FW Cook was retained directly by the HRCC, independent of management. The HRCC has received written disclosures from FW Cook confirming no other work has been performed for ConocoPhillips by FW Cook, has discussed with FW Cook its independence from ConocoPhillips, and believes FW Cook to have been independent of management.

Recommendation to the ConocoPhillips Board of Directors. Based on its review and discussions noted above, the HRCC recommended to the Board that the *"Compensation Discussion and Analysis"* be included in ConocoPhillips' Proxy Statement on Schedule 14A (and, by reference, included in ConocoPhillips' Annual Report on Form 10-K for the year ended December 31, 2020).

THE CONOCOPHILLIPS HUMAN RESOURCES AND COMPENSATION COMMITTEE

Charles E. Bunch, *Chair*
John V. Faraci
Jeffrey A. Joerres
William H. McRaven
Sharmila Mulligan
Arjun N. Murti

Human Resources and Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2020, none of our executive officers served as (1) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board) of another entity, one of whose executive officers served on our HRCC; (2) a director of another entity, one of whose executive officers served on our HRCC; or (3) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board) of another entity, one of whose executive officers served as one of our directors. In addition, no member of the HRCC (1) was an officer or employee of ConocoPhillips or any of our subsidiaries during the year ended December 31, 2020; (2) was formerly an officer or employee of ConocoPhillips or any of our subsidiaries; or (3) had any other relationship requiring disclosure under applicable rules.

Executive Compensation Tables

The following tables and accompanying narrative disclosures provide information concerning total compensation paid to the Chief Executive Officer and the other Named Executive Officers of ConocoPhillips for 2020. Please also see our discussion of the relationship between the "*Compensation Discussion and Analysis*" to these tables under "*2020 Executive Compensation Analysis and Results*" beginning on page 76. The data presented in the tables that follow include amounts paid to the Named Executive Officers by ConocoPhillips or any of its subsidiaries for 2020.

Summary Compensation Table

The *Summary Compensation Table* below reflects amounts earned with respect to 2020 and, with regard to non-equity incentive plan compensation, for the performance period ending in 2020. The table does not include the cost of benefits that are generally available to our U.S.-based salaried employees, such as our medical, dental, vision, life, and accident plans, disability, and health savings accounts and flexible spending account arrangements for health care and dependent care expenses. All of our Named Executive Officers are U.S.-based salaried employees.

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	Option Awards	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
R.M. Lance Chairman and CEO	2020	$ 1,643,333	$—	$12,977,895	$—	$ 1,972,000	$11,020,463	$ 440,860	$ 28,054,551
	2019	1,700,000	—	12,738,872	—	3,590,400	11,711,492	622,980	30,363,744
	2018	1,700,000	—	11,006,296	—	4,868,800	5,458,358	372,816	23,406,270
W.L. Bullock, Jr. Executive Vice President and Chief Financial Officer	2020	764,124	—	2,691,321	—	487,129	3,641,376	64,705	7,648,655
	2019	717,380	—	2,349,060	—	845,504	2,795,020	602,066	7,309,030
	2018	—	—	—	—	—	—	—	—
D.E. Wallette, Jr. (retired)[7] Executive Vice President and Chief Financial Officer	2020	1,034,400	—	4,975,168	—	892,170	4,064,156	87,053	11,052,947
	2019	1,070,064	—	5,818,856	—	1,747,415	5,438,238	133,186	14,207,759
	2018	985,444	—	3,563,725	—	1,763,945	3,849,980	109,403	10,272,497
M.J. Fox Executive Vice President and Chief Operating Officer	2020	1,265,640	—	6,087,411	—	1,091,615	650,525	96,104	9,191,295
	2019	1,297,893	—	5,888,807	—	1,970,202	729,315	148,098	10,034,315
	2018	1,241,000	—	5,189,837	—	2,554,599	258,291	150,731	9,394,458
K.B. Rose Senior Vice President, Legal and General Counsel	2020	783,844	—	2,703,973	—	523,216	122,973	74,680	4,208,686
	2019	768,700	—	2,456,127	—	971,483	82,524	100,220	4,379,054
	2018	241,938	200,000	3,583,832	—	342,366	12,849	26,031	4,407,016
D.E. Macklon Senior Vice President, Strategy and Technology	2020	689,094	—	2,243,838	—	419,917	1,245,449	63,805	4,662,103
	2019	—	—	—	—	—	—	—	—
	2018	—	—	—	—	—	—	—	—

[1] Includes any amounts that were voluntarily deferred under the Key Employee Deferred Compensation Plan.

[2] Amounts shown represent a payment made in cash as an inducement in connection with the hiring of Ms. Rose in 2018. Our primary short-term incentive compensation arrangement for salaried employees (the Variable Cash Incentive Program or "VCIP") has performance measures established by the HRCC, and communicated to employees, including the Named Executive Officers, at a time when the outcome of the performance is substantially uncertain, with regard to the 2020 performance period. The HRCC must determine the level of achievement with regard to such performance measures before there is any payout to Named Executive Officers. Because of this process, amounts paid under the VCIP are shown in the *Non-Equity Incentive Plan Compensation* column of the table, rather than the *Bonus* column.

(3) Amounts shown represent the aggregate grant date fair value of awards made under the Performance Share Program ("PSP") during each of the years indicated and under the Executive Restricted Stock Unit Program as determined in accordance with FASB ASC Topic 718. See the *"Employee Benefit Plans"* section of Note 18 in the Notes to Consolidated Financial Statements in ConocoPhillips' 2020 Annual Report on Form 10-K for a discussion of the relevant assumptions used in this determination. A detailed breakdown of 2020 awards in the *Stock Awards* column of the *Summary Compensation Table* is below:

Grants Made in 2020 Name	PSP		Executive Restricted Stock Unit Program		Other Stock		
	Shares (#)	Value	Shares (#)	Value	Awards (#)	Value	Total Value
R.M. Lance	143,928	$8,435,620	77,500	$4,542,275	—	—	$12,977,895
W.L. Bullock, Jr.	35,291	1,902,665	13,456	788,656	—	—	2,691,321
D.E. Wallette, Jr. (retired)	56,989	3,340,125	27,897	1,635,043	—	—	4,975,168
M.J. Fox	69,729	4,086,817	34,134	2,000,594	—	—	6,087,411
K.B. Rose	30,973	1,815,328	15,162	888,645	—	—	2,703,973
D.E. Macklon	30,980	1,618,587	10,668	625,251	—	—	2,243,838

The amounts shown for awards from the PSP relate to the respective three-year performance periods that began in each of the years presented. Performance periods under the PSP generally are three years. As a new performance period has begun each year since the program commenced, there are three overlapping performance periods ongoing at any time.

The amounts shown for 2018 include the full target for PSP 18 for the January 2018—December 2020 performance period, as well as any incremental targets set during 2018 with regard to any ongoing performance period as a result of promotions (of which there were none in 2018). For Ms. Rose, the amounts shown also include pro-rata grants for her hire in September 2018 for participation in the PSP and Executive Restricted Stock Unit Program. The amounts shown for 2019 include the full initial target for PSP 19 for the January 2019—December 2021 performance period, as well as any incremental targets set during 2019 with regard to any ongoing performance period as a result of promotions (Mr. Wallette was promoted in 2019). The amounts shown for 2020 include the full initial target for PSP 20 for the January 2020—December 2022 performance period, as well as any incremental targets set during 2020 with regard to any ongoing performance period as a result of promotions (Mr. Bullock and Mr. Macklon were promoted in 2020).

Amounts are shown at target for each year since it is most probable at the setting of the target for the applicable performance periods that targets will be achieved. If payout was made at maximum levels for company performance the amounts shown would double from the targets shown, although the value of the actual payout would be dependent upon the stock price and accrued dividend equivalent units at the time of the payout. If payout was made at minimum levels, the amounts would be reduced to zero. No adjustment is made to the target shown for prior years based upon any change in probability after the target is set. Changes to targets resulting from promotion or demotion of a Named Executive Officer are shown as awards in the year of the promotion or demotion, even though the awards may relate to a program period that began in an earlier year.

The grant date fair values of the target awards for PSP 18 (January 2018-December 2020) appear in the table in 2018. Actual payouts with regard to the targets for PSP 18 were approved by the HRCC at its February 2021 meeting. Pursuant to that approval, payouts were made in February 2021 (with values shown at fair market value on the date of settlement) to the Named Executive Officers as follows: Mr. Lance, 211,036 units valued at $10,137,642; Mr. Bullock, 39,618 units valued at $1,903,150; Mr. Wallette, 79,774 units valued at $3,832,144; Mr. Fox, 99,510 units valued at $4,780,212; Ms. Rose, 33,925 units valued at $1,629,672; and Mr. Macklon, 30,363 units valued at $1,458,563. These amounts do not appear in the *Summary Compensation Table*. Under the terms and conditions of the awards, participants were able to make elections prior to the beginning of the performance period to defer all or a portion of the award value into the Key Employee Deferred Compensation Plan. See also the section on *Nonqualified Deferred Compensation* beginning on page 105 for further information.

For performance share programs beginning in 2012 and later, and Executive Restricted Stock Units granted before 2020, settlement will be made in cash rather than unrestricted shares. For target awards for program periods beginning in 2013 and later, the escrow period ends shortly after the end of the performance period, except that in the cases of termination due to death, layoff, or retirement, or after disability or a change in control, the escrow period ends upon the occurrence of the exceptional termination event although the timing of settlement remains unchanged. For programs beginning prior to 2013, the employee may have elected, prior to the beginning of the performance period, to defer the lapsing of restrictions until after separation. For programs beginning in 2013 and later, the employee may elect, prior to the beginning of the performance period, to have some or all of the settlement value deferred into the Key Employee Deferred Compensation Plan.

(4) Includes amounts paid under the VCIP and VCIP amounts that were voluntarily deferred to the Key Employee Deferred Compensation Plan. See the section on *Nonqualified Deferred Compensation* beginning on page 105 for further information. See also note 2 above.

(5) Amounts represent the actuarial increase in the present value of the Named Executive Officer's benefits under all pension plans maintained by ConocoPhillips determined using interest rate, discount rate, and mortality rate assumptions consistent with those used in ConocoPhillips' financial statements.

Interest Rates and Discount Rates –

Interest rate assumption changes have a significant impact on the pension values, with periods of lower interest rates having the effect of increasing the actuarial values reported and *vice versa*. With interest rates reaching historic lows in 2020 this significantly increased the projected value of Mr. Lance's pension. The discount rate assumptions and discount periods from the assumed retirement age to current age used in determining the present value may also have an impact on the pension values, with lower discount rates having the effect of increased actuarial values reported and *vice versa*, and shorter discount periods having the effect of increased actuarial values reported and *vice versa*. The assumed discount rate used for 2020 decreased approximately 1 percent.

Final Average Pay and Service Credit –

The years of service credited and increases to compensation are also factors in the benefit accrual. Each additional year of service credit and pay increases will generally result in an increase in the actuarial values reported. This applies to each of the Named Executive Officers other than Mr. Fox, Ms. Rose, and Mr. Macklon who are not final average earnings titles of ConocoPhillips' U.S. pension plans. See *Pension Benefits* beginning on page 101 of this Proxy Statement for further information.

(6) As discussed in "*Compensation Discussion and Analysis*" beginning on page 55 of this Proxy Statement, ConocoPhillips provides its executives with a number of compensation and benefit arrangements. The table below reflects amounts earned in 2020 under those arrangements. We have excluded the cost of benefits that are generally available to our U.S.-based salaried employees, such as our medical, dental, vision, life, and accident plans, disability, and health savings and flexible spending account arrangements. All of our Named Executive Officers are U.S.-based salaried employees. All Other Compensation includes the following amounts, which were determined using actual cost paid by ConocoPhillips unless otherwise noted:

Name	Personal Use of Company Aircraft[a]	Business-related use of Company Aircraft[b]	Home Security and Other Security Related Costs[c]	Executive Group Life Insurance Premiums[d]	Tax Reimbursement Gross-Up[e]	Meetings, Events & Presentations Reimbursement[f]	Matching Gift Program[g]	Expatriate[h]	Matching Contributions Under the Tax-Qualified Savings Plans[i]	Company Contributions to Non-Qualified Defined Contribution Plans[j]	Total
R.M. Lance	$247,608	$8,358	$5,653	$12,266	$3,202	$60,173	$5,000	$—	$17,100	$81,500	$440,860
W.L. Bullock, Jr.	—	—	—	5,704	1,700	1,454	10,000	—	17,100	28,747	64,705
D.E. Wallette, Jr. (retired)	—	—	383	7,721	2,481	14,404	—	—	17,100	44,964	87,053
M.J. Fox	—	—	383	9,447	132	204	10,000	—	17,100	58,838	96,104
K.B. Rose	—	—	—	5,851	1,710	11,588	8,500	—	17,100	29,931	74,680
D.E. Macklon	—	—	—	5,144	7,272	10,043	—	—	17,100	24,246	63,805

(a) ConocoPhillips' Comprehensive Security Program requires that the CEO, Mr. Lance, fly on company aircraft unless the Global Security Department determines that other arrangements represent an acceptable risk. Amounts represent the approximate aggregate incremental cost to ConocoPhillips for personal use of the aircraft, including travel for any family member or personal guest. Approximate aggregate incremental cost has been determined by calculating the variable costs for each aircraft during the year, dividing that amount by the total number of miles flown by that aircraft, and multiplying the result by the miles flown for personal use during the year. However, where there were identifiable costs related to a particular trip—such as airport landing fees or food and lodging for aircraft personnel who remained at the location of the personal trip—those amounts are separately determined and included in the table above. The amounts shown include incremental costs associated with flights to the hangar or other locations without passengers (commonly referred to as "deadhead" flights) arising from the non-business use of the aircraft by a Named Executive Officer.

(b) ConocoPhillips executives participate in community, university, and philanthropic organizations at the request of the company. In some cases, company aircraft are used to support these activities as well as other activities not integrally related to the performance of the executive's duties. When these activities are considered as not integrally and directly related to the performance of the executive's duties, we include the aggregate incremental cost to ConocoPhillips in this column. The same guidelines for determining approximate aggregate incremental cost as discussed in note (a) are used in determining these amounts.

(c) The use of a home security system is required as part of ConocoPhillips' Comprehensive Security Program for certain executives and employees, including the Named Executive Officers, based on risk assessments made by our Global Security Department. Amounts shown represent the approximate aggregate incremental cost to ConocoPhillips for the installation and maintenance of the home security systems with features required by our security program in excess of the cost of a "standard" system typical for homes in the neighborhoods where the Named Executive Officers reside. Each Named Executive Officer pays the cost of the "standard" system personally. In addition, amounts shown reflect other security costs, primarily related to transportation and protection services provided under our Comprehensive Security Program if a risk assessment indicated that enhanced procedures were warranted when an executive attended certain public events.

(d) The amounts shown reflect the aggregate incremental cost of premiums paid by ConocoPhillips for executive group life insurance (coverage equal to two times annual salary) versus the cost of basic life insurance provided to non-executive employees (coverage equal to annual salary). In addition, certain employees, including the Named Executive Officers, are eligible to purchase group variable universal life insurance policies at no incremental cost to ConocoPhillips.

(e) The amounts shown are for payments by ConocoPhillips relating to certain taxes incurred by the employee. These taxes arise primarily when ConocoPhillips requests family members or other guests to accompany the employee to a function, and, as a result, the employee is deemed to make a personal use of company assets (for example, when a spouse accompanies an employee on a company aircraft). ConocoPhillips believes such expenses are appropriately characterized as a business expense, and, if the employee has imputed income in accordance with the applicable tax laws, ConocoPhillips will generally reimburse any increased tax costs.

(f) The amounts in this column represent the cost of presentations made to employees and their spouses at Company meetings or events, reimbursements for the cost of spousal and other guests attendance at such meetings or events, and the aggregate incremental cost of any other personal benefits or perquisites not integrally and directly related to the performance of the executive's duties arising from such presentations, meetings, or events, primarily food, drink and transportation.

(g) ConocoPhillips maintains a Matching Gift Program, under which certain gifts by employees to qualified educational or charitable institutions are matched. For executives, the program matches up to $10,000 with regard to each program year. Administration of the program can cause us to pay more than the limit in a single fiscal year due to a lag in processing claims.

(h) Mr. Bullock was previously assigned in Singapore and Mr. Macklon was previously on the U.K. payroll assigned in the U.S. These amounts reflect net expatriate benefits under our standard policies for such service outside of the United States, and these amounts include payments for increased tax costs related to such expatriate assignments and benefits. Amounts shown in the table above also reflect amended tax equalization and similar payments under our expatriate services policies that were made to and from, or on behalf of, the Named Executive Officer that were paid or received during 2020, but apply to earnings of prior years, but which were unknown or not capable of being estimated with any reasonable degree of accuracy in prior years. These amounts are returned to ConocoPhillips when they are known or received through the tax reporting and filing process. Not included in the table are amounts less than $0 that primarily relate to tax amounts returned to ConocoPhillips in the normal course of the expatriate tax protection process that may relate to a prior period. The amounts noted for Mr. Bullock would have been negative $956,579 and the amounts noted for Mr. Macklon would have been negative $38,784.

(i) Under the terms of its tax-qualified defined contribution plans, ConocoPhillips makes matching contributions and allocations to the accounts of its eligible employees, including the Named Executive Officers.

(j) Under the terms of its nonqualified defined contribution plans, ConocoPhillips makes contributions to the accounts of its eligible employees, including the Named Executive Officers. See the narrative, table, and notes to the *Nonqualified Deferred Compensation* section beginning on page 105 for further information.

(7) Mr. Wallette retired effective December 31, 2020.

With regard to the retirement of Mr. Wallette, awards under the PSP (reflected in the *Stock Awards* column above) are usually reduced to reflect service for less than the full time of the relevant performance period, subject to the discretion of the HRCC to set actual payout. The amounts included for PSP in the Stock Awards column above reflect the gross targets set for awards for 2020 and 2019. For 2019, relating to the performance period beginning in 2019, the amounts shown reflect the gross target amount prior to any such reductions, although it is expected that the HRCC will reduce the payout to be determined at its February 2022 meeting to account for service in only 24 full months during the three-year performance period. For 2020, relating to the performance period beginning in 2020, the amounts shown reflect the gross target amount prior to any such reductions, although it is expected that the HRCC will reduce the payout to be determined at its February 2023 meeting to account for service in only 12 full months during the three-year period. The amounts included for Executive Restricted Stock Units in the *Stock Awards* column above reflect the gross targets set for the awards. Per the terms in the award in cases where retirement occurs 6 months from grant date, the employee retains the award. Due to his retirement greater than 6 months after the grant date, Mr. Wallette retained all of his Executive Restricted Stock Unit grants.

Grants of Plan-Based Awards Table

The *Grants of Plan-Based Awards* Table shows participation by the Named Executive Officers in the incentive compensation arrangements described below.

The columns under the heading *Estimated Future Payouts Under Non-Equity Incentive Plan Awards* show information regarding VCIP. The amounts shown in the table are those applicable to the 2020 program year, using a minimum of zero and a maximum of 200 percent of VCIP target for each participant; the amounts shown do not represent actual payouts for that program year. Actual payouts for the 2020 program year were made in February 2021 and are shown in the *Summary Compensation Table* on page 92 under the *Non-Equity Incentive Plan Compensation* column. Awards are eligible to be voluntarily deferred.

The columns under the heading *Estimated Future Payouts Under Equity Incentive Plan Awards* show information regarding PSP. The amounts shown in the table are those set for 2020 compensation tied to the 2020 through 2022 program period and do not represent actual payouts for that program year. These awards accrue dividend equivalents that are reinvested in further restricted stock units and paid upon the applicable vesting of the underlying award. Awards are eligible to be voluntarily deferred. For the 2020 program year under the PSP, the HRCC set the targets and granted awards at the regularly scheduled February 2020 meeting of the HRCC.

The *All Other Stock Awards* column reflects awards granted under the Executive Restricted Stock Unit Program. The Executive Restricted Stock Unit Program awards shown were granted on the same day the target was approved, vest at the end of a three-year period, and accrue dividend equivalents that are reinvested in further restricted stock units and settle in stock upon the applicable vesting of the underlying award. For the 2020 program year under the Executive Restricted Stock Unit Program, the HRCC set the targets and granted awards at the regularly scheduled February 2020 meeting of the HRCC.

Name	Grant Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price Of Options Awards Average Price ($Sh)	Exercise or Base Price Of Options Awards Closing Price ($Sh)	Grant Date Fair Value of Stock and Options Awards[5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
R.M. Lance		$—	$2,720,000	$5,440,000	—	—	—	—	—	$—	$—	$ —
	02/11/2020	—	—	—	—	143,928	287,856	—	—	—	—	8,435,620
	02/11/2020	—	—	—	—	—	—	77,500	—	—	—	4,542,275
W.L. Bullock, Jr.		—	658,719	1,317,438	—	—	—	—	—	—	—	—
	02/11/2020	—	—	—	—	27,583	55,166	—	—	—	—	1,616,640
	02/11/2020	—	—	—	—	—	—	13,456	—	—	—	788,656
	09/01/2020	—	—	—	—	724	1,448	—	—	—	—	26,866
	09/01/2020	—	—	—	—	2,622	5,244	—	—	—	—	97,296
	09/01/2020	—	—	—	—	4,362	8,724	—	—	—	—	161,863
D.E. Wallette, Jr. (retired)[6]		—	1,230,574	2,461,148	—	—	—	—	—	—	—	—
	02/11/2020	—	—	—	—	56,989	113,978	—	—	—	—	3,340,125
	02/11/2020	—	—	—	—	—	—	27,897	—	—	—	1,635,043
M.J. Fox		—	1,505,663	3,011,326	—	—	—	—	—	—	—	—
	02/11/2020	—	—	—	—	69,729	139,458	—	—	—	—	4,086,817
	02/11/2020	—	—	—	—	—	—	34,134	—	—	—	2,000,594
K.B. Rose		—	727,539	1,455,078	—	—	—	—	—	—	—	—
	02/11/2020	—	—	—	—	30,973	61,946	—	—	—	—	1,815,328
	02/11/2020	—	—	—	—	—	—	15,162	—	—	—	888,645
D.E. Macklon		—	567,075	1,134,150	—	—	—	—	—	—	—	—
	02/11/2020	—	—	—	—	21,792	43,584	—	—	—	—	1,277,229
	02/11/2020	—	—	—	—	—	—	10,668	—	—	—	625,251
	08/01/2020	—	—	—	—	981	1,962	—	—	—	—	36,447
	08/01/2020	—	—	—	—	3,023	6,046	—	—	—	—	112,312
	08/01/2020	—	—	—	—	5,184	10,368	—	—	—	—	192,599

(1) The grant date shown is the date on which the HRCC approved the target awards or, in the case of prorated promotional awards under the PSP, the effective date of the promotion. In the case of Messrs. Bullock and Macklon, their promotions were effective September 1, 2020 and August 1, 2020, respectively.

(2) Threshold and maximum awards are based on the program provisions under VCIP. Actual awards earned can range from zero to 200 percent of the target awards for corporate performance inclusive of adjustments for individual performance. Amounts reflect estimated cash payouts under VCIP after the close of the performance period. The estimated amounts are calculated based on the applicable annual target and base salary for each Named Executive Officer in effect for the 2020 performance period, including any salary increases during the year. While the program terms would also automatically adjust for salary decreases, these are not reflected in the table above. Effective May 1, 2020 the NEOs had their Base Salaries reduced which reduced the target and maximum awards as follows: Mr. Lance $2,629,334 and $5,258,668; Mr. Bullock $649,505 and $1,299,010; Mr. Wallette $1,189,560 and $2,379,120; Mr. Fox $1,455,486 and $2,910,972; Ms. Rose $697,621 and $1,395,242; and Mr. Macklon $559,889 and $1,119,778 respectively. If threshold levels of performance are not met, then the payout can be zero. The HRCC also retains the authority to make awards under VCIP at its discretion. Actual payouts under VCIP for 2020 are based on actual base salaries earned in 2020 and are reflected in the Non-Equity Incentive Plan Compensation column of the *Summary Compensation Table* on page 92.

(3) Threshold and maximum awards under the PSP are based on the program provisions. Actual awards earned under the PSP can range from zero to 200 percent of the initial awards. Messrs. Bullock, Wallette, Fox and Macklon and Ms. Rose received an additional 10 percent initial award for PSP 20 (2020-2022) in recognition of their continued execution of the disciplined returns-focused value proposition.

(4) This reflects awards for the Executive Restricted Stock Unit Program. Executive Restricted Stock Unit awards can only be adjusted downward.

(5) For equity incentive plan awards, these amounts represent the grant date fair value at target level under PSP as determined pursuant to FASB ASC Topic 718 and reflected in the Stock Awards column in the *Summary Compensation Table* on page 92. Actual value realized upon vesting of the PSP or Executive Restricted Stock Unit awards depends on market prices at the time of settlement for such awards. See the "Employee Benefit Plans" section of Note 18 in the Notes to Consolidated Financial Statements in ConocoPhillips' 2020 Annual Report on Form 10-K for a discussion of the relevant assumptions used in this determination.

(6) Mr. Wallette retired effective December 31, 2020.

With regard to the retirement of Mr. Wallette, awards under the PSP (the target award level of which is reflected in the Estimated Future Payouts Under Equity Incentive Plan Awards column) are usually reduced to reflect service for less than the full time of the relevant performance period, subject to the discretion of the HRCC to set actual payout. For the performance period beginning in 2020, the amounts shown reflect the gross target amount prior to any such reductions, although it is expected that the HRCC will reduce the payout to be determined at its February 2023 meeting to account for service in only 12 full months during the three-year period. For Executive Restricted Stock Units (included in the All Other Stock Awards column) in cases where retirement occurs 6 months or more from the grant date, the employee retains the award. Because Mr. Wallette retired more than 6 months from the grant date, he retained his Executive Restricted Stock Unit grant.

Outstanding Equity Awards at Fiscal Year End

The Outstanding Equity Awards at Fiscal Year End table is used to show equity awards measured in ConocoPhillips stock held by the Named Executive Officers. The following table reflects outstanding stock option awards and unvested and unearned stock awards (both time-based and performance contingent) as of December 31, 2020 assuming a market value of $39.99 per share (the closing stock price of the company's common stock on December 31, 2020).

| Name | Option Awards[1] | | | | | Stock Awards[3] | | | |
	Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[10]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested
R.M. Lance	87,174	—	—	$53.4700	02/10/2021	—	$ —	—	$ —
	105,098	—	—	54.8000	02/09/2022	—	—	—	—
	584,900	—	—	58.0775	02/05/2023	—	—	—	—
	569,400	—	—	65.4630	02/18/2024	—	—	—	—
	607,000	—	—	69.2450	02/17/2025	—	—	—	—
	819,900	—	—	33.1250	02/16/2026	—	—	—	—
	506,800	—	—	49.7550	02/14/2027	—	—	—	—
	—	—	—	—	—	552,515[4]	22,095,078	277,830	11,110,407
W.L. Bullock, Jr.	20,546	—	—	53.4700	02/10/2021	—	—	—	—
	24,441	—	—	54.8000	02/09/2022	—	—	—	—
	37,600	—	—	58.0775	02/05/2023	—	—	—	—
	39,500	—	—	65.4630	02/18/2024	—	—	—	—
	45,200	—	—	69.2450	02/17/2025	—	—	—	—
	81,000	—	—	33.1250	02/16/2026	—	—	—	—
	71,200	—	—	49.7550	02/14/2027	—	—	—	—
	—	—	—	—	—	87,970[5]	3,517,907	60,180	2,406,586
D.E. Wallette, Jr. (retired)	34,407	—	—	53.4700	02/10/2021	—	—	—	—
	42,322	—	—	54.8000	02/09/2022	—	—	—	—
	128,500	—	—	58.0775	02/05/2023	—	—	—	—
	167,600	—	—	65.4630	02/18/2024	—	—	—	—
	178,700	—	—	69.2450	02/17/2025	—	—	—	—
	241,400	—	—	33.1250	02/16/2026	—	—	—	—
	164,100	—	—	49.7550	02/14/2027	—	—	—	—
	—	—	—	—	—	197,041[6]	7,879,673	112,022	4,479,754
M.J. Fox	21,783	—	—	54.8000	02/09/2022	—	—	—	—
	162,134	—	—	58.0775	02/05/2023	—	—	—	—
	268,500	—	—	65.4630	02/18/2024	—	—	—	—
	286,200	—	—	69.2450	02/17/2025	—	—	—	—
	386,600	—	—	33.1250	02/16/2026	—	—	—	—
	239,000	—	—	49.7550	02/14/2027	—	—	—	—
	—	—	—	—	—	167,239[7]	6,687,890	133,703	5,346,790
K.B. Rose	—	—	—	—	—	63,135[8]	2,524,770	56,922	2,276,314
D.E. Macklon	11,134	—	—	33.1250	02/16/2026	—	—	—	—
	19,200	—	—	49.7550	02/14/2027	—	—	—	—
	—	—	—	—	—	46,900[9]	1,875,520	50,263	2,010,033

[1] All options shown in the table have a maximum term for exercise of ten years from the grant date. Under certain circumstances, the terms for exercise may be shorter, and, in certain circumstances, the options may be forfeited and cancelled. All awards shown in the table have associated restrictions on transferability.

(2) The options shown in this column vested and became exercisable in 2020 or prior years (although under certain termination circumstances, the options may still be forfeited). Options became exercisable in one-third increments on the first, second, and third anniversaries of the grant date.

(3) Stock awards made to the Named Executive Officers in 2020 include: (a) long-term incentive awards paid out under the PSP; (b) long-term time-vested awards under the Executive Restricted Stock Unit Program; or (c) pursuant to elections made by a Named Executive Officer to receive cash compensation in the form of restricted stock units. Stock awards shown in the columns entitled *Number of Shares or Units of Stock That Have Not Vested* and *Market Value of Shares or Units of Stock That Have Not Vested* continue to have restrictions upon transferability. Stock awards shown reflect the closing price of ConocoPhillips common stock ($39.99), as reported on the NYSE, on December 31, 2020, the last trading day of 2020.

Amounts include PSP awards for the performance period that ended in December 2020 (PSP 18), shown at target. At its February 9, 2021, meeting, the HRCC approved final payout levels for the Named Executive Officers with regard to that performance period, as follows: Mr. Lance, 211,036 units; Mr. Bullock, 39,618 units; Mr. Wallette, 79,774 units; Mr. Fox, 99,510 units; Ms. Rose, 33,925 units; and Mr. Macklon, 30,363 units; see note 3 of the *Summary Compensation Table*. Under the PSP, stock awards are made in the form of restricted stock units or restricted stock, the former having been used in the most recent awards. The terms and conditions of both are substantially the same, requiring restriction on transferability until separation from employment, although for performance periods beginning after 2008 and before 2013, restrictions will lapse five years from the anniversary of the grant date unless the employee has elected prior to the beginning of the performance period to defer the lapsing of such restrictions until separation from employment. For performance periods beginning after 2012, restrictions will lapse three years after the grant and will be settled in cash. Except in cases where the five-year provision applies, forfeiture is expected to occur if the separation is not the result of death, disability, layoff, retirement after the executive has reached the age of 55 with five years of service, or after a change in control, although the HRCC has the authority to waive forfeiture. Restricted stock awards have voting rights and pay dividends. Restricted stock unit awards have no voting rights. Restricted stock units granted under PSP prior to 2018 pay dividend equivalents, but no dividend equivalents are paid or accrued for awards made under the PSP until after the applicable performance period has ended. Restricted stock units granted under PSP in 2018 and later accrue dividend equivalents that, during the performance period, are reinvested in further restricted stock units. Dividend equivalents, if any, on restricted stock units held are paid in cash or credited to each officer's account in the form of additional stock units. Neither pays dividends or dividend equivalents at preferential rates, and dividend equivalents are paid at the same time as dividends for each quarter. Restricted stock held by the Named Executive Officers prior to November 17, 2001, was converted to restricted stock units prior to the completion of the merger of Conoco Inc. and Phillips Petroleum Company, with the original restrictions still in place. Awards for ongoing performance periods under the PSP (PSP 19 (January 2019 - December 2021) and PSP 20 (January 2020 - December 2022)) are shown at target levels in the columns entitled *Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested and Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested*. There is no assurance that these awards will be granted at, below, or above target after the end of the relevant performance periods, as the determination of whether to make an actual grant and the amount of any actual grant for Named Executive Officers is within the discretion of the HRCC.

Amounts also include Executive Restricted Stock Unit Program awards granted in February 2018, 2019 and 2020. Under the Executive Restricted Stock Unit Program, stock awards are made in the form of restricted stock units. The terms and conditions of those units require restriction on transferability, which lapse three years from the anniversary of the grant date. Forfeiture is expected to occur at separation from service if the separation is not the result of death, disability, layoff, retirement after the executive has reached the age of 55 with five years of service, or after a change in control, although the HRCC has the authority to waive forfeiture. Upon lapse of restrictions for awards granted in 2018 and 2019, settlement is made in cash, although the executive had the ability to elect to defer the value into an account in the Key Employee Deferred Compensation Plan. Upon lapse of restrictions for awards granted in 2020 and after, settlement is made in stock. Restricted stock unit awards have no voting rights. Dividend equivalents, if any, on restricted stock units held are reinvested in further restricted stock units. Dividend equivalents are paid at the same time and the same rate as dividends for each quarter, not at a preferential rate. Awards under the Executive Restricted Stock Unit Program are shown in the columns entitled *Number of Shares or Units of Stock That Have Not Vested*.

Amounts also include, in the case of Ms. Rose, an award of restricted stock units made at the beginning of employment with ConocoPhillips as an off-cycle make-up award for which restrictions lapse three years from the grant date and which pays dividend equivalents in cash at the same time and at the same rate as dividends are paid on Company common stock.

Amounts also include restricted stock and restricted stock unit awards granted with respect to prior periods. The plans and programs under which such grants were made provide that awards made in the form of restricted stock and restricted stock units be held in such form until the recipient retires (with respect to awards made before 2009) or the earlier of eight years or retirement (with respect to awards made from 2009 through 2012), with the possible election to hold until retirement, or three years (with regard to awards made in 2013 or later), with payouts for the last to be made in cash (unless voluntarily deferred to an account in the Key Employee Deferred Compensation Plan). If such awards immediately vested upon completion of the relevant performance period as is more typical for restricted stock programs, the amounts reflected in this column would be zero for awards made in years prior to 2012.

(4) Includes 7,118 restricted shares for LTIP VIII—PSP I initial payout, for which restrictions lapse at retirement; 2,335 restricted stock units for LTIP VIII—LTIP IX, for which restrictions lapse at retirement; 106,204 restricted stock units related to grants for PSP I final payout—PSP VI, for which restrictions lapse following separation from service; 39,850 restricted stock units related to grants for PSP VIII, for which restrictions lapse five years from grant date; 31,939 restricted stock units related to grants for PSP VIII Tail; Mr. Lance elected to defer lapsing of restrictions for PSP VIII and PSP VIII Tail until separation of service; 75,458 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse three years from grant date and that will be settled in cash; 66,353 restricted stock units related to the grant of Executive Restricted Stock Units in 2019, for which restrictions lapse three years from the grant date and that will be settled in cash; 77,717 restricted stock units related to the grant of Executive Restricted Stock Units in 2020, for which restrictions lapse three years from the grant date and that will be settled in shares; and 145,542 restricted stock units related to grants for the PSP 18 target award. The actual payouts with regard to the targets for PSP 18 were approved by the HRCC at its February 2021 meeting, and, pursuant to that decision, Mr. Lance received a payout of 211,036 units. Restrictions on the PSP 18 award lapsed on February 20, 2021, and the award settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan. For certain awards, Mr. Lance has voluntarily elected to defer the lapsing of restrictions until separation from service, and those awards continue to appear in the table. Subsequent elections may also impact the final timing of the payout of these awards.

(5) Includes 24,356 restricted stock units related to grants for PSP I final payout—PSP VI, for which restrictions lapse following separation from service; 11,336 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse three years from grant date and that will be settled in cash; 11,462 restricted stock units related to the grant of Executive Restricted Stock Units in 2019, for which restrictions lapse three years from grant date and that will be settled in cash; 13,493 restricted stock units related to the grant of Executive Restricted Stock Units in 2020, for which restrictions lapse three years from grant date and that will be settled in shares; and 27,323 restricted stock units related to grants for the PSP 18 target award. The actual payouts with regard to the targets for the PSP 18 award were approved by the HRCC at its February 2021 meeting, and, pursuant to that decision, Mr. Bullock received a payout of 39,618 units. Restrictions on the PSP 18 award lapsed on February 20, 2021, and the award settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan. Subsequent elections may also impact the final timing of the payout of these awards.

(6) Includes 31,099 restricted stock units related to grants for PSP I final payout—PSP VI, for which restrictions lapse following separation from service; 6,133 restricted stock units related to grants for PSP IX, for which restrictions lapse five years from grant date; 27,552 restricted stock units related to grants for PSP IX Tail; Mr. Wallette elected to defer lapsing of restrictions for PSP IX and PSP IX Tail until separation of service; 24,432 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse three years from grant date and that will be settled in cash; 24,834 restricted stock units related to the grant of Executive Restricted Stock Units in 2019, for which restrictions lapse three years from grant date and that will be settled in cash; 27,974 restricted stock units related to the grant of Executive Restricted Stock Units in 2020, for which restrictions lapse three years from grant date and that will be settled in shares; and 55,017 restricted stock units related to grants for the PSP 18 target award. The actual payouts with regard to the targets for the PSP 18 award were approved by the HRCC at its February 2021 meeting, and, pursuant to that decision, Mr. Wallette received a payout of 79,774 units. Restrictions on the PSP 18 award lapsed on February 20, 2021, and the award settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan. Subsequent elections may also impact the final timing of the payout of these awards. For Executive Restricted Stock Units in cases where retirement occurs six months from grant date, the employee retains the award. Because Mr. Wallette retired more than six months after the grant date he retained all of his Executive Restricted Stock Unit grants.

(7) Includes 35,581 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse three years from the program grant date and will be settled in cash; 28,801 restricted stock units related to the grant of Executive Restricted Stock Units in 2019, for which restrictions lapse three years from the program grant date and will be settled in cash; 34,230 restricted stock units related to the grant of Executive Restricted Stock Units in 2020, for which restrictions lapse three years from the program grant date and will be settled in shares; and 68,627 restricted stock units related to grants for the PSP 18 target award. The actual payouts with regard to the targets for PSP 18 were approved by the HRCC at its February 2021 meeting, and, pursuant to that decision, Mr. Fox received 99,510 units. Restrictions on the PSP 18 award lapsed on February 20, 2021, and the award settled in cash.

(8) Includes 6,750 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse three years from the program grant date and will be settled in cash; 13,286 restricted stock units related to the grant of Executive Restricted Stock Units in 2019, for which restrictions lapse three years from the program grant date and will be settled in cash; 15,787 restricted stock units related to the grant of Executive Restricted Stock Units in 2020, for which restrictions lapse three years from the program grant date and will be settled in shares; a make-up grant of 3,915 restricted stock units as an inducement to join ConocoPhillips, for which restrictions lapse three years from the grant date and that will be settled in cash; and 23,397 restricted stock units related to grants for the PSP 18 target award. The actual payouts with regard to the targets for PSP 18 were approved by the HRCC at its February 2021 meeting, and, pursuant to that decision, Ms. Rose received 33,925 units. Restrictions on the PSP 18 award lapsed on February 20, 2021, and the award settled in cash.

(9) Includes 5,415 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse three years from grant date and that will be settled in cash; 9,437 restricted stock units related to the grant of Executive Restricted Stock Units in 2019, for which restrictions lapse three years from grant date and that will be settled in cash; 11,108 restricted stock units related to the grant of Executive Restricted Stock Units in 2020, for which restrictions lapse three years from grant date and that will be settled in shares; and 20,940 restricted stock units related to grants for the PSP 18 target award. The actual payouts with regard to the targets for the PSP 18 award were approved by the HRCC at its February 2021 meeting, and, pursuant to that decision, Mr. Macklon received a payout of 30,363 units. Restrictions on the PSP 18 award lapsed on February 20, 2021, and the award settled in cash.

(10) Reflects potential stock awards under ongoing performance periods for the PSP for the performance periods beginning January 2019 (Mr. Lance, 127,967 target units; Mr. Bullock, 27,050 target units; Mr. Wallette, 52,683 target units; Mr. Fox, 61,099 target units; Ms. Rose, 24,672 target units; and Mr. Macklon, 22,333 target units) and January 2020 (Mr. Lance, 149,863 target units; Mr. Bullock, 33,129 target units; Mr. Wallette, 59,339 target units; Mr. Fox, 72,604 target units; Ms. Rose, 32,250 target units; and Mr. Macklon, 27,930 target units). There is no assurance that these awards will be granted at, below, or above target after the end of the relevant performance periods because determination of whether to make an actual grant to, and the amount of any actual grant for, Named Executive Officers is within the discretion of the HRCC. With regard to the retirement of Mr. Wallette, awards under the PSP are usually reduced to reflect service for less than the full time of the relevant performance period, subject to the discretion of the HRCC to set actual payout. The amounts included for PSP reflect the gross targets set for awards for 2020 and 2019 prior to any such reductions, although it is expected that the HRCC will reduce the payout to account for service in only 12 months and 24 months, respectively, during each of the three-year performance periods.

Option Exercises and Stock Vested

The *Option Exercises* and *Stock Vested* table is used to show equity awards measured in ConocoPhillips stock where there was an option exercised by, or a stock award that vested to, a Named Executive Officer during 2020.

Name	Option Awards		Stock Awards[1]	
	Number of Shares Acquired on Exercise (#)	Value Realized upon Exercise	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting
R.M. Lance	—	$—	461,190[2]	$27,038,610
W.L. Bullock, Jr.	—	—	61,135[3]	3,590,400
D.E. Wallette, Jr. (retired)	—	—	148,124[3]	8,688,841
M.J. Fox	—	—	214,074[3]	12,551,695
K.B. Rose	—	—	27,360[4]	1,616,018
D.E. Macklon	—	—	35,275[3]	2,080,072

[1] Includes restricted stock units for the Executive Restricted Stock Unit Program award in 2020 for which restrictions were lapsed in order to satisfy required tax withholding.

[2] Includes restricted stock units for PSP X for which restrictions lapsed following the fifth anniversary of the grant date of the final approved award and PSP 17, for which restrictions lapsed following the third anniversary of the grant date. PSP X and PSP 17 were settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan. Also includes restricted stock and restricted stock units for LTIP VIII and LTIP IX with regard to which the HRCC approved the cancellation of shares and 1,336 units in favor of the creation of an account with a similar value in the Key Employee Deferred Compensation Plan. See note 2 to the *Nonqualified Deferred Compensation Table* on page 105.

[3] Includes restricted stock units for PSP X for which restrictions lapsed following the fifth anniversary of the grant date of the final approved award and PSP 17, for which restrictions lapsed following the third anniversary of the grant date. PSP X and PSP 17 were settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan.

[4] Includes PSP 17, for which restrictions lapsed following the third anniversary of the grant date. PSP 17 settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan.

Pension Benefits

ConocoPhillips maintains several defined benefit plans for eligible employees. With regard to U.S.-based salaried employees, the defined benefit plan that is qualified under the Internal Revenue Code is the ConocoPhillips Retirement Plan ("CPRP"). Effective January 1, 2019, the CPRP was closed to new hires and rehires who will instead receive an enhanced benefit under the ConocoPhillips Savings Plan.

The CPRP is a non-contributory plan that is funded through a trust. The CPRP consists of eight titles, each one corresponding to a different pension formula and having numerous other differences in terms and conditions. Employees are eligible for current participation in only one title (although an employee may also have a frozen benefit under one or more other titles), and eligibility is based on heritage company and date of hire. Of the Named Executive Officers, Messrs. Lance and Wallette (having been employees of Phillips Petroleum Company) are eligible for, and vested in, benefits under Title I of the CPRP, Mr. Bullock (having been an employee of Conoco Inc.) is eligible for, and vested in, benefits under Title IV of the CPRP, and Messrs. Fox and Macklon are eligible for, and vested in, benefits under Title II of the CPRP. Ms. Rose is eligible for, but has not yet completed the required three years of service to vest in, benefits under Title II. Under Title I and Title IV, employees become vested in benefits after five years of service. Under Title II, employees become vested in their benefits after three years of service. Titles I, II, and IV allow the employee to elect the form of benefit payment from among several annuity types or a single sum payment option, but all of the options are actuarially equivalent.

Title I and Title IV provide a final average earnings type of pension benefit for eligible employees payable at normal or early retirement. Under Title I, normal retirement occurs upon termination on or after age 65; early retirement can occur at age 55 with five years of service (or if laid off during or after the year in which the participant reaches age 50). Under Title IV, normal retirement occurs upon termination on or after age 65; early retirement can occur at age 50 with ten years of service. Under Title I, early retirement benefits are reduced by five percent per year for each year before age 60 that benefits are paid, but for benefits that commence at or after age 60, the benefit is unreduced. Under Title IV, early retirement benefits are reduced by five percent per year for each year from age 50 to age 57 that benefits are paid before age 60 and four percent per year for each year from age 57 that benefits are paid before age 60, but for benefits that commence at or after age 60, the benefit is unreduced. Messrs. Lance, Wallette, and Bullock were eligible for early retirement at the end of 2020 under the terms of Title I or Title IV, as applicable.

Retirement benefits under Title I and Title IV are calculated as the product of 1.6 percent times years of credited service multiplied by the final annual eligible average compensation. For Title I, final annual eligible average compensation is calculated using the three highest consecutive years in the last ten years before retirement. For Title IV, final annual eligible average compensation is calculated using the higher of the highest consecutive 36 months of compensation or the highest non-consecutive three years of compensation. In both cases, such benefits are reduced by the product of 1.5 percent of the annual primary Social Security benefit multiplied by years of credited service. The formula below illustrates how the retirement benefits are calculated. For purposes of the formula, "pension compensation" denotes the final annual eligible average compensation described above.

$$\left[\; 1.6\% \; \times \; \text{Pension Compensation} \; \times \; \text{Years of Credited Service} \; \right] - \left[\; 1.5\% \; \times \; \text{Annual Primary SS Benefit} \; \times \; \text{Years of Credited Service} \; \right]$$

Eligible pension compensation generally includes salary and annual incentive compensation. However, under Title I, if an eligible employee receives layoff benefits from ConocoPhillips, eligible pension compensation includes the annualized salary for the year of layoff, rather than actual salary, and years of credited service are increased by any period for which layoff benefits are calculated. Furthermore, foreign service as an employee of Phillips Petroleum Company through 1991 is counted as time and a quarter when determining the service element in the benefit formula under Title I. Among the Named Executive Officers, only Mr. Wallette had any time credited for such foreign service. (The notes to the table on page 104 provide further detail on that credited service.)

Benefits under Title II are based on monthly pay and interest credits to a cash balance account created on the first day of the month after a participant's hire date. Pay credits are equal to a percentage of total salary and annual incentive compensation. Participants whose combined age and years of service total less than 44 receive a six percent pay credit, those whose combined age and years of service total 44 through 65 receive a seven percent pay credit, and those whose combined age and years of service total 66 or more receive a nine percent pay credit. Normal retirement age is 65, but participants may receive their vested benefit upon termination of employment at any age. In 2020, Messrs. Fox and Macklon were eligible for the nine percent pay credit, while Ms. Rose was eligible for the seven percent pay credit.

Eligible pension compensation under the CPRP is limited in accordance with the Internal Revenue Code. In 2020, that limit was $285,000. The Internal Revenue Code also limits the annual benefit (expressed as an annuity) available under the CPRP. In 2020, that limit was $230,000 (reduced actuarially for ages below 62).

In addition to participation in the U.S.-based plans as described above, Messrs. Fox and Macklon are participants in the ConocoPhillips U.K. Pension Plan (the "U.K. Plan"), a defined benefit pension plan that is funded through a trust, with regard to eligible service while they were on the U.K. payroll. The U.K. Plan is a U.K. registered plan with Her Majesty's Revenue and Customs. The U.K. Plan consists of two sections: the ConocoPhillips section and the Heritage Conoco section. The ConocoPhillips section is contributory. The Heritage Conoco section is non-contributory. Both Mr. Fox and Mr. Macklon are vested in, and will be eligible for, a benefit as a deferred vested participant in the Heritage Conoco section. Mr. Fox is retirement-eligible, having reached age 55. The U.K. Plan provides a final average earnings type of pension benefit for eligible employees payable at normal pension age or early retirement upon approval by the Principal Employer of the U.K. Plan. Under the provisions of the U.K. Plan, a member is entitled to receive their full benefits upon attainment of normal pension age (60 in the case of a Heritage Conoco member) subsequent to termination. Early retirement may occur after reaching age 55 but results in reduced benefits for each year prior to age 60 that benefits are paid. In general, retirement benefits are calculated as the product of 1.75 percent times years of credited service times final pensionable salary. Final pensionable salary is generally basic annual salary plus pensionable allowances earned in the 12 months before active membership in the U.K. Plan ceased. The U.K. Plan allows participants to choose between taking a full annuity or a tax-free cash lump sum of up to 25 percent of the value of the benefit and a reduced annuity. Both choices are actuarially equivalent, and the lump sum is capped at 25 percent of the lifetime allowance.

As a registered pension plan, there is an annual limit on the amount of pension savings that benefit from tax relief (the "Annual Allowance"). Since both Messrs. Fox and Macklon are deferred members of the plan and their respective pensions do not increase during any pension input period by more than the relevant percentage, they did not have any pension savings subject to the Annual Allowance. In addition, a lifetime allowance is imposed. The standard lifetime allowance for the current tax year is £1.073 million, although a participant may apply for fixed or individual protection at a higher level under certain circumstances. If the total value of U.K.-registered pension benefits exceeds a participant's lifetime allowance, legislation dictates the excess will incur a tax penalty at the time of distribution.

ConocoPhillips also maintains several nonqualified pension plans. These are funded through our general assets, although we also maintain trusts of the type generally known as "rabbi trusts" that may be used to pay benefits under the nonqualified pension plans. The trusts and the funds held in them are assets of ConocoPhillips. In the event of bankruptcy, participants would be unsecured general creditors. The U.S. nonqualified pension plan available to the Named Executive Officers is the ConocoPhillips Key Employee Supplemental Retirement Plan ("KESRP"). This plan is designed to replace benefits that would otherwise not be received due to limitations contained in the Internal Revenue Code that apply to qualified plans. The two such limitations that most frequently impact the benefits to employees are the limit on compensation that can be taken into account in determining benefit accruals and the maximum annual pension benefit. In 2020, the former limit was set at $285,000, while the latter was set at $230,000. The KESRP determines a benefit without regard to such limits, and then reduces that benefit by the amount of benefit payable from the related qualified plan (in this case, the CPRP). Thus, in operation the combined benefits payable from the related plans for an eligible employee equal the benefit that would have been paid if there had been no limitations imposed by the Internal Revenue Code. For participants in Title I of the CPRP for the KESRP final annual eligible average compensation is calculated using the three highest annual amounts for salary and VCIP in the last ten calendar years before retirement plus the year of retirement. For participants in Title II and Title IV of the CPRP, calculations for KESRP are made on the same basis as for the CPRP. Benefits under the KESRP are generally paid in a single lump sum at the later of age 55 or six months after separation from service. When payments do not begin until after retirement, interest at then current six-month Treasury-bill rates, under most circumstances, will be credited on the delayed benefits. Distribution may also be made upon a determination of death or disability. Certain foreign service as an employee of Phillips Petroleum Company is counted as time and a quarter when determining the service element in the benefit formula under the KESRP. Among the Named Executive Officers, only Mr. Wallette had any time credited for such foreign service. (The notes to the table below provide further detail on that credited service.) Each of the Named Executive Officers is eligible for, and is vested in, the KESRP, other than Ms. Rose, who is eligible for, but not yet vested in, the KESRP. Furthermore, for employees in the U.K. registered plan, there is a plan similar to the KESRP, known as the ConocoPhillips Unfunded Plan, which operates on the same principles regarding limits imposed through Her Majesty's Revenue and Customs (HMRC) on U.K. registered plans. Mr. Macklon is a participant in the ConocoPhillips Unfunded Plan, with regard to the time he worked in the U.K. from August 31, 2013 to September 1, 2017; at which time he transferred to the U.S. payroll (Mr. Macklon was a participant in the U.K. registered plan prior to August 31, 2013).

Mr. Lance was an employee of ARCO Alaska, which was acquired by Phillips Petroleum Company in 2000. A special provision applies in calculating pension benefits for such employees under Title I. First, we calculate a benefit under the Title I formula using service with both ARCO and ConocoPhillips, subtracting from the result the value of the benefit under the ARCO plan through the time of the acquisition (for which the BP Retirement Accumulation Plan remains liable, after the acquisition of ARCO by BP and certain plan mergers). Next, we calculate a benefit under the Title I formula using only service with ConocoPhillips. We compare the results of the two methods, and the employee receives the larger benefit. For Mr. Lance, that calculation currently provides a larger benefit under the first method. The table reflects that benefit, showing only the value payable from the plan of ConocoPhillips, not from the BP Retirement Accumulation Plan.

Mr. Fox was previously an employee of Conoco (U.K.) Limited, which merged with a Phillips subsidiary in 2002, at the merger of Conoco Inc. and Phillips Petroleum Company. In 2003, Mr. Fox transferred from the U.K. payroll to the U.S. payroll and maintains a deferred vested pension benefit in the ConocoPhillips U.K. Pension Plan. As an employee on the U.S. payroll, Mr. Fox became a participant in CPRP Title II. The time served as an employee on the U.K. payroll is taken into account when determining his Title II benefit in the CPRP and his KESRP benefit. Furthermore, Mr. Fox left ConocoPhillips in 2010 and returned in 2012. Mr. Fox is not credited with any service during the period he was employed elsewhere. However, pursuant to the terms of the KESRP, his benefit earned prior to his separation from service in 2010 was previously distributed.

Mr. Macklon was previously an employee of Conoco (U.K.) Limited, which merged with a Phillips subsidiary in 2002, at the merger of Conoco Inc. and Phillips Petroleum Company. In 2017, Mr. Macklon transferred from the U.K. payroll to the U.S. payroll and maintains a deferred vested pension benefit in the U.K. Pension Plan. As an employee on the U.S. payroll, Mr. Macklon became a participant in the CPRP Title II. The time served as an employee on the U.K. payroll is taken into account when determining this Title II benefit in the CPRP and his KESRP benefit.

Except where otherwise noted, assumptions used in calculating the present value of accumulated benefits in the table are found in Note 18 in the Notes to Consolidated Financial Statements in ConocoPhillips' 2020 Annual Report on Form 10-K.

Name	Plan Name	Number or Years of Accumulated Benefit	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
R.M. Lance	Title I - ConocoPhillips Retirement Plan	37	$ 2,013,080	$ —
	ConocoPhillips Key Employee Supplemental Retirement Plan	37	58,785,406	—
W.L. Bullock, Jr.	Title IV - ConocoPhillips Retirement Plan	34	2,141,224	—
	ConocoPhillips Key Employee Supplemental Retirement Plan	34	11,028,361	—
D.E. Wallette, Jr. (retired)[2]	Title I - ConocoPhillips Retirement Plan	40	2,856,818	—
	ConocoPhillips Key Employee Supplemental Retirement Plan	40	27,389,881	—
M.J. Fox[3]	Title II - ConocoPhillips Retirement Plan	35	484,657	—
	ConocoPhillips UK Pension Plan	20	1,896,415	—
	ConocoPhillips Key Employee Supplemental Retirement Plan	35	2,351,073	—
K.B. Rose[4]	Title II - ConocoPhillips Retirement Plan	2	53,038	—
	ConocoPhillips Key Employee Supplemental Retirement Plan	2	165,308	—
D.E. Macklon[5]	Title II - ConocoPhillips Retirement Plan	29	103,113	—
	ConocoPhillips UK Pension Plan	22	2,974,144	—
	UK Unfunded Pension Plan	3	2,751,884	—
	ConocoPhillips Key Employee Supplemental Retirement Plan	29	304,791	—

[1] The eligible pension compensation, as defined on pages 102-103, used to calculate the present value of the accumulated benefit for U.S. plans in this column as of December 31, 2020, for each Named Executive Officer is: Mr. Lance, $6,394,756; Mr. Bullock $1,609,989; Mr. Wallette, $2,587,492; Mr. Fox, $3,235,842; Ms. Rose, $1,755,327; and Mr. Macklon, $1,363,236. Mr. Fox's and Mr. Macklon's U.K. pension benefit and eligible pension compensation of $113,436 and $311,436 respectively were converted to U.S. dollars at an exchange rate per British Pound Sterling of $1.3665 as of December 31, 2020.

[2] Includes additional credited service for Mr. Wallette of 7.25 months related to foreign service prior to 1992, when the credit was discontinued.

[3] Mr. Fox rehired as an employee of ConocoPhillips on January 1, 2012. Prior to rejoining ConocoPhillips, Mr. Fox was an employee of Nexen Inc. None of the benefits earned by Mr. Fox as an employee of Nexen are included in the table. The service credited to Mr. Fox does not include his time of service with Nexen. However, prior to his service at Nexen, Mr. Fox was an employee of ConocoPhillips and ConocoPhillips UK. Mr. Fox's service shown in the table includes that prior service with ConocoPhillips, in accordance with the standard terms and conditions of the applicable plans. Under Title II, and related provisions in the KESRP, Mr. Fox received pay credits equal to nine percent of his pension compensation in 2020, since his combined age and years of service exceed 65. See the narrative above for a discussion of this feature. For these purposes, years of service would include total years of service with ConocoPhillips, which, in Mr. Fox's case, are 35.

[4] Ms. Rose became an employee of ConocoPhillips on September 4, 2018. Under Title II, and related provisions in the KESRP, Ms. Rose received pay credits equal to seven percent of her pension compensation in 2020, since her combined age and years of service was 56. See the narrative above for a discussion of this feature. For these purposes, years of service would include total years of service with ConocoPhillips, which, in Ms. Rose's case, are 2.

[5] Mr. Macklon became an employee of ConocoPhillips on September 2, 1991. Under Title II, and related provisions in the KESRP, Mr. Macklon received pay credits equal to nine percent of his pension compensation in 2020, since his combined age and years of service exceed 65. See narrative above for a discussion of this feature. For these purposes, years of service would include total years of service with ConocoPhillips, which, in Mr. Macklon's case, are 29.

Nonqualified Deferred Compensation

ConocoPhillips maintains several nonqualified deferred compensation plans for its eligible employees in addition to the plans discussed in the *Pension Benefits* section beginning on page 101. Those available to the Named Executive Officers are briefly described below.

The Key Employee Deferred Compensation Plan of ConocoPhillips ("KEDCP") is a nonqualified deferral plan that permits certain key employees to voluntarily defer base salary and VCIP (or other similar annual incentive compensation program payments that would otherwise be received in subsequent years). Amounts payable from the PSP for performance periods ending in 2015 or later also may be deferred to the KEDCP. Amounts payable from the Executive Restricted Stock Unit Program for awards granted in 2018 and 2019 also may be deferred to the KEDCP. The KEDCP permits eligible employees to defer compensation of up to 100 percent of PSP, VCIP, and 2018 and 2019 Executive Restricted Stock Units and up to 50 percent of base salary. Each of the Named Executive Officers is eligible to participate in, and is fully vested in, the KEDCP.

Under the KEDCP, for amounts deferred and vested after December 31, 2004, and before December 31, 2020, the default distribution option was to receive a lump sum to be paid at least six months after separation from service. For amounts deferred and vested after December 31, 2020, the default distribution option is to receive a lump sum to be paid at least one year after separation from service. Participants may elect to defer payments from one to five years after separation from service, and to receive annual, semiannual, or quarterly payments for a period of up to 15 years. For elections that set a date certain for payment, the distribution will begin in the calendar quarter following the date requested and will be paid out on the distribution schedule elected by the participant. For amounts deferred prior to January 1, 2005, a one-time revision of the ten annual installment payments schedule is allowed from 365 days to no later than 90 days prior to retirement at age 55 or above or within 30 days after being notified of layoff in the calendar year in which the employee is age 50 or above. Participants may receive distributions in one to 15 annual installments, two to 30 semi-annual installments, or four to 60 quarterly installments.

The Defined Contribution Make-Up Plan of ConocoPhillips ("DCMP") is a nonqualified restoration plan under which ConocoPhillips makes employer contributions that cannot be made in the qualified ConocoPhillips Savings Plan—a defined contribution plan of the type often referred to as a 401(k) plan—due to certain voluntary reductions of salary under the KEDCP or due to limitations imposed by the Internal Revenue Code. For 2020, the Internal Revenue Code limited the amount of compensation that could be taken into account in determining a benefit under the ConocoPhillips Savings Plan to $285,000. Employees make no contributions to the DCMP. Each of the Named Executive Officers is eligible to participate in, and is fully vested in, the DCMP.

Under the DCMP, amounts vested after December 31, 2004, and before December 31, 2020, will be distributed as a lump sum six months after separation from service, or, at a participant's election, in one to 15 annual installments, two to 30 semi annual installments, or four to 60 quarterly installments, beginning no earlier than one year after separation from service. Amounts vested after December 31, 2020, will be distributed as a lump sum one year after separation from service, or, at a participant's election, in one to 15 annual installments, two to 30 semi-annual installments, or four to 60 quarterly installments, beginning no earlier than one year after separation from service. For amounts vested prior to January 1, 2005, participants may, from 365 days to no later than 90 days prior to termination or within 30 days after being notified of layoff in the calendar year in which the employee is age 50 or above, indicate a preference to defer the value into an account under the KEDCP.

Each participant directs investments of the individual accounts set up for that participant under either the KEDCP or the DCMP. Participants may make changes in the investments as often as daily. All ConocoPhillips defined contribution nonqualified deferred compensation plans allow investment of deferred amounts in a broad range of mutual funds or other market-based investments, including ConocoPhillips stock. As market-based investments, none of these provide above-market return.

Since each executive participating in each plan chooses the investment vehicle or vehicles and may change allocations, the return on the investment will depend on how well the underlying investment fund performs during the period the executive chose it as an investment vehicle. The aggregate performance of each such investment is reflected in the *Nonqualified Deferred Compensation Table* under the column *Aggregate Earnings in Last Fiscal Year*.

Benefits due under each of the plans discussed above are paid from ConocoPhillips' general assets, although we also maintain trusts of the type generally known as "rabbi trusts" that may be used to pay benefits under the plans. The trusts and the funds held in them are assets of ConocoPhillips. In the event of bankruptcy, participants would be unsecured general creditors.

Applicable Plan[1]	Beginning Balance	Executive Contributions in Last FY[2]	Registrant Contributions in Last FY[3]	Aggregate Earnings in Last FY[4]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[5]
R.M. Lance						
Defined Contribution Make-Up Plan of ConocoPhillips	$ 2,026,343	$—	$81,500	($190,678)	$—	$ 1,917,165
Key Employee Deferred Compensation Plan of ConocoPhillips	11,217,322	82,518	—	587,062	—	11,886,902
W.L. Bullock, Jr.						
Defined Contribution Make-Up Plan of ConocoPhillips	331,550	—	28,747	(34,374)	—	325,923
Key Employee Deferred Compensation Plan of ConocoPhillips	294,704	—	—	7,541	—	302,245
D.E. Wallette, Jr. (retired)						
Defined Contribution Make-Up Plan of ConocoPhillips	782,194	—	44,964	71,251	—	898,409
Key Employee Deferred Compensation Plan of ConocoPhillips	14,449,557	—	—	1,815,298	—	16,264,855
M.J. Fox						
Defined Contribution Make-Up Plan of ConocoPhillips	769,449	—	58,838	20,026	—	848,313
Key Employee Deferred Compensation Plan of ConocoPhillips	—	—	—	—	—	—
K.B. Rose						
Defined Contribution Make-Up Plan of ConocoPhillips	44,258	—	29,931	1,327	—	75,516
Key Employee Deferred Compensation Plan of ConocoPhillips	—	—	—	—	—	—
D. E. Macklon						
Defined Contribution Make-Up Plan of ConocoPhillips	86,571		24,246	14,526	—	125,343
Key Employee Deferred Compensation Plan of ConocoPhillips	—	—	—	—	—	—

[1] Our primary defined contribution deferred compensation programs for executives (KEDCP and DCMP) make a variety of investments available to participants. As of December 31, 2020, there were a total of 82 investment options, 17 of which were the same as those available in ConocoPhillips' primary tax-qualified defined contribution plan for employees (the ConocoPhillips Savings Plan, a 401(k) plan) and 65 of which were other mutual fund options approved by an administrator designated by the relevant plan.

[2] Reflects deferrals by the Named Executive Officer under the KEDCP in 2020. For Mr. Lance, this column reflects $82,518 in a deferred LTIP VIII and IX payout covering the performance periods of 2000 through 2002 and 2002 through 2004, respectively.

[3] Reflects contributions by ConocoPhillips under the DCMP relating to wages earned in 2020 (included in the *All Other Compensation* column of the *Summary Compensation Table* on page 92 for 2020). In addition, contributions by ConocoPhillips under the DCMP in earlier years (included in the *All Other Compensation* column of the *Summary Compensation Table* for those respective years) were as follows: in 2019 for Mr. Lance, $127,800; for Mr. Bullock, $39,364; for Mr. Wallette, $71,106; for Mr. Fox, $91,610; and for Ms. Rose $43,983; in 2018 for Mr. Lance, $142,500; for Mr. Wallette, $71,044; and for Mr. Fox, $96,600.

[4] None of these earnings are included in the *Summary Compensation Table* for 2020. Aggregate earnings reflect the net impact of investment gains and losses and, consequently, may be a negative amount.

[5] Reflects contributions by our Named Executive Officers, contributions by ConocoPhillips, and earnings on balances prior to 2020; plus, contributions by our Named Executive Officers, contributions by ConocoPhillips, and earnings for 2020, less any distributions (shown in the appropriate columns of this table, with amounts that are included in the Summary Compensation Table for 2020 shown in notes 2, 3 and 4 above). This also includes contributions by ConocoPhillips made in January 2021, allocated to 2020, of which there were none.

Executive Severance and Changes in Control

Salary and other compensation for our Named Executive Officers is set by the HRCC, as described in the *"Compensation Discussion and Analysis"* beginning on page 55 of this Proxy Statement. These officers may participate in ConocoPhillips' employee benefit plans and programs for which they are eligible, in accordance with their terms. The amounts earned by the Named Executive Officers for 2020 appear in the various *Executive Compensation Tables* beginning on page 92 of this Proxy Statement.

Each of our Named Executive Officers is expected to receive amounts earned while employed unless the executive voluntarily resigns prior to becoming retirement-eligible or is terminated for cause. Such amounts include:

- VCIP compensation earned during the fiscal year;
- Grants pursuant to the PSP for the most-recently completed performance period and ongoing performance periods in which the executive participated for at least one year;
- Previously granted restricted stock and restricted stock units;
- Vested stock option grants under the Stock Option Program;
- Amounts contributed and vested under our defined contribution plans; and
- Amounts accrued and vested under our retirement plans.

While normal retirement age under our benefit plans is 65, early retirement provisions allow benefits at earlier ages if vesting requirements are met, as discussed in the sections of this Proxy Statement titled *Pension Benefits* and *Nonqualified Deferred Compensation*. For our compensation programs (VCIP, Stock Option Program, Executive Restricted Stock Unit Program, and PSP), early retirement is generally defined to be termination at or after the age of 55 with five years of service. As of December 31, 2020, each of our Named Executive Officers had met the early retirement criteria with the exception of Ms. Rose, who joined ConocoPhillips in September 2018 and Mr. Macklon who is under the age of 55. In addition, specific severance arrangements for executive officers, including the Named Executive Officers, are provided under two severance plans: (1) the ConocoPhillips Executive Severance Plan ("CPESP"), which is available to a limited number of senior executives; and (2) the ConocoPhillips Key Employee Change in Control Severance Plan ("CICSP"), which is also available to a limited number of senior executives but only on or following change in control. These arrangements are described below. Executives are not entitled to participate in both plans as a result of a single event. For example, executives receiving benefits under the CICSP would not be entitled to benefits potentially payable under the CPESP relating to the event giving rise to benefits under the CICSP.

ConocoPhillips Executive Severance Plan

The CPESP covers executives in salary grades generally corresponding to vice president and higher, and the CICSP is incorporated by reference to Exhibit 10.23 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2013; File No. 001-32395. Under the CPESP, if ConocoPhillips terminates the employment of a plan participant other than for cause, as defined in the plan, upon executing a general release of liability and, if requested, an agreement not to compete with ConocoPhillips, the participant will be entitled to:

- A lump-sum cash payment equal to one-and-a-half or two times the sum of the employee's base salary and current target VCIP award;
- A lump-sum cash payment equal to the present value of the increase in pension benefits that would result from the crediting of an additional one-and-a-half or two years to the employee's number of years of age and service under the applicable pension plan;
- A lump-sum cash payment equal to ConocoPhillips' cost of certain welfare benefits for an additional one-and-a-half or two years;
- Continuation in eligibility for a pro rata portion of the annual VCIP for which the employee is eligible in the year of termination; and
- Treatment as a layoff under our various compensation and equity programs. Generally, layoff treatment will allow executives to retain awards previously made and continue their eligibility under ongoing ConocoPhillips programs. Thus, actual program grants of restricted stock or restricted stock units would vest, and the executive would remain eligible for awards attributable to ongoing performance periods under the PSP in which the executive had participated for at least one year.

ConocoPhillips may amend or terminate the CPESP at any time. Amounts payable under the CPESP will be offset by any payments or benefits that are payable to the severed employee under any other plan, policy, or program of ConocoPhillips relating to severance, and amounts may also be reduced in the event of willful and bad faith conduct demonstrably injurious to ConocoPhillips, monetarily or otherwise, or, if required by law to be "clawed back," such as may be the case in certain circumstances under the Sarbanes-Oxley Act or the Dodd-Frank Act.

ConocoPhillips Key Employee Change in Control Severance Plan

The CICSP covers executives in salary grades generally corresponding to vice president and higher, and the CICSP is incorporated by reference to Exhibit 10.21 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2013; File No. 001-32395. Under the CICSP, if within two years after a "change in control" of ConocoPhillips, the employment of a participant is terminated by ConocoPhillips other than for cause, or by the participant for good reason (as such terms are defined in the plan), upon executing a general release of liability, the participant will be entitled to:

- A lump-sum cash payment equal to two or three times the sum of the employee's base salary and the higher of current target VCIP compensation or the previous two years' average VCIP compensation;
- A lump-sum cash payment equal to the present value of the increase in pension benefits that would result from crediting an additional two or three years to the employee's number of years of age and service under the applicable pension plan;
- A lump-sum cash payment equal to ConocoPhillips' cost of certain welfare benefits for an additional two or three years;
- Continuation in eligibility for a pro rata portion of the annual VCIP compensation for which the executive is eligible in the year of termination; and
- If necessary, a gross-up payment sufficient to compensate the executive for the amount of any excise tax imposed on payments made under the plan or otherwise pursuant to Section 4999 of the Internal Revenue Code and for any taxes imposed on this additional payment, although if the applicable payments are not more than 110 percent of the "safe harbor" amount under Section 280G of the Internal Revenue Code, the payments are "cut back" to the safe harbor amount rather than a gross-up payment being made. Executives who became participants in the plan after the spinoff in 2012 (including Ms. Rose and Mr. Macklon) are not eligible for this gross-up payment. All other NEOs were participants in the plan prior to the spinoff in 2012.

Upon a change in control, with respect to awards granted prior to or attributable to performance periods prior to January 1, 2014, each participant's equity awards will vest, and any applicable restrictions will lapse. With respect to awards granted after December 31, 2013, attributable to performance periods beginning on or after January 1, 2014, that are assumed, or substituted for, by an acquirer, accelerated vesting will occur only following both a change in control and a termination of employment. Termination of employment includes involuntary termination not-for-cause or voluntary termination for good reason. Participants will continue to be able to exercise stock options for their remaining terms, but exercisability of stock options will not be accelerated. No distributions are made with respect to restricted stock units until after the participant separates from service.

After a change in control, the CICSP may not be amended or terminated if such amendment would be adverse to the interests of any eligible employee, without the employee's written consent. Amounts payable under the plan will be offset by any payments or benefits that are payable to the severed employee under any other plan, policy, or program of ConocoPhillips relating to severance, and amounts may also be reduced in the event of willful and bad faith conduct demonstrably injurious to ConocoPhillips, monetarily or otherwise, or if required by law to be "clawed back," such as may be the case in certain circumstances under the Sarbanes-Oxley Act or the Dodd-Frank Act.

Quantification of Severance Payments

Each of our NEOs is expected to receive amounts earned during his or her period of employment unless he or she voluntarily resigns prior to becoming retirement-eligible or is terminated for-cause. The following tables reflect the amount of incremental compensation payable in excess of the items listed above to each of our Named Executive Officers in the event of involuntary not-for-cause termination, termination following a change-in-control ("CIC") (either involuntarily without cause or for good reason), and in the event of the death or disability of the executive. The amounts shown below assume that such termination was effective as of December 31, 2020, and thus include amounts earned through such time, and are estimates of the amounts that would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of an executive's separation from ConocoPhillips. In the event of a for-cause termination, the HRCC can suspend the right to exercise, refuse to honor the exercise of awards already requested, or cancel awards granted if a NEO engages in any activity determined to be detrimental to ConocoPhillips. In addition, the NEO's incentive compensation is subject to a clawback policy. See page 89 for more information about the clawback policy. Mr. Wallette is not included in the tables below as he had retired from the company on December 31, 2020. Mr. Wallette met the criteria for early retirement under both our benefit plans and our compensation programs but was not eligible for severance payments under our Executive Severance Plan. For a discussion of compensation paid to Mr. Wallette in connection with his retirement, see *Summary Compensation Table* for 2020 on page 92, *Grants of Plan-Based Awards* on page 96, and *Option Exercises and Stock Vested* on page 101.

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC)	Involuntary or Good Reason Termination (CIC)	Death	Disability
R.M. Lance*				
Base Salary	$ 3,230,000	$ 4,845,000	$ —	$—
Short-term Incentive	5,168,000	12,688,801	—	—
Variable Cash Incentive Program	—	—	—	—
January 2018 - December 2020 (performance period)	—	—	—	—
January 2019 - December 2021 (performance period)	—	1,705,794	—	—
January 2020 - December 2022 (performance period)	—	3,995,350	—	—
Other Restricted Stock/Units	—	—	—	—
Incremental Pension	2,876,895	1,699,941	—	—
Post-employment Health & Welfare	97,838	158,205	—	—
Life Insurance	—	—	3,230,100	—
280G Tax Gross-up	—	—	—	—
	$11,372,733	$25,093,091	$3,230,100	$—

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC)	Involuntary or Good Reason Termination (CIC)	Death	Disability
W.L. Bullock, Jr.*				
Base Salary	$1,661,952	$2,492,928	$ —	$—
Short-term Incentive	1,479,138	2,636,872	—	—
Variable Cash Incentive Program	—	—	—	—
January 2018 - December 2020 (performance period)	—	—	—	—
January 2019 - December 2021 (performance period)	—	360,583	—	—
January 2020 - December 2022 (performance period)	—	883,225	—	—
Other Restricted Stock/Units	—	—	—	—
Incremental Pension	1,025,337	1,398,954	—	—
Post-employment Health & Welfare	52,399	78,599	—	—
Life Insurance	—	—	1,662,000	—
280G Tax Gross-up	—	—	—	—
	$4,218,826	$7,851,161	$1,662,000	$—

*   See notes beginning on page 111

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC)	Involuntary or Good Reason Termination (CIC)	Death	Disability
M.J. Fox*				
Base Salary	$2,487,648	$ 3,731,472	$ —	$—
Short-term Incentive	2,860,796	6,787,201	—	—
Variable Cash Incentive Program	—	—	—	—
January 2018 - December 2020 (performance period)	—	—	—	—
January 2019 - December 2021 (performance period)	—	814,447	—	—
January 2020 - December 2022 (performance period)	—	1,935,633	—	—
Other Restricted Stock/Units	—	—	—	—
Incremental Pension	461,378	683,632	—	—
Post-employment Health & Welfare	88,600	132,900	—	—
Life Insurance	—	—	2,487,700	—
280G Tax Gross-up	—	—	—	—
	$5,898,422	$14,085,285	$2,487,700	$—

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC)	Involuntary or Good Reason Termination (CIC)	Death	Disability
K.B. Rose*				
Base Salary	$1,550,880	$ 2,326,320	$ —	$ —
Short-term Incentive	1,380,284	2,070,426	—	—
Variable Cash Incentive Program	697,621	697,621	697,621	697,621
January 2018 - December 2020 (performance period)	1,356,661	1,356,661	1,356,661	1,356,661
January 2019 - December 2021 (performance period)	657,752	986,627	657,752	657,752
January 2020 - December 2022 (performance period)	429,895	1,289,686	429,895	429,895
Other Restricted Stock/Units	1,589,131	1,589,131	1,589,131	1,589,131
Incremental Pension	418,825	515,544	218,330	218,330
Post-employment Health & Welfare	133,280	201,040	—	—
Life Insurance	—	—	1,550,900	—
280G Tax Gross-up (not eligible)	—	—	—	—
	$8,214,329	$11,033,056	$6,500,290	$4,949,390

* See notes beginning on page 111

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC)	Involuntary or Good Reason Termination (CIC)	Death	Disability
D.E. Macklon*				
Base Salary	$1,478,928	$2,218,392	$ —	$ —
Short-term Incentive	1,227,510	2,051,751	—	—
Variable Cash Incentive Program	559,889	559,889	559,889	559,889
January 2018 - December 2020 (performance period)	1,214,216	1,214,216	1,214,216	1,214,216
January 2019 - December 2021 (performance period)	595,402	893,102	595,402	595,402
January 2020 - December 2022 (performance period)	372,310	1,116,930	372,310	372,310
Other Restricted Stock/Units	1,038,131	1,038,131	1,038,131	1,038,131
Incremental Pension	232,717	347,046	—	—
Post-employment Health & Welfare	102,277	153,416	—	—
Life Insurance	—	—	1,479,000	—
280G Tax Gross-up (not eligible)	—	—	—	—
	$6,821,380	$9,592,873	$5,258,948	$3,779,948

* See notes below

As discussed in the narrative preceding the tables above, the amounts shown indicate the difference in compensation arising from the stated type of termination in comparison to a voluntary resignation. A Named Executive Officer who voluntarily resigns before reaching the retirement age and service threshold contained in those equity awards and compensation programs (age 55 with 5 years of service) would not earn awards for ongoing performance periods under the VCIP, the PSP, the Executive Restricted Stock Unit Program, or the Stock Option Program, and would lose prior awards under the PSP and the Executive Restricted Stock Unit Program (or other restricted stock or restricted stock units) and stock options. For a Named Executive Officer who has reached the retirement age and service threshold in those programs, a voluntary resignation would be deemed a retirement, and thus would not typically lose those awards. However, before the awards are actually delivered as cash or stock (including upon the exercise of an option), the awards remain at risk, even for a Named Executive Officer who has reached the age and service threshold. If ConocoPhillips were to invoke the detrimental activity clause, amounts that would normally be paid in connection with a voluntary resignation to a Named Executive Officer who had reached the age and service threshold would instead be forfeited.

* Notes Applicable to All Termination Tables—Benefits that would be available generally to all or substantially all salaried employees on the U.S. payroll are not included in the amounts shown above. In preparing the tables, we made the following assumptions:

- **Base Salary**—In the event of an involuntary not-for-cause termination not related to a change in control ("regular involuntary termination"), the amount reflects two times base salary. In the event of an involuntary or good reason termination related to a change in control ("CIC termination"), the amount reflects three times base salary.

- **Short-Term Incentives**—In the event of a regular involuntary termination, the amount reflects two times the current VCIP target. In the event of a CIC termination, the amount reflects three times the current VCIP target or three times the average of the prior two VCIP payouts, whichever is greater.

- **Variable Cash Incentive Program**—In the event of a regular involuntary termination or a CIC termination, the amount reflects the employee's pro rata current VCIP target. Targets for VCIP are for a full year and are pro rata for the Named Executive Officers based on time spent in their respective positions.

- **Restricted Stock and Restricted Stock Units**—For the performance periods related to PSP, amounts for the January 2018—December 2020 period reflect actual payout units that were awarded in February 2021, except in the event of a CIC termination, the amounts reflect the higher of target or actual payout, as the award cannot be reduced following a change in control. Amounts for other ongoing PSP performance periods are shown at target, including any adjustments for promotion or demotion made since the target awards were granted. For awards under the Executive Restricted Stock Unit Program or made as off-cycle awards, amounts reflect actual units granted. For restricted stock and restricted stock units awarded under PSP and Executive Restricted Stock Unit Program or as off-cycle awards, amounts reflect the closing price of ConocoPhillips common stock on December 31, 2020, as reported on the NYSE ($39.99).

- **Incremental Pension Values**—The amounts reflect the single sum, discounted to a present value, of the increment due to an additional two years of age and service with associated pension compensation in the event of a regular involuntary termination (three years in the event of a CIC termination), regardless of whether the value is provided directly through a defined benefit plan or through the relevant severance plan.

- **280G Tax Gross-up**—Each Named Executive Officer (other than Ms. Rose and Mr. Macklon) is entitled, under the CICSP, to an associated "excise tax gross-up" to the extent any CIC payment triggers the golden parachute excise tax provisions under Section 4999 of the Internal Revenue Code (within certain limitations). While this provision does not apply to any employee who began participation in the plan following the spinoff, all of the Named Executive Officers (other than Ms. Rose and Mr. Macklon) were participants in the plan at that time. It is assumed that a CIC event will not trigger acceleration of any Phillips 66 equity awards granted as part of the equity conversion upon the spinoff. The following material assumptions were used to estimate excise taxes and associated tax gross-ups:

  - Options are valued using a Black-Scholes-Merton-based option methodology;

  - PSP 18 awards are treated as earned awards that would be subject to time-vesting conditions only given the performance measurement period closed on December 31, 2020;

  - Parachute payments for time-vested stock options, restricted stock and restricted stock units are valued using Treas. Reg. Section 1.280G-1 Q&A 24(b) or (c) as applicable; and

  - Calculations assume certain performance-based pay such as PSP awards still in an ongoing performance period and pro rata VCIP payments are reasonable compensation for services rendered prior to the CIC based on the portion of the performance period that would have elapsed through December 31, 2020.

CEO Pay Ratio

ConocoPhillips' compensation and benefits philosophy and the overall structure of our compensation and benefit programs are designed to reward all employees who contribute to our success. We strive to ensure the compensation of every employee reflects their talents, skills, responsibilities, and experience and is competitive within our peer group. Compensation and benefits are benchmarked and set to be market-competitive in the employees' home payroll country. Under rules adopted pursuant to the Dodd-Frank Act, ConocoPhillips is required to calculate and disclose the total compensation paid to its median employee, as well as the ratio of total compensation paid to the median employee as compared to the total compensation paid to the CEO. The paragraphs that follow describe our methodology and the resulting CEO pay ratio.

The ratio of pay of the CEO compared to that of the median employee was approximately 175 to one in 2020. The annual total compensation of the CEO was $28,072,298. The estimated median of the annual total compensation of all ConocoPhillips employees other than the CEO, as represented by the annual total compensation of a median employee, was $160,332. The compensation of the CEO and the median employee were determined using the same rules we followed in preparing the *Summary Compensation Table* on page 92, except the compensation of the CEO and median employee were adjusted to include non-discriminatory health and welfare benefits totaling $17,747 and $15,581, respectively. The change in ratio over the prior year is primarily driven by the interest rate impact to the change in pension value for the CEO, which is described further in footnote (5) of the *Summary Compensation Table* beginning on page 92 of this Proxy Statement.

ConocoPhillips had approximately 9,789 employees worldwide (including intermittent and temporary employees) as of the determination date (December 31, 2020). To identify the "median employee," we excluded employees from seven countries, representing in total approximately 2.3 percent of employees worldwide. After excluding such employees and the CEO, we determined the pay ratio using the remaining approximately 9,558 employees. The chart below shows the countries from which employees were excluded and the approximate number of employees from each such country.

Payroll Country Excluded	Number of Employees Excluded
China	82
Malaysia	72
Singapore	33
Qatar	21
Colombia	10
Libya	9
Japan	3

For the remaining employees, we used a consistently applied compensation measure that management believes reasonably reflects the annual compensation of employees and includes elements of compensation distributed widely among employees. Those elements were base salary, overtime, annual incentive compensation (VCIP) at target, equity awards, and certain country-specific allowances. We used data as of December 31, 2020, to identify ConocoPhillips employees and to determine the consistently applied compensation measure for those employees. Data not denominated in U.S. dollars was converted to U.S. dollars using an average monthly conversion rate for each denomination during 2020. Data came from ConocoPhillips' payroll records. We did not make any adjustments to the data to account for differences in cost of living in any of the countries in which we have employees.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Stock Ownership

Holdings of Major Stockholders

The following table sets forth information regarding persons whom we know to be the beneficial owners of more than five percent of our issued and outstanding common stock (as of the date of such stockholders' Schedule 13G filings with the SEC):

Name and Address	Common Stock	
	Number of Shares	Percent of Class
State Street Corporation[1] State Street Financial Center One Lincoln Street Boston, MA 02111	58,340,086	5.5%
Capital International Investors[2] 333 South Hope Street, 55th Fl Los Angeles, CA 90071	64,953,294	6.1%
The Vanguard Group[3] 100 Vanguard Blvd. Malvern, PA 19355	85,764,223	8.0%
BlackRock, Inc.[4] 55 East 52nd Street New York, NY 10055	86,304,558	8.1%

[1] Based on a Schedule 13G/A filed with the SEC on February 8, 2021, by State Street Corporation, on behalf of itself, State Street Bank and Trust Company, SSGA Funds Management, Inc., State Street Global Advisers Limited (UK), State Street Global Advisors LTD (Canada), State Street Global Advisors, Australia Limited, State Street Global Advisors (Japan) Co., LTD, State Street Global Advisors Asia LTD, State Street Global Advisors Singapore LTD, State Street Global Advisors GMBH, State Street Global Advisors Ireland Limited, State Street Global Advisors Trust Company

[2] Based on Schedule 13G filed with the SEC on February 16, 2021 by Capital International Investors. According to the Schedule 13G, Capital International Investors ("CII") is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl and Capital International K.K. (together with CRMC, the "investment management entities"). CII's divisions of each of the investment management entities collectively provide investment management services under the name "Capital International Investors."

[3] Based on a Schedule 13G/A filed with the SEC on February 10, 2021, by The Vanguard Group, on behalf of itself, Vanguard Asset Management, Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisors, LLC, Vanguard Group (Ireland) Limited, Vanguard Investments Australia Ltd, Vanguard Investments Canada Inc., Vanguard Investments Hong Kong Limited, Vanguard Investments UK, Limited

[4] Based on a Schedule 13G/A filed with the SEC on February 5, 2021, by BlackRock Inc., on behalf of itself, BlackRock Life Limited, BlackRock International Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, FutureAdvisor, Inc., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited, and BlackRock Fund Managers Ltd.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires ConocoPhillips' directors and executive officers, as well as persons who beneficially own more than 10 percent of a registered class of ConocoPhillips' equity securities, to file reports regarding their initial stock ownership and subsequent changes to their ownership with the SEC.

Based solely on a review of the reports filed for fiscal year 2020 and related representations, we believe that all Section 16(a) reports applicable to its directors and executive officers were filed on a timely basis, except for one Form 4 to report the grant of restricted stock units and payout under our PSP to Ellen DeSanctis that was filed two days late, due to administrative error.

Securities Ownership of Officers and Directors

The following table sets forth the number of shares of our common stock beneficially owned as of March 1, 2021, unless otherwise noted, by each ConocoPhillips director, each Named Executive Officer, and all of our current directors and executive officers as a group. Together these individuals beneficially own less than one percent of our common stock. The table also includes information about stock options, restricted stock, and restricted and deferred stock units credited to the accounts of our directors and executive officers under various compensation and benefit plans. For purposes of this table, shares are considered to be "beneficially" owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of March 1, 2021.

Name	Total Common Stock Beneficially Owned	Restricted/ Deferred Stock Units[1]	Options Exercisable Within 60 Days[2]
C.E. Bunch	3,429	31,504	—
C.M. Devine	—	15,994	—
J.V. Faraci	—	44,129	—
J. Freeman	6,754	28,168	—
G. Huey Evans	—	35,544	—
J.A. Joerres	—	12,955	—
T.A. Leach	832,519	—[3]	—
W.H. McRaven	—	11,955	—
S. Mulligan	—	15,994	—
E.D. Mullins	—	6,360	—
A.N. Murti	19,000	40,188	—
R.A. Niblock	—	68,975	—
D.T.Seaton	2,500	4,832	—
R.A.Walker	—	4,832	—
R.M. Lance	118,315	445,364[4]	3,193,098
W.L. Bullock, Jr.	22,378	79,955[5]	298,941
D.E. Wallette, Jr.	54,926	142,024[6]	957,029
M.J. Fox	73,472	109,130[7]	1,364,217
K.B. Rose	—	—	—
D.E. Macklon	305	—	19,200
Director Nominees and Executive Officers as a Group (24 Persons) [8]	1,112,580	1,001,341	5,413,027

Number of Shares or Units

[1] Includes restricted deferred stock that may be voted or sold only upon passage of time.

[2] Includes beneficial ownership of shares of common stock that may be acquired within 60 days of March 1, 2021, through stock options awarded under compensation plans.

[3] Does not include 131,771 units underlying an inducement award of Restricted Stock Units that are subject to time vesting beyond 60 days from March 1, 2021.

[4] Includes 98,829 units that are expected to settle in cash and 78,347 units that are expected to settle in shares. Does not include 482,429 target performance share units that are subject to performance adjustment and vesting to the extent that certain performance objectives are achieved. Does not include 108,958 units underlying the 2021 Executive Restricted Stock Unit grant that are subject to time vesting beyond 60 days from March 1, 2021.

[5] Includes 11,554 units that are expected to settle in cash and 13,602 units that are expected to settle in shares. Does not include 129,019 target performance share units that are subject to performance adjustment and vesting to the extent that certain performance objectives are achieved. Does not include 29,156 units underlying the 2021 Executive Restricted Stock Unit grant that are subject to time vesting beyond 60 days from March 1, 2021.

[6] Reflects ownership information as of December 31, 2020, which is the date Mr. Wallette was no longer an executive officer of ConocoPhillips. Mr. Wallette's ownership information includes 76,818 units that are expected to settle in cash and 27,974 units that are expected to settle in shares. Does not include 167,038 target performance share units that were subject to performance adjustment and vesting to the extent that certain performance objectives were to be achieved.

[7] Includes 29,034 units that are expected to settle in cash and 34,507 units that are expected to settle in shares. Does not include 227,918 target performance share units that are subject to performance adjustment and vesting to the extent that certain performance objectives are achieved. Does not include 45,589 units underlying the 2021 Executive Restricted Stock Unit grant that are subject to time vesting beyond 60 days from March 1, 2021.

[8] Excludes shares owned by Mr. Wallette, who was no longer an executive officer of the Company on March 1, 2021.

Equity Compensation Plan Information

The following table sets forth information about ConocoPhillips' common stock that may be issued under all existing equity compensation plans as of December 31, 2020:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[2]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders[1]	28,585,594[3]	$55.12	17,153,041[4]
Equity compensation plans not approved by security holders	—	—	—
Total	28,585,594	$55.12	17,153,041

[1] Includes awards issued from the 2014 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, which was approved by stockholders on May 13, 2014, the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, which was approved by stockholders on May 11, 2011, the 2009 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, which was approved by stockholders on May 13, 2009, and the 2004 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, which was approved by stockholders on May 5, 2004. After approval of the 2014 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, no additional awards may be granted under the 2011, the 2009 or the 2004 Omnibus Stock and Performance Incentive Plans of ConocoPhillips.

[2] Excludes 389,437 restricted stock units payable in common stock on a one-for-one basis, credited to stock unit accounts under our deferred compensation arrangements. These awards, which were excluded from the above table, were issued from the 2002 Omnibus Securities Plan of Phillips Petroleum Company and the Omnibus Securities Plan of Phillips Petroleum Company. Upon consummation of the merger of Conoco and Phillips, all outstanding options to purchase and restricted stock units payable in common stock of Conoco and Phillips were converted into options to purchase or rights to receive shares of ConocoPhillips common stock. No additional awards may be granted under the aforementioned plans.

[3] Includes an aggregate of 325,019 restricted stock units issued in payment of annual awards and dividend equivalents which were reinvested with regard to existing awards received annually and restricted stock units issued in payment of dividend equivalents with regard to fees that were deferred in the form of stock units under our deferred compensation arrangements for non-employee members of the Board of Directors of ConocoPhillips, or assumed in connection with the merger for services performed as a non-employee member of the Board of Directors for either Conoco Inc. or Phillips Petroleum Company. Also includes 260,169 restricted stock units issued in payment of dividend equivalents reinvested with respect to certain special awards made to a retired Named Executive Officer. Dividend equivalents were credited under the 2004 Omnibus Stock and Performance Incentive Plan during the time period from May 5, 2004, to May 12, 2009, under the 2009 Plan during the time period from May 13, 2009, to May 10, 2011, under the 2011 Omnibus Stock and Performance Incentive Plan during the time period from May 11, 2011, to May 12, 2014, and thereafter under the 2014 Omnibus Stock and Performance Incentive Plan. Also includes 3,915 restricted stock units, eligible for cash dividend equivalents, that were issued as a special award in lieu of a bonus as a make-up award in conjunction with the hiring of an executive; the restrictions lapse on the third anniversary of the grant date. In addition, 4,500,710 restricted stock units that are eligible for cash dividend equivalents were issued to U.S. and U.K. payroll employees residing in the United States or the United Kingdom at the time of the grant; 1,528,207 restricted stock units that are not eligible for cash dividend equivalents due to legal restrictions to non-U.S. or non-U.K. payroll employees and U.S. or U.K. payroll employees residing in countries other than the United States or United Kingdom at the time of the grant. Both types of award vest on the third anniversary of the grant date. In addition, 1,828 restricted stock units that are eligible for cash dividend equivalents were issued to employees, in lieu of a bonus, as a retention award; the restrictions lapse on the second anniversary of the grant date. Also includes, 23,529 restricted stock units that are not eligible for cash dividend equivalents and which vest in three equal annual installments beginning on the first anniversary of the grant date were issued to employees on the U.S., U.K., and other payrolls. Also includes 335,453 restricted stock units issued to executives on February 10, 2006, 263,674 restricted stock units issued to executives on February 8, 2007, 263,732 restricted stock units issued to executives on February 14, 2008, 130,396 restricted stock units issued to executives on February 12, 2009, 66,205 restricted stock units issued to executives on February 12, 2010, and 164,871 restricted stock units issued to executives on February 10, 2011. These restricted stock units have no voting rights, are eligible for cash dividend equivalents, and have restrictions on transferability that last until separation of service from ConocoPhillips. Also includes 202,414 and 309,983 restricted stock units issued to executives on February 9, 2012, and April 4, 2012, respectively. These units have no voting rights, are eligible for dividend equivalents, and have restrictions on transferability with a default of five years from the grant date, or if elected, until separation from service. Also includes 39,589 restricted stock units issued to executives on February 5, 2013, and 61,771 restricted stock units issued to executives on February 18, 2014. These units have no voting rights, are eligible for dividend equivalents, have restrictions on transferability with a default of five years from the grant date, or if elected, until separation of service, and may be settled in cash. Also includes 28,004 restricted stock units issued to executives on February 17, 2015. These units have no voting rights, are eligible for dividend equivalents, have restrictions on transferability with a default of five years from the grant date, or if elected, until separation of service, and may be settled in cash.

Also includes 1,048,005 restricted stock units issued to executives on February 13, 2018 and subsequent dividend equivalent units under the Performance Share Program and Executive Restricted Stock Unit Program. These units have no voting rights, are eligible for dividend equivalents units, have restrictions on transferability during the three-year performance or restriction period, or if elected, until separation of service and may be settled in cash. Also includes 954,337 restricted stock units issued to executives on February 14, 2019 and subsequent dividend equivalent units under the Performance Share Program and Executive Restricted Stock Unit Program. These units have no voting rights, are eligible for dividend equivalents units, have restrictions on transferability during the three-year performance or restriction period, or if elected, until separation of service, and may be settled in cash. Also includes 739,121 restricted stock units issued to executives on February 11, 2020 and subsequent dividend equivalent units under the Performance Share Program. These units have no voting rights, are eligible for dividend equivalents units, have restrictions on transferability during the three-year performance or restriction period, or if elected, until separation of service, and may be settled in cash. Also includes 373,765 restricted stock units issued to executives on February 11, 2020 and subsequent dividend equivalent units under the Executive Restricted Stock Unit Program. These units have no voting rights, are eligible for dividend equivalents units, have restrictions on transferability during the three-year performance or restriction period, or if elected, until separation of service, and may be settled in shares. Further included are 16,922,525 non-qualified stock options with a term of 10 years, which become exercisable in three equal annual installments beginning on the first anniversary of the grant date. Included among these amounts are awards granted to employees who are no longer employed by ConocoPhillips, including those who became employees of Phillips 66 at the spinoff, but who continue to hold awards denominated in ConocoPhillips equity.

(4)   The securities remaining available for issuance may be issued in the form of stock options, stock appreciation rights, stock awards, stock units, and performance shares. Under the 2014 Omnibus Stock and Performance Incentive Plan, no more than 40,000,000 shares of common stock may be issued for incentive stock options (99,329 have been issued with 17,153,041 available for future issuance). Securities remaining available for future issuance take into account outstanding equity awards made under the 2014 Omnibus Stock and Performance Incentive Plan, the 2011 Omnibus Stock and Performance Incentive Plan, the 2009 Omnibus Stock and Performance Incentive Plan, the 2004 Omnibus Stock and Performance Incentive Plan, and prior plans of predecessor companies as set forth in note 2.

Stockholder Proposals

We expect Items 4 and 5 to be presented by stockholders at the annual meeting. Following SEC rules, other than minor formatting changes, we are reprinting the stockholder proposals and supporting statements as they were submitted to us. We take no responsibility for them. Upon oral or written request to the Secretary at the address listed under *How to Reach Our Corporate Secretary* on page 123, we will provide the shareholdings (to our company's knowledge) of the proponents of any stockholder proposal presented at the annual meeting.

Item 4. Stockholder Proposal – Simple Majority Vote Standard

Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, has notified ConocoPhillips that he intends to present the following proposal at the Annual Meeting. Mr. Steiner has indicated that he holds the requisite number of shares of ConocoPhillips common stock in accordance with Rule 14a-8 requirements.



What am I Voting On?

Stockholders are being asked to vote on the following resolution:

Resolved, Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes case for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes case for and against such proposals consistent with applicable laws.

Supporting Statement:

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements, like our 80% super supermajority requirement, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

Our 80% *super* supermajority rule means that 110% of the shares that typically vote at our annual meeting, would have to approve certain modernization steps for our company.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs and FirstEnergy. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advise. The proponents of these proposals included Ray T. Chevedden and William Steiner. Church & Dwight shareholders gave 99%- support to a 2020 proposal on this same topic.

The current supermajority vote requirement does not make sense. For instance in an election calling for an 80% shareholder approval in which 81% of shares cast ballots – then 2% of shares opposed to an improvement proposal would prevail over the 79% of shares that vote in favor.

In anticipation of impressive shareholder support for this proposal topic and enlightened Governance Committee and an enlightened Board of Directors and could expedite adoption of this proposal topic by giving shareholders an opportunity to vote on a binding management version of this proposal at our 2021 annual meeting. Hence adoption could take place in 2021 instead of 2022.

Now is a good time to expand shareholder rights and this proposal is a good first topic especially since our stock has fallen from $80 in 2014. Our corporate governance also needs to be modernized so that shareholders can call a special shareholder meeting, act by written consent and have the protection of an independent board chairman.

Please vote yes: Simple Majority Vote – Proposal 4

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal.

What does the Board recommend?

FOR The Board recommends you vote **FOR** this proposal for the following reasons:

Our Certificate of Incorporation and By-Laws impose heightened voting requirements for a number of core governance items, including "supermajority voting requirements" to amend sections of such documents. The Board has carefully considered the advantages and disadvantages of maintaining the current voting requirements, and while the Board continues to believe that these voting requirements have merit, it has determined that it is in the best interests of ConocoPhillips and its stockholders to eliminate any of our voting requirements that are more than a simple majority vote and replace them with a requirement for a majority of the votes cast for and against applicable proposals, or the closest standard in compliance with applicable laws.

Item 5. Stockholder Proposal – Emission Reduction Targets

Follow This, located at Anthony Fokkerweg 1, 1059 CM Amsterdam, The Netherlands, has notified ConocoPhillips that they intend to present the following proposal at the Annual Meeting. Follow This has indicated that it holds the requisite number of shares of ConocoPhillips common stock in accordance with Rule 14a-8 requirements.



What am I Voting On?

Stockholders are being asked to vote on the following resolution:

WHEREAS: In the coming decades, the world will reduce greenhouse gas (GHG) emissions to curb climate change. Companies that fail to reduce overall emissions will incur substantial financial risks, especially fossil fuel companies.

RESOLVED: Shareholders request the company to address the risks and opportunities presented by the global transition towards a lower emissions energy system by setting emission reduction targets covering the greenhouse gas (GHG) emissions of the company's operations as well as their energy products (Scope 1, 2, and 3).

Supporting Statement:

As responsible shareholders we perceive the increasing business risks to companies in the fossil fuel exploration and production sector. Fossil fuel companies are increasingly subject to GHG emission regulations, face climate change litigation, and encounter new competitors in the energy transition from fossil fuels to renewable energy. Meanwhile, the energy transition also provides great opportunities. Companies that are willing and able to engage in innovations and reforms are likely to survive and thrive.

We, the shareholders, therefore support ConocoPhillips in setting emissions reduction targets for all emissions (Scope 1, 2, and 3), the most simple and least prescriptive way to address these risks and opportunities. The global political pledge to curb climate change, the resulting future regulations for the fossil fuel industry to reduce their overall emissions, and the decreasing costs of renewable energy add to the risk that capital expenditures in fossil fuel projects will become stranded assets. Furthermore, fossil fuel companies are increasingly sued for their role in the climate crisis: not only for their Scope 1 and 2 emissions but also for their Scope 3 emissions.

Reducing absolute emissions from the use of energy products (Scope 3) is essential to achieving the goal of the Paris Climate Agreement to limit global warming to well below 2°C above pre-industrial levels, to aim for a global net-zero-emission energy system, and to pursue efforts to limit the temperature increase to 1.5°C.

Backing from investors that insist on Paris-consistent targets for all emissions (Scope 1, 2, and 3) continues to gain momentum; in Europe, in 2020, an unprecedented number of shareholders voted for climate targets resolutions.

The company's financial results currently greatly depend on the price of oil. Diversification in renewable energy is an increasingly viable opportunity to decrease risks.

Taking the above points into consideration, we encourage you to set targets that are inspirational for society, employees, shareholders, and the energy sector, allowing the company to meet an increasing demand for energy while reducing GHG emissions to levels consistent with the global intergovernmental consensus specified by the Paris Climate Agreement.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal.

What does the Board recommend?

The Board recommends you vote AGAINST this proposal for the following reasons:

Our core mission is to invest in the development of the energy supply essential to human and economic progress, while effectively managing social and environmental concerns, including climate change. We have a comprehensive climate-related risk governance framework that extends from the Board, through executive and senior management to the working levels in each of our business units. We utilize an integrated management system approach to identify, assess, characterize and manage climate-related risks. This system links directly to our enterprise risk management process, which includes an annual risk review by executive leadership and the Board.

The Board agrees that there is an increasing demand for global action to address climate change. ConocoPhillips has responded to this challenge with aggressive greenhouse gas (GHG) emissions targets and actions consistent with the Paris Agreement's aim to limit the rise of global temperature to well below 2 degrees Celsius, including:

* Setting an ambition to become a net-zero company for operational (scope 1 and 2) emissions by 2050 and becoming the first U.S. exploration and production company to do so.
* Revising its previous operational GHG emissions intensity reduction target to 35-45% by 2030. In 2017, ConocoPhillips was the first U.S. exploration and production company to set a GHG emissions intensity reduction target of 5-15% by 2030.
* Endorsing the World Bank Zero Routine Flaring by 2030 initiative, with an ambition to meet that goal by 2025.
* Adding continuous methane monitoring devices to our operations, with a focus on the larger Lower 48 facilities, with the expectation that two-thirds of Lower 48 production will be monitored for emissions by 2021.
* Advocating for a U.S. carbon price to address end-use (scope 3) emissions through its membership in the Climate Leadership Council.
* Including ESG performance in executive and employee compensation programs.

We believe the essential objective of the shareholder resolution is for ConocoPhillips to address the risks and opportunities presented by the global transition toward a lower emissions energy system, by setting GHG emission reduction targets covering our operations and energy products (Scope 1, 2 and 3 emissions). The supporting statement included with the resolution requests that these targets be at levels consistent with the Paris Agreement and recites various reasons why the proponent believes this objective is beneficial, focusing primarily on the business, financial, legal and market risks that ConocoPhillips may face in the future as the world seeks to limit the impact of global climate change. ConocoPhillips supports the Paris Agreement and has taken and continues to take significant action to help address global climate change. In particular, we have substantially implemented the resolution through our existing GHG emission intensity reduction targets noted above. These targets are publicly disclosed in the Sustainability section of our website under the heading Emission Reduction Targets and each year in our annual Sustainability Report. ConocoPhillips' existing targets and public disclosures are responsive not only to the resolution, but also to the supporting statements of its underlying rationale.

With respect to Scope 3 emissions, they are indirect emissions from sources neither owned nor operated by ConocoPhillips. As a pure-play exploration and production company, we do not have the same risks or opportunities as integrated energy companies that refine and market hydrocarbon products to end-consumers. Integrated energy companies that have currently set Scope 3 emission reduction aspirations produce 'energy products,' whereas we produce crude oil and natural gas, both of which require further processing before becoming energy products. As an exploration and production company with no downstream assets, ConocoPhillips does not control who processes our crude oil, what energy products they are transformed into, nor how those products are made, marketed and used. Furthermore, while we understand that the reporting of Scope 3 emissions is useful to help stakeholders understand climate-related regulatory risk, Scope 3 end-use emissions cannot simply be added to Scope 1 and 2 emissions (or the transportation and refining emissions which are already part of our Scope 3 reporting), as these are already end-use emissions. This renders Scope 3 emissions as an unreliable benchmark for use in target-setting due to the double-counting involved. As a result, we do not think that it is practical or sensible from an investor standpoint for an exploration and production company to set targets for Scope 3 emissions, even if some deem it a laudable intention. We believe that the best way for a pure-play exploration and production company such as ConocoPhillips to address Scope 3 emission reductions is through constructive climate policy advocacy – such as the carbon pricing mechanism proposed by the multi-stakeholder Climate Leadership Council, which we were a founding member of in 2018, that is aligned with the aims of the Paris Agreement. We believe this is more tangible and credible than setting a target for Scope 3 emissions from a range of indeterminate products, where we neither own nor control the manufacture of the final products nor the source of the emissions.

We believe that our approach promotes accountability; avoids substantial Scope 3 double-counting issues; recognizes that exploration and production companies have a considerably different business model from integrated energy companies; and encourages a significant sector of the industry in the setting of Paris-aligned targets for their own emissions, while addressing end-use emissions through constructive policy advocacy. We will continue to review our emissions targets periodically to ensure that they are effective and appropriate.

ConocoPhillips is committed to sustainably and affordably meeting global energy demand. We were the first U.S. oil and gas company to join the U.S. Climate Action Partnership in 2007 to assist in the development of the blueprint for the Waxman-Markey bill that passed in the House of Representatives. We continue to constructively advocate for carbon pricing that is consistent with the aims of the Paris Agreement. To further this aim, we provide ongoing funding for the Americans for Carbon Dividends' bipartisan carbon price lobbying efforts and continue to be an active member of the Climate Leadership Council.

The drivers for climate-related risk, including regulations, competition from alternative energy and consumer sentiment, are integrated into our global energy transition models that we use to test our corporate strategy and long-range plan. This includes potential impacts of carbon pricing and impacts on demand and commodity price. That is why our strategy is focused on a low cost of supply resource base that is resilient to, and remains competitive notwithstanding, the transition-related risk.

Our corporate strategy will continue to assess additional business models that meet the triple challenge of:

* meeting energy demand that includes a significant use of oil and gas even in Paris-aligned scenarios;
* addressing climate change consistent with the aims of the Paris agreement; and
* competing for capital and investment.

ConocoPhillips' announced GHG emissions intensity reduction targets and advocacy for a U.S. carbon price, and even the goal of consistency with the Paris Agreement's aim to limit the rise of global temperature to well below 2 degrees Celsius, directly address the resolution's essential objective. These actions show our commitment to addressing the risks and opportunities presented by the global transition toward a lower emissions energy system.

AGAINST For the foregoing reasons, the Board recommends you vote **AGAINST** this proposal.

Submission of Future Stockholder Proposals and Nominations

Rule 14A-8 Stockholder Proposals

Under SEC rules, if you want us to include a proposal in our proxy statement for the 2022 Annual Meeting of Stockholders, our Corporate Secretary must receive the proposal by November 29, 2021. Any such proposal should comply with the requirements of Rule 14a-8 promulgated under the Securities Exchange Act.

Proxy Access Nominations

Under our proxy access By-Law, a stockholder or a group of up to twenty stockholders, owning at least three percent of our stock continuously for at least three years and complying with the other requirements set forth in the By-Laws, may nominate up to two individuals (or 20 percent of the Board, if greater) for election as a director at an annual meeting and have those nominees included in our proxy statement. Any proxy access nomination notice for our 2022 proxy statement must be delivered to the Corporate Secretary between October 30, 2021, and November 29, 2021.

Other Proposals/Nominations Under the Advance Notice By-Law

Under our By-Laws and as SEC rules permit, stockholders must follow certain procedures to nominate a person for election as a director (other than proxy access nominations) at an annual or special meeting or to introduce an item of business at an annual meeting.

These procedures require proposing stockholders to submit the proposed nominee or item of business by delivering a notice to the Corporate Secretary. Assuming our 2021 Annual Meeting convenes as currently scheduled, we must receive notices for the 2022 Annual Meeting between January 11, 2022 and February 10, 2022.

How to Reach Our Corporate Secretary

Any notice or request that you wish to deliver to our Corporate Secretary should be sent to the following address: Corporate Secretary, ConocoPhillips, P.O. Box 4783, Houston, TX 77210-4783.

As required by Article II of our By-Laws, a notice of a proposed nomination must include information about the nominating stockholder(s) and the nominee, as well as a written consent of the proposed nominee to serve if elected. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the meeting, any material interest of the stockholder in the business, and certain other information about the stockholder. You can obtain a copy of ConocoPhillips' By-Laws by writing the Corporate Secretary or on our website under "*Investors > Corporate Governance.*"

Available Information and Questions and Answers About the Annual Meeting and Voting

Available Information

SEC rules require us to provide an annual report to stockholders who receive this Proxy Statement. Additional printed copies of the annual report, as well as our Corporate Governance Guidelines, Code of Business Ethics and Conduct, charters for each of our Board committees, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, including the financial statements and the financial statement schedules, are available without charge to stockholders upon written request to the ConocoPhillips Shareholder Relations Department, P.O. Box 2197, Houston, Texas 77252-2197 or via our website at *www.conocophillips.com*. We will furnish the exhibits to our Annual Report upon payment of our copying and mailing expenses.

Attending the Annual Meeting

How can I attend the Annual Meeting?

You are entitled to participate in the Annual Meeting only if you were a ConocoPhillips stockholder at the close of business on March 15, 2021 or if you hold a valid proxy. You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting *www.virtualshareholdermeeting.com/COP2021*. You also will be able to vote your shares electronically at the Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability, on your proxy card or on the instructions that accompanied your proxy materials.

The Annual Meeting webcast will begin promptly at 9:00 a.m., Central Daylight Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:30 a.m., Central Daylight Time, and you should allow ample time for the check-in procedures.

Why is this Annual Meeting only virtual?

We planned to return to an in-person meeting for our Annual Meeting; however, due to the information and guidance currently available surrounding the ongoing public health crisis related to the COVID-19 pandemic, this year's Annual Meeting will be virtual only. The health and well-being of our employees, stockholders and partners remain of the utmost importance to us. This does not represent a change in our stockholder engagement philosophy and we remain committed to return to an in-person meeting as soon as it is safe to do so.

You will be able to attend the Annual Meeting online and submit your questions by phone during the meeting or electronically by visiting *www.virtualshareholdermeeting.com/COP2021*. You will also be able to vote your shares electronically at the Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

What if during check-in time or during the meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log-in page.

What is the Annual Meeting website and how can I access it?

All stockholders can visit the Annual Meeting website at *www.conocophillips.com/annualmeeting.*

On our Annual Meeting website, you can vote your proxy, submit questions in advance of the Annual Meeting, view a live video webcast of the Annual Meeting, access copies of our Proxy Statement and Annual Report and other information about ConocoPhillips, and elect to view future proxy statements and annual reports online instead of receiving paper copies in the mail.

Stockholders of Record and Beneficial Stockholders: Know Which One You Are

What is the difference between holding shares as a stockholder of record and as a beneficial stockholder?

If your shares are registered directly in your name with Computershare Trust Company, N.A., our registrar and transfer agent, you are considered a stockholder of record with respect to those shares. If your shares are held in a brokerage account or bank, you are considered the "beneficial owner" or "street name" holder of those shares.

What is a broker non-vote?

Brokers may use their discretion to vote shares held in street name on matters considered "routine" under NYSE rules. Brokers may not vote shares held in street name on non-routine matters unless they have received voting instructions from the beneficial owners. Shares that are not voted on non-routine matters are called broker non-votes.

Who Can Vote and How

Who is entitled to vote?

You may vote if you were the record owner of ConocoPhillips common stock as of the close of business on March 15, 2021. Each share of common stock is entitled to one vote. As of March 15, 2021, we had 1,352,150,900 shares of common stock outstanding and entitled to vote.

How do I vote?

Stockholders of Record: You can either vote electronically during the meeting or by proxy. If you vote by proxy, you still are entitled (but not required) to participate in the meeting. Even if you plan to participate in the meeting, we encourage you to vote your shares in advance.

This Proxy Statement, the accompanying proxy card, and our 2020 Annual Report are being made available to stockholders online at *www.proxyvote.com.*

Vote your shares as follows. In all cases, have your proxy card in hand.

Beneficial Stockholders: If you hold your ConocoPhillips stock in street name, your ability to vote by telephone or over the Internet depends on your broker's voting process. Please follow the directions on your proxy card or voting instruction card carefully. Please provide your voting instructions so your vote can be counted on all matters to be considered at the meeting.



By Mailing Your Proxy Card
If you elected to receive a hard copy of your proxy materials, fill out the enclosed proxy card, date and sign it, and return it in the enclosed postage paid envelope.



By Telephone (800) 690-6903
Dial toll-free 24/7



By Internet Using Your Computer
Visit 24/7
www.proxyvote.com

We planned to return to an in-person meeting this year, but due to the ongoing COVID-19 pandemic, this year's Annual Meeting will be virtual to support the health and well-being of our employees, stockholders and partners. Stockholders may participate in the Annual Meeting by visiting the following website:

www.virtualshareholdermeeting.com/COP2021

To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability, on your proxy card or on the instructions that accompanied your proxy materials.

How do I vote if I hold my stock through ConocoPhillips' employee benefit plans?

If you hold your stock through ConocoPhillips' employee benefit plans, you must do one of the following:

- Vote online (instructions are in the email sent to you or on the notice and access form);
- Vote by telephone (instructions are on the notice and access form); or
- If you received a hard copy of your proxy materials, fill out the enclosed voting instruction card, date and sign it, and return it in the enclosed postage-paid envelope.

You will receive a separate voting instruction card for each employee benefit plan under which you hold stock. Please pay close attention to the deadline for returning your voting instruction card to the plan trustee. Different plans may have different deadlines.

What if I am a stockholder of record and return my proxy but do not vote for some of the matters listed on my proxy card?

If you return a signed proxy card without indicating your vote, your shares will be voted "FOR" each of the director nominees listed on the card, "FOR" the ratification of Ernst & Young LLP as ConocoPhillips' independent registered public accounting firm, "FOR" the approval of the compensation of our Named Executive Officers, "FOR" the stockholder proposal on simple majority vote standard, and "AGAINST" the stockholder proposal on emission reduction targets.

Will my shares be voted if I do not provide my proxy and do not participate in the Annual Meeting?

If you are a record owner and do not provide a proxy or vote your shares during the meeting, your shares will not be voted.

If you hold your shares in street name, your broker has the authority to vote your shares for certain routine matters even if you do not provide voting instructions. This year, only the ratification of Ernst & Young LLP as our independent registered public accounting firm for 2020 is considered a routine matter. If you do not give your broker instructions on how to vote your shares on other matters, the broker cannot vote on those proposals, resulting in a broker non-vote.

As more fully described on your proxy card, if you hold your shares through certain ConocoPhillips employee benefit plans and do not vote your shares, your shares (along with all other shares in the plan for which votes are not cast) may be voted pro rata by the trustee in accordance with the votes directed by other participants in the plan.

How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are counted in determining whether a quorum is present. Otherwise, broker non-votes will have no effect on the vote for any proposal. In contrast, abstentions will have the same effect as a vote "AGAINST" a proposal.

Can I change my vote?

You can change your vote at any time before the polls close at the Annual Meeting. You can do this by:

• Voting again by telephone or over the Internet prior to 11:59 p.m. EDT on May 10, 2021;

• Signing another proxy card with a later date and returning it to us prior to the meeting; or

• Voting again during the meeting.

Who counts the votes?

We have hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot. Jennifer Flynn Greaner of Broadridge Financial Solutions, Inc. has been appointed to act as Inspector of Election.

When will the voting results be announced?

We will announce the preliminary voting results during the Annual Meeting. We will report the final results on our website and in a Current Report on Form 8-K filed with the SEC within four business days following the meeting.

Will my vote be confidential?

All stockholder proxies, ballots, and tabulations that identify stockholders will be maintained in confidence. No such document will be available for examination, and the identity and vote of any stockholder will not be disclosed, except as necessary to meet legal requirements and to allow the inspectors of election to certify the results of the vote. Occasionally, stockholders provide written comments on their proxy card that may be forwarded to management.

Business to Take Place at the Meeting

How many votes must be present to hold the Annual Meeting?

In order for us to hold our meeting, holders of a majority of our outstanding shares of common stock as of March 15, 2021 must be present at the meeting. This is referred to as a quorum. Your shares are counted as present at the Annual Meeting if you participate in the meeting and vote electronically, or if you properly return a proxy by Internet, telephone, or mail.

What are my voting choices for each of the proposals to be voted on at the 2021 Annual Meeting of stockholders and how does the board recommend I vote my shares?

1 Election of Directors

- vote in favor of all nominees;
- vote in favor of specific nominees;
- vote against all nominees;
- vote against specific nominees;
- abstain from voting with respect to all nominees; or
- abstain from voting with respect to specific nominees.

For information, see **page 36**

The Board recommends you vote **FOR** each nominee standing for election as director.

FOR

2 Ratification of Independent Registered Public Accounting Firm

- vote in favor of the ratification;
- vote against the ratification; or
- abstain from voting on the ratification.

For information, see **page 50**

The Audit and Finance Committee recommends you vote **FOR** the ratification.

FOR

3 Advisory Approval of the Compensation of the Named Executive Officers

- vote in favor of the advisory proposal;
- vote against the advisory proposal; or
- abstain from voting on the advisory proposal.

For information, see **page 52**

The Board recommends you vote **FOR** the advisory approval of executive compensation.

FOR

4 **Stockholder Proposal: Simple Majority Vote Standard***

- vote in favor of the proposal;
- vote against the proposal; or
- abstain from voting on the proposal.

For information, see page 118

The Board recommends you vote **FOR** this proposal.

FOR

5 **Stockholder Proposal: Setting Emission Reduction Targets***

- vote in favor of the proposal;
- vote against the proposal; or
- abstain from voting on the proposal.

For information, see page 120

The Board recommends you vote **AGAINST** this proposal.

AGAINST

*   We will provide the share ownership of the primary filers submitting these proposals promptly upon a stockholder's request.

Which proposals to be voted on at the meeting are considered "routine" and which are "non-routine?"

The ratification of Ernst & Young LLP as our independent registered public accounting firm for 2021 is the only routine matter to be presented at the Annual Meeting, and the only matter on which brokers may vote on behalf of beneficial owners who have not provided voting instructions.

All other matters to be presented at the Annual Meeting are non-routine. Brokers will not be allowed to vote on these other proposals without specific voting instructions from beneficial owners.

How many votes are needed to approve each of the proposals?

Each of the director nominees and all proposals submitted require the affirmative "FOR" vote of a majority of those shares present or represented by proxy at the meeting and entitled to vote on the proposal.

Could other matters be decided at the Annual Meeting?

We are not aware of any other matters to be presented at the meeting. If any matters are properly brought before the Annual Meeting, the individuals named in your signed proxy are authorized to vote in accordance with their best judgment.

Is there a policy about attendance by directors at the Annual Meeting?

Directors are expected to attend the Annual Meeting of Stockholders. All of the individuals who were seeking re-election attended the 2020 Annual Meeting of Stockholders.

Proxies

Who is soliciting my proxy?

The Board of Directors of ConocoPhillips is soliciting your proxy to vote at the 2021 Annual Meeting of Stockholders.

How can I revoke my proxy?

You can revoke your proxy by sending written notice of revocation to our Corporate Secretary so that it is received prior to the close of business on May 10, 2021.

What is the cost of this proxy solicitation?

Our directors, officers, and employees may solicit proxies by mail, by email, by telephone, or in person. Those individuals will receive no additional compensation for solicitation activities. We will request banking institutions, brokerage firms, custodians, trustees, nominees, and fiduciaries to forward solicitation materials to the beneficial owners of common stock held of record by those entities, and we will, upon request, reimburse reasonable forwarding expenses. We will pay the costs of preparing, printing, assembling, and mailing the proxy materials used in the solicitation of proxies. In addition, we have hired Alliance Advisors to assist us in soliciting proxies, which it may do by mail, telephone, or in person. We anticipate paying Alliance Advisors a fee of $20,000, plus expenses.

Ways to Get Our Proxy Statement and Annual Report

How can I access ConocoPhillips' proxy materials and annual report electronically?

This Proxy Statement, the accompanying proxy card, and our 2020 Annual Report are being made available to stockholders online at www.proxyvote.com.

Most stockholders can elect to view future proxy statements and annual reports online instead of receiving paper copies in the mail. If you are a record owner of ConocoPhillips stock, you can choose this option and save us the cost of producing and mailing these documents by following the instructions on your proxy card or those provided when you vote by telephone or over the Internet. If you hold your ConocoPhillips stock in street name, please refer to the information provided by your broker for instructions on how to elect to view future proxy statements and annual reports electronically.

If you choose to view future proxy statements and annual reports electronically, you will receive a Notice of Internet Availability next year in the mail containing the applicable Internet address. Your choice will remain in effect unless you change it; you do not have to elect Internet access each year. If you change your mind and would like to receive paper copies of our proxy statements and annual reports, you can request both by phone at (800) 579-1639, by email at sendmaterial@proxyvote.com, and online at www.proxyvote.com. You will need the 16-digit control number located on your Notice of Internet Availability to request a package. You will also have an opportunity to request future proxy statements and annual reports by mail.

Why did my household receive a single set of proxy materials?

SEC rules permit us to deliver a single copy of an annual report and proxy statement to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This benefits both you and ConocoPhillips, as it eliminates duplicate mailings and reduces our printing and mailing costs. Each stockholder will continue to receive a separate proxy card or voting instruction card.

Your household may have received a single set of proxy materials this year. If you prefer to receive your own copy now or in future years, please request a duplicate set by phone at (800) 579-1639, online at www.proxyvote.com, or by email at sendmaterial@ proxyvote.com.

If you hold your stock in street name, you may receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings on request. You may need to contact your broker directly if you want to discontinue duplicate mailings to your household.

Important Information Concerning the ConocoPhillips Annual Meeting

Online check-in begins: 8:30 a.m., Central Daylight Time
Meeting begins: 9:00 a.m., Central Daylight Time

- ConocoPhillips stockholders as of the close of business on March 15, 2021, the record date for the Annual Meeting, are entitled to participate in the Annual Meeting on May 11, 2021.

- We planned to return to an in-person meeting this year; however, due to the ongoing COVID-19 pandemic, the Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast.

- You will be able to participate in the Annual Meeting of Stockholders online and submit your questions by phone during the meeting or electronically by visiting www.virtualshareholdermeeting.com/COP2021. You will be able to vote your shares electronically at the Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

- We encourage you to access the meeting prior to the start time. Please allow ample time for online check-in, which will begin at 8:30 a.m., Central Daylight Time. The webcast starts at 9:00 a.m., Central Daylight Time.

- To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability, on your proxy card or on the instructions that accompanied your proxy materials.

- Visit our Annual Meeting website at www.conocophillips.com/annualmeeting in advance of the Annual meeting where you can submit questions to management and also access copies of our Proxy Statement and Annual Report.

Thank you for your interest and support – your vote is important!

Appendix A

Non-GAAP Financial Measures

CASH FROM OPERATIONS (CFO)

Cash from operations (CFO) is calculated by removing the impact from operating working capital from cash provided by operating activities. The company believes that the non-GAAP measure CFO is useful to investors to help understand changes in cash provided by operating activities excluding the timing effects associated with operating working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with our results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting ConocoPhillips' business and performance.

ADJUSTED EARNINGS

Adjusted Earnings is calculated by removing the impact of special items from reported earnings. Special items are items that management believes are unusual or nonrecurring and not indicative of our core operating results or business outlook over the long term. Management believes adjusted earnings is useful to investors in evaluating our operating results, understanding our operating trends across periods on a consistent basis and providing comparability with the performance of peer companies.

ADJUSTED EPS

Adjusted EPS is a measure of the company's diluted net earnings per share excluding special items. Special items are items that management believes are unusual or nonrecurring and not indicative of our core operating results or business outlook over the long term. Management believes adjusted earnings per share is useful to investors in evaluating our operating results, understanding our operating trends across periods on a consistent basis and providing comparability with the performance of peer companies.

FREE CASH FLOW

Free cash flow is cash provided by operating activities excluding operating working capital in excess of capital expenditures and investments. Free cash flow is not a measure of cash available for discretionary expenditures since the company has certain non-discretionary obligations such as debt service that are not deducted from the measure. The company believes this non-GAAP measure is useful to investors as it provides insight into the company's ability to fund its capital expenditures and investments from the cash provided by operating activities excluding operating working capital changes.

NON-GAAP RECONCILIATIONS

Reconciliation of Net Cash Provided by Operating Activities to Cash From Operations ("CFO") to Free Cash Flow

$ Millions, Except as Indicated	For the Year Ended 12/31/2018	For the Year Ended 12/31/2019	For the Year Ended 12/31/2020
Net Cash Provided by Operating Activities	12,934	11,104	4,802
Adjustments:			
Net operating working capital changes	635	(579)	(372)
Cash from operations	**12,299**	**11,683**	**5,174**
Capital expenditures and investments	(6,750)	(6,636)	(4,715)
Free Cash Flow	5,549	5,047	459

Reconciliation of Earnings to Adjusted Earnings and EPS to Adjusted EPS

	For the Year Ended			
	12/31/2020			
$ Millions, except as indicated	Pre-tax	Income tax	After-tax	Per share of common stock (dollars)
Consolidated				
Earnings (loss)			**(2,701)**	**(2.51)**
Adjustments:				
Unrealized (gain) loss on CVE shares	855	—	855	0.79
Impairments	1,680	(377)	1,303	1.20
Net (gain) loss on asset sales	(551)	(14)	(565)	(0.52)
Exploration expenses	84	(17)	67	0.06
Transaction and restructuring expenses	24	(5)	19	0.02
Albert tax credit	—	(48)	(48)	(0.04)
Deferred tax adjustments	—	92	92	0.09
Unrealized (gain) loss on FX derivative	(38)	8	(30)	(0.03)
Pension settlement expense	44	(10)	34	0.03
Pending claims and settlements	(75)	9	(66)	(0.06)
Adjusted earnings (loss)			**(1,040)**	**(0.97)**

Other Measures

RESOURCES

Based on the Petroleum Resources Management System, a system developed by industry that classifies recoverable hydrocarbons into commercial and sub-commercial to reflect their status at the time of reporting. Proved, probable and possible reserves are classified as commercial, while remaining resources are categorized as sub-commercial or contingent. The company's resource estimate includes volumes associated with both commercial and contingent categories. The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. U.S. investors are urged to consider closely the oil and gas disclosures in our Form 10-K and other reports and filings with the SEC.

COST OF SUPPLY

Cost of supply is the WTI equivalent price that generates a 10 percent after-tax return on a point-forward and fully burdened basis. Fully burdened includes capital infrastructure, foreign exchange, price-related inflation, G&A, and carbon tax (if currently assessed). If no carbon tax exists for the asset, it is not included in this metric. All barrels of resources are discounted at 10 percent.

LIQUIDITY

Liquidity includes cash, cash equivalents, short-term investments and available borrowing capacity under the company's revolving credit facility. The company believes liquidity is useful to investors to provide insight into the company's ability to fund its business plans and debt obligations.

PRODUCTION GROWTH PER DEBT-ADJUSTED SHARE

Production per debt-adjusted share is calculated on an underlying production basis using ending period debt divided by ending share price plus ending shares outstanding. Underlying production excludes Libya and closed dispositions and acquisitions. The company believes that production per debt-adjusted share is useful to investors as it provides a consistent view of production on a total equity basis by converting debt to equity and allows for comparisons across peer companies.

Stockholder Information

Annual Meeting

The ConocoPhillips Annual Meeting of Stockholders will be held:

Tuesday, May 11, 2021
Online at:
www.virtualshareholdermeeting.com/ COP2021

Notice of the meeting and proxy materials are being sent to all stockholders.

Direct Stock Purchase and Dividend Reinvestment Plan

The ConocoPhillips Investor Services Program is a direct stock purchase and dividend reinvestment plan that offers stockholders a convenient way to buy additional shares and reinvest their common stock dividends. Purchases of company stock through direct cash payment are commission free. Please call Computershare to request an enrollment package:

Toll-free number: **800-356-0066**

You may also enroll online at *www.computershare.com/investor.*

Registered stockholders can access important investor communications online and sign up to receive future stockholder materials electronically by following the enrollment instructions.

Principal and Registered Offices

925 N. Eldridge Parkway
Houston, TX 77079

251 Little Falls Drive
Wilmington, DE 19808

Stock Transfer Agent and Registrar

Computershare
462 South 4th Street
Louisville, KY 40202
www.computershare.com

Information Requests

For information about dividends and certificates, or to request a change of address form, stockholders may contact:

Computershare
462 South 4th Street
Louisville, KY 40202
and
P.O. Box 505005
Louisville, KY 40233-5005
Toll-free number: 800-356-0066
Outside the U.S.: 201-680-6578

TDD for hearing impaired: 800-231-5469
TDD outside the U.S.: 201-680-6610
www.computershare.com/investor

Personnel in the following offices can also answer investors' questions about the company:

Institutional Investors:

ConocoPhillips Investor Relations
16930 Park Row Drive
Houston, TX 77084
281-293-5000
investor.relations@conocophillips.com

Individual Investors:

ConocoPhillips Shareholder Relations
P.O. Box 2197
Houston, TX 77252-2197
281-293-6800
shareholder.relations@conocophillips.com

Compliance and Ethics

For guidance, or to express concerns or ask questions about compliance and ethics issues, call ConocoPhillips' Ethics Helpline toll-free at 877-327-2272, available 24 hours a day, seven days a week. The ethics office also may be contacted via email at *ethics@ conocophillips.com*, the Internet at *www.conocophillips.ethicspoint.com* or by writing:

Attn: Corporate Ethics Office
ConocoPhillips
P.O. Box 2197
Houston, TX 77252-2197

Copies of Proxy Statement and Annual Report

Copies of this Proxy Statement and the 2020 Annual Report, as filed with the U.S. Securities and Exchange Commission, are available for free by making a request on the company's website, calling 918-661-3700 or writing:

ConocoPhillips Reports
B-17 Plaza Office Building
315 S. Johnstone Ave.
Bartlesville, OK 74004

Website

www.conocophillips.com

The site includes resources of interest to investors, including news releases and presentations to securities analysts; copies of ConocoPhillips' annual reports and proxy statements; reports to the U.S. Securities and Exchange Commission; and data on ConocoPhillips' health, safety, and environmental performance.

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ConocoPhillips 2020 Notable Recognitions and Achievements

- Named to the North American Dow Jones Sustainability Index as the top U.S. performer in the Oil & Gas Upstream & Integrated sector and included in the Sustainability Yearbook 2021
- Received top sustainability scores; best possible score of "1" on ISS's E&S Quality Score and score of "A" from MSCI
- *Forbes* America's Best Large Employers
- *Fortunes'* 2021 World's Most Admired Companies
- *Forbes* World's Best Employers
- Human Rights Campaign's Corporate Equality Index: Perfect Score

EXPLORE CONOCOPHILLIPS

Fact Sheets

The ConocoPhillips Fact Sheets provide detailed operational updates for each of the company's six segments. The Fact Sheets are updated annually and are available at *www.conocophillips.com/factsheets.*


ConocoPhillips Overview
ConocoPhillips
Fact Sheet—March 2021

Sustainability Report

Our annual Sustainability Report provides details on priority reporting issues for the company, a letter from our CEO and key environmental, social and governance metrics. The report is updated in June and is available on our website at *www.conocophillips.com/susdev.*


ConocoPhillips
2019
SUSTAINABILITY
REPORT

Managing Climate-Related Risks Report

Our Managing Climate-Related Risks Report includes a letter from our CEO and details on our governance framework, risk management approach, strategy, and key metrics and targets for climate-related issues. The report is available on our website at *www.conocophillips.com/climatechange.*


ConocoPhillips
Managing
Climate-Related
Risks
Building a resilient strategy
for the energy transition
2019

    